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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

                         ADVANCED GLASSFIBER YARNS LLC
            (Exact name of Registrant as specified in its charter)

          Delaware                        3229                       58-2407014
    (State of formation)      (Primary Standard Industrial        (I.R.S. Employer
                               Classification Code Number)       Identification No.)

                               ----------------

                               AGY CAPITAL CORP.
            (Exact name of Registrant as specified in its charter)

          Delaware                        3229                       57-1072917
  (State of incorporation)    (Primary Standard Industrial        (I.R.S. Employer
                               Classification Code Number)       Identification No.)

                               2556 Wagener Road
                          Aiken, South Carolina 29801
                                (803) 643-1377
  (Address, including zip code, and telephone number, including area code, of
                   Registrants' principal executive offices)

                                                     With a copy to:

        Robert B. Fisher, President                   Mark F. McElreath, Esq.
       Advanced Glassfiber Yarns LLC                     Alston & Bird LLP
             AGY Capital Corp.                          One Atlantic Center
             2556 Wagener Road                      1201 West Peachtree Street
        Aiken, South Carolina 29801                 Atlanta, Georgia 30309-3424
              (803) 643-1377                              (404) 881-7378

(Name, address, including zip code, and telephone number, including area code, of Registrants' agent for service)

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

                        CALCULATION OF REGISTRATION FEE
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
                                               Proposed           Proposed
                                               Maximum            Maximum
  Title of Each Class of     Amount to be Offering Price per Aggregate Offering    Amount of
Securities to be Registered   Registered       Note(1)             Price        Registration Fee
------------------------------------------------------------------------------------------------
 9 7/8% Series B Senior
  Subordinated Notes due
  2009..................     $150,000,000        100%           $150,000,000        $41,700

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(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f), based upon the book value of such securities.

                               ----------------

  The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the SEC + +is effective. This prospectus is not an offer to sell these securities and we + +are not soliciting an offer to buy these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1999

PROSPECTUS

                         ADVANCED GLASSFIBER YARNS LLC
                               AGY CAPITAL CORP.

   Offer to Exchange their 9 7/8% Series B Senior Subordinated Notes due 2009 which have been registered under the Securities Act
               for up to $150,000,000 aggregate principal amount
         of their outstanding 9 7/8% Senior Subordinated Notes due 2009

The Exchange Notes:

 . The terms of the exchange notes we issue will be substantially identical to the outstanding notes that we issued on January 21, 1999, except for the elimination of certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

 . We will pay interest on the exchange notes twice a year, beginning July 15, 1999.

 . We cannot redeem the exchange notes before January 15, 2004. After that date, we may redeem them at certain specified prices. However, before January 15, 2002, we can redeem up to 35% of the exchange notes at 110.125% of their face amount, plus interest, with money we raise in certain public equity offerings.

 . If we experience certain changes of control, we must offer to purchase the exchange notes at 101% of their face amount, plus interest.

Guarantees:

 . Certain of our future subsidiaries will guarantee the exchange notes on an unsecured, senior subordinated basis.

The Exchange Offer:

 . The exchange offer will expire at 5:00 p.m., New York City time, on     ,
  1999, unless extended.

 . Our completion of the exchange offer is subject to customary conditions, which we may waive.

 . Upon our completion of the exchange offer, all old notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act.

 . Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

 . The exchange of notes will not be a taxable exchange for federal income tax purposes.

 . We do not intend to list the exchange notes on any national securities exchange or Nasdaq.

 . We will not receive any cash proceeds from the exchange offer.

Notice to Investors:

 . You should consider carefully the risk factors beginning on page 14 of this prospectus before tendering your old notes in the exchange offer.

 . Neither the SEC nor any state securities commission has approved or disapproved of the exchange notes, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is     , 1999.

  We have not authorized any person to make a statement that differs from what is in this prospectus. If any person makes a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the exchange notes in any state where such offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

  This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

                               TABLE OF CONTENTS

Prospectus Summary.........................................................   1
Risk Factors...............................................................  14
  Old Notes Outstanding After the Exchange Offer Will Not Have Registration
   Rights and We Expect the Market for the Old Notes To Be Illiquid........  14
  Our Indebtedness Results in Significant Debt Service Obligations and
   Limitations.............................................................  14
  Your Exchange Notes Will Be Subordinate to Our Senior Debt...............  15
  Our Indebtedness May Prevent Us from Engaging in Certain Beneficial
   Activities..............................................................  15
  We May Not Have Sufficient Funds to Repay the Exchange Notes Upon a
   Change of Control.......................................................  16
  The Exercise of Put Rights May Adversely Affect Our Operating
   Performance.............................................................  16
  We Have Only Operated Independently of Owens Corning Since September 30,
   1998 and Remain Dependent Upon Owens Corning to Provide Certain
   Materials and Services..................................................  17
  We May Have Conflicts of Interest With Our Equityholders.................  17
  A Downturn in the Electronics Industry or the Movement of Electronics
   Industry Production Outside of North America Could Reduce Demand for Our
   Products................................................................  18
  Our Operating Performance is Dependent Upon a Limited Number Of
   Customers...............................................................  18
  We Depend on a Stable Supply of Borates..................................  19
  Our Customers Could Switch to Other Suppliers of Glass Yarns.............  19
  A Disruption at One of Our Facilities Would Significantly Decrease
   Production..............................................................  19
  Our Foreign Sales Are Exposed to Risk of Currency Fluctuations...........  20
  Changes In Government Regulations Could Reduce Demand for Our Products...  20
  Issuance of the Old Notes and Any Note Guarantee May Be Subject to
   Fraudulent Conveyance Laws..............................................  20
  We May Suffer Significant Costs to Make Our Systems "Year 2000"
   Compliant...............................................................  21
  Our Operating Performance is Dependent Upon Good Relations with Our
   Employees...............................................................  22
  We May Be Responsible for Environmental and Safety and Health Costs......  22
  You Cannot Be Sure That an Active Trading Market Will Develop for the
   Exchange Notes..........................................................  22
Use of Proceeds............................................................  24
Capitalization.............................................................  24
Unaudited Condensed Pro Forma Financial Information........................  25
Selected Historical Financial Information..................................  32
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  34
Business...................................................................  43
Management.................................................................  51
Operating Agreement........................................................  53
Certain Relationships and Related Transactions.............................  56
Security Ownership.........................................................  63
Description of Other Indebtedness..........................................  64
Description of Exchange Notes..............................................  66
Certain Federal Income Tax Considerations.................................. 104
The Exchange Offer......................................................... 105
Plan of Distribution....................................................... 116
Legal Matters.............................................................. 118
Experts.................................................................... 118
Index to Financial Statements.............................................. F-1

                      WHERE YOU CAN FIND MORE INFORMATION

  This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since these summaries may not contain all of the information that you may find important, you should review the full text of these documents. We have filed certain of these documents as exhibits to our registration statement.

  In addition, we have agreed that, even though the SEC does not require us to do so, for so long as any notes remain outstanding, we will furnish to you and the trustee and file with the SEC all such information, documents and reports specified in Section 13 or 15(d) of the Exchange Act.

  You should direct any request for information to our Chief Financial Officer at least 10 business days before you tender your exchange notes in the exchange offer. Our mailing address and telephone number are:

                         Advanced Glassfiber Yarns LLC
                               2556 Wagener Road
                          Aiken, South Carolina 29801
                                 (803) 643-1377

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

  Some of the information in this prospectus may contain forward looking statements. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify forward looking statements by our use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward looking statements are reasonable, we cannot assure you that our plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from the forward looking statements we make in this prospectus are set forth in the "Risk Factors" section and elsewhere in this prospectus. All forward looking statements attributable to us or persons acting for us are expressly qualified in their entirety by our cautionary statements.

                        CERTAIN MARKET AND INDUSTRY DATA

  Unless we indicate otherwise, we derived the glass yarns industry data, our market share and the percentage of our sales attributable to various end-use markets in this prospectus from our internal surveys and estimates. We believe that there are no industry-wide publications or trade associations that report industry, market and end-use data. No independent sources have verified our internal surveys or estimates. While this data is shown with numerical specificity, these estimates are based on sources that are not complete and on collection methodologies that are not systematic, including:

  . routine discussions with customers to estimate existing and projected global glass yarn sales;

  .  negotiations with customers in which pricing information was discussed;

  . development of a business model with independent consultants to estimate glass yarns consumption in the electronics industry;

  . our understanding, based on ordinary course discussions with our customers, of the end-use markets served directly and indirectly by our customers, which we have used to estimate the percentage of our glass yarn sales to the electronics, industrial, construction and specialty markets;

  .  review of fabric production quantities with major weavers; and

  . public statements by competitors, independent financial analysts and a regional trade association.

  These estimates represent our management's good faith assessments and are believed to be based on methodologies similar to those used by our major competitors, but nevertheless are inherently subject to inaccuracy.

  In this prospectus, we express our capacity utilization as a percentage of installed bushings in use. Bushings are heat-resistant platinum and rhodium trays through which molten glass is passed to form glass filaments. The fact that a bushing is in use does not necessarily indicate that we are obtaining the highest volumes or margins possible with that bushing. Volume and margin depend on numerous factors including the production process in use and the product mix.

                 USE OF CERTAIN TERMS AND FINANCIAL INFORMATION

  Unless the context otherwise requires, as used in this prospectus, the terms
(1) "AGY," "Issuers" or "we" collectively refer to Advanced Glassfiber Yarns LLC and AGY Capital Corp. and, where the context requires, to the historical operations of Owens Corning's business of manufacturing and selling glass fiber yarns prior to September 30, 1998, (2) "old notes" refer to the 9 7/8% Senior Subordinated Notes due 2009 that we issued on January 21, 1999, (3) "exchange notes" refer to the 9 7/8% Series B Senior Subordinated Notes due 2009 that have been registered under the Securities Act of 1933 and that we are offering in exchange for the old notes and (4) "notes" collectively refer to the old notes and the exchange notes. All of our historical financial information contained in this prospectus for the periods prior to and ending September 30, 1998 is based upon the historical financial information of the business prior to that date.

                               PROSPECTUS SUMMARY

  This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. To understand the exchange offer fully, you should read this entire prospectus carefully, including the risk factors and the financial statements.

                         Advanced Glassfiber Yarns LLC

  Advanced Glassfiber Yarns LLC is the second largest global supplier of glass yarns. In 1997, our net sales accounted for approximately 49% of the North American market and approximately 24% of the global market. We are one of only two major glass yarns producers with manufacturing facilities in North America and one of only five major glass yarns producers that supply glass yarns globally. We produce our glass yarns by converting molten glass into thin glass filaments which we then twist into yarn. Our products fall into two categories based on filament diameter:

  . heavy yarns, which accounted for 76% of our 1997 net sales; and

  . fine yarns, which accounted for 24% of our 1997 net sales.

We are the world's largest producer of fine yarns, and the world's second largest producer of heavy yarns.

  Glass yarns, because of their unique physical properties, are a critical material used in a variety of electronic, industrial, construction and specialty applications. Heavy yarns are used in a wide range of applications, such as printed circuit boards, roofing materials, filtration equipment, building reinforcements, window screening, aerospace materials and reinforced tapes. Fine yarns are used primarily to construct laminates for multi-layer printed circuit boards, which are integral to virtually all advanced electronic products, including computers, telecommunications equipment, television equipment, automotive equipment and home appliances. We also produce a subcategory of heavy yarns known as specialty materials, such as S-2 Glass(R), a proprietary high-strength glass yarn. Specialty materials, which accounted for 9% of our 1997 net sales, are used for aircraft laminates, oxygen tanks, sporting goods and vehicle armor. Fine yarns and specialty materials generally command higher prices and profit margins than non-specialty heavy yarns, primarily due to their value-added characteristics.

  For the twelve months ended September 30, 1998, our net sales and EBITDA, on a pro forma basis, were $273.0 million and $80.9 million, respectively. We attribute our strong results and profitability primarily to the following factors:

  Attractive Industry Fundamentals. The glass yarns industry has historically been characterized by a limited number of suppliers, high barriers to entry, a limited number of cost-effective substitutes and high capacity utilization. There are only five major glass yarns producers that supply glass yarns globally, with combined sales comprising approximately 80% of total industry sales. Historically, new entry into the market has been limited due to high barriers of entry, which include technological know-how and significant capital expenditure requirements. In addition, we believe that the industry's capacity utilization generally has been high, which has allowed manufacturers to more efficiently operate their facilities. Our capacity utilization, as measured by use of installed bushings, averaged approximately 94% between 1995 and 1997 and for the first nine months of 1998.

  Stable Customer Base. We sell our products to over 300 customers worldwide, including every major North American and European weaver and a diverse group of other domestic and international commercial and industrial users of yarns. We maintain long-standing relationships with our major customers by collaborating with them to meet their specific manufacturing requirements and by providing high quality products and strong customer service. In addition, our customer relationships generally are stable due to the limited number of global suppliers of glass yarns and the costs to customers associated with "qualifying" new suppliers. In order to qualify a new supplier, a customer may need to modify its own loom set-ups and fabric specifications and also qualify the new glass yarn supplier with certain downstream manufacturers and weavers. Furthermore, although glass yarns generally represent a small fraction of an end product's overall manufacturing cost, product defects can be costly for customers. Consequently, customers demand high-quality, reliable yarns from their suppliers and we have established a reputation with our customers for meeting these demands. As a result of these factors, we have maintained relationships with each of our top five customers for over 25 years.

  Unique Properties of Glass Yarns. The characteristics of glass yarns include:

  . high strength-to-weight ratio;

  . dimensional stability;

  . heat resistance;

  . moisture resistance;

  . chemical resistance;

  . electrical resistance; and

  . thermal insulation.

  Although carbon and aramid fibers are stronger than glass yarns, they are significantly more expensive. Other materials, such as steel and wood, are less expensive but lack the physical characteristics of glass yarns. Given the unique combination of physical attributes and relative low cost of glass yarns, we believe few cost-effective substitute products exist.

  Diversified End-Use Markets. The characteristics of glass yarn make it the material of choice for a variety of products manufactured in the electronics, industrial, construction and specialty markets. Our net sales to these markets represented 36%, 28%, 27% and 9% of our 1997 net sales, respectively. We believe that this diversity in end-use applications reduces volatility in overall demand for our products.

  Superior Production Technology and Product Innovation. We believe that we are the technological leader in the production of glass yarns due to our strong process engineering and product development capabilities. We pioneered the glass yarns industry with the introduction of "glass cotton" in the 1930s and the introduction of fine yarns in the 1940s, and have continued our innovation with the development of S-2 Glass(R), Zentron(R) and zero twist yarn. We employ 41 technical professionals dedicated to the development of new products, process improvements and product innovations.

                               Business Strategy

  Our business strategy includes the following key elements:

  Emphasize Fine Yarns and Specialty Materials. We will continue our focus on increasing the proportion of our net sales attributable to fine yarns and specialty materials. Sales of fine yarns and specialty materials increased as a proportion of our net sales from 26% in 1994 to 33% in 1997. We believe our global leadership in producing fine yarns and specialty materials is a competitive advantage when targeting manufacturers of sophisticated electronics and specialty composites.

  Develop New Products and Product Innovations. To maintain our technological leadership position in the glass yarns industry, we conduct an active internal research and development program aimed at developing new and improved products. In addition, we have formed several joint product development programs with our customers such as BGF Industries, Inc., a wholly owned subsidiary of Porcher Industries, S.A., and certain downstream manufacturers. We also have a continuing relationship with Owens Corning pursuant to which we and Owens Corning conduct joint development programs and we share in certain of Owens Corning's technology and research and development. We will continue our focus on research and development and our commitment to collaborate with customers to improve and develop products.

  Focus on Operating Efficiency. We continually seek to improve the quality of our production facilities and our operating systems by utilizing modern production technology. These new technologies have enabled us to increase throughput, product quality and operational flexibility. As a result of these operating improvements, our EBITDA margins increased from 22% in 1993 to 32% for the last twelve months ended September 30, 1998.

  Selective Geographic Expansion. We believe that we have opportunities to expand our business outside of North America. Approximately 27% of our 1997 net sales were outside of North America, with approximately 24% in Europe and approximately 3% in Asia. We believe Asia represents an attractive long-term opportunity for sales of our fine yarns, despite the region's current economic turmoil. Certain of our customers are expanding their production capabilities in Asia to meet the region's demand for glass fabrics used to manufacture electronic laminates. We anticipate that glass yarns needed for such increased production will be sourced locally. According to the U.S. Department of Commerce, the Asian and Australian region represented approximately 50% of the global supply of printed circuit boards in 1997. Our strategy is to continue to expand outside North America by co-locating or sharing production facilities with our customers. This would reduce the risks and capital expenditures associated with geographic expansion while strengthening our relationships with these customers.

                           The Formation Transactions

  Porcher Industries and Owens Corning beneficially own 51% and 49% interests in AGY, respectively. On July 1, 1998, Owens Corning formed AGY to own and operate Owens Corning's glass fiber yarns and specialty materials business. On September 30, 1998, Owens Corning sold a 51% interest in AGY to our largest customer, Porcher Industries. The total consideration paid by Porcher Industries was approximately $338.9 million, excluding $3.2 million of transaction fees. Porcher Industries is a leading global manufacturer of industrial fabrics and operates in North America primarily through its wholly owned subsidiary, BGF Industries. In connection with Porcher Industries' majority purchase, Owens Corning entered into a number of agreements to provide various raw materials, capital equipment and services to us.

  Concurrently with Porcher Industries' majority purchase, we recapitalized AGY by borrowing a total of $404.0 million through a combination of $254.0 million under a senior credit facility and $150.0 million under a senior subordinated credit facility. We used the proceeds of these borrowings to pay (1) cash distributions of $203.6 million to Porcher Industries and $193.4 million to Owens Corning and (2) approximately $7.0 million in transaction fees and expenses.

  In connection with the above-described "formation transactions," Porcher Industries' net cash outlay was $138.5 million, represented by the $338.9 million paid for the 51% interest in AGY, plus $3.2 million in fees paid in connection with the majority purchase, less the $203.6 million cash distribution Porcher Industries received from us. Owens Corning received $532.3 million in total consideration, comprised of the $338.9 million paid to it by Porcher Industries and the $193.4 million cash distribution Owens Corning received from us.

  The net proceeds from the offering of the old notes, together with additional borrowings under our senior credit facility, were used to repay all amounts outstanding under our senior subordinated credit facility incurred in connection with the formation transactions.

                         Summary of the Exchange Offer

The Exchange Offer......  We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of old notes. As of the date of this prospectus, $150,000,000 in aggregate principal amount of old notes are outstanding.

                          We have registered the exchange notes under the Securities Act and they are substantially identical to the old notes, except for the elimination of certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

Resale of the
 Exchange Notes.........  Based on interpretations by the SEC set forth in certain no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:

                           . you are acquiring the exchange notes in the
                             ordinary course of business;

                           . you are not participating, do not intend to
                             participate, and have no arrangement or
                             understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

                           . you are not an "affiliate" of ours.

                          If our belief is inaccurate and you transfer any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

                          Each broker-dealer that is issued exchange notes for its own account in exchange for old notes which were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the exchange notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the old notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of AGY.

                          The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Accrued Interest on the
 Exchange Notes and the
 Old Notes..............
                          Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of issuance of the old notes (January 21, 1999). Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

No Minimum Condition....  We are not conditioning the exchange offer on the tender of any minimum aggregate principal amount of old notes.

Expiration Date.........  The exchange offer will expire at 5:00 p.m., New York
                          City time, on     , 1999, unless we decide to extend
                          the exchange offer.

Withdrawal Rights.......  You may withdraw your tender at any time prior to
                          5:00 p.m., New York City time, on the expiration date.

Conditions to the
 Exchange Offer.........  The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. See "The Exchange Offer--Conditions."

Procedures for
 Tendering Old Notes....  If you are a holder of old notes who wishes to accept the exchange offer, you must:

                           . complete, sign and date the accompanying letter
                             of transmittal, or a facsimile thereof, and mail or otherwise deliver such documentation, together with your old notes to the exchange agent at the address set forth under "The Exchange Offer-- Exchange Agent;" or

                           . arrange for The Depository Trust Company to
                             transmit certain required information, including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

                          By tendering your old notes in either manner, you will be representing, among other things, that:

                           . you are acquiring the exchange notes in the
                             ordinary course of business;

                           . you are not participating, do not intend to
                             participate, and have no arrangement or
                             understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

                           . you are not an "affiliate" of ours.

Special Procedures for
 Beneficial Owners......  If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact such registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery
 Procedures.............  If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your old notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Use of Proceeds.........  We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will pay all our expenses incurred in connection with the exchange offer.

Federal Income Tax
 Consequences...........  We anticipate that the exchange of notes in the exchange offer will not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations."

Effect on Holders of
 Old Notes..............  As a result of this exchange offer, we will have fulfilled an obligation under the registration rights agreement dated as of January 21, 1999 among AGY, First Union Capital Markets and Warburg Dillon Read LLC and, accordingly, there will be no increase in the interest rate on the old notes. If you do not tender your old notes in the exchange offer:

                           . you will continue to hold the old notes and will
                             be entitled to all the rights and limitations applicable to the old notes under the indenture governing the notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and

                           . you will not have any further registration or
                             exchange rights and your old notes will be subject to certain restrictions on transfer. Accordingly, the trading market for untendered old notes could be adversely affected.

Shelf Registration        Under certain circumstances, certain holders of old
 Statement..............  notes may require us to file, and cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of old notes by such holders.

Exchange Agent..........  The Bank of New York is serving as exchange agent in connection with the exchange offer. See "The Exchange Offer--Exchange Agent."

                         Summary of the Exchange Notes

Issuers.................  The exchange notes will be the obligations of
                          Advanced Glassfiber Yarns LLC and AGY Capital Corp. AGY Capital Corp. is a wholly owned subsidiary of Advanced Glassfiber Yarns LLC.

Securities Offered......  Up to $150,000,000 in principal amount of 9 7/8%
                          Series B Senior Subordinated Notes due 2009.

Maturity Date...........  January 15, 2009.

Interest Payment          January 15 and July 15, beginning on July 15, 1999.
 Dates..................

Optional Redemption.....  We may redeem:

                           . all or part of the exchange notes beginning on
                             January 15, 2004, at the redemption prices described in "Description of Exchange Notes-- Redemption;" and

                           . up to 35% of the exchange notes originally issued
                             at any time prior to January 15, 2002 at the price of 110.125% of their face amount, plus accrued and unpaid interest, with money we raise in certain public equity offerings.

Ranking.................  The exchange notes are, and any note guarantees will be, senior subordinated debt. They rank behind all of our current and future indebtedness (other than trade payables), except indebtedness that expressly provides that it is not senior to the exchange notes. The exchange notes will effectively rank behind any of our future indebtedness that is secured by any of our assets to the extent of the value of such assets, even if such indebtedness expressly provides that it is not senior to the exchange notes.

Note Guarantees.........
                          Certain of our future subsidiaries will guarantee the exchange notes on an unsecured basis. The note guarantees will be senior subordinated debts. They will rank behind (1) all of the indebtedness of the note guarantors (other than trade payables), except indebtedness that expressly provides that it is not senior to the note guarantees and (2) any indebtedness of the note guarantors that is secured by any assets to the extent of the value of such assets.

Mandatory Offer to        If we sell certain assets or experience certain
 Purchase...............  changes of control, we must offer to purchase the exchange notes at the prices listed in "Description of Exchange Notes."

Basic Covenants
 of Indenture...........  We will issue the exchange notes under an indenture that will contain covenants for your benefit. Such covenants, among other things, could limit or restrict our ability and the ability of certain of our subsidiaries to:

                           . incur additional debt;

                           . pay dividends and make distributions;

                           . repurchase securities;

                           . make certain investments;

                           . create liens;

                           . transfer or sell assets;

                           . enter into transactions with affiliates;

                           . issue or sell stock of subsidiaries; or

                           . merge or consolidate.

                          However, these restrictions will be subject to a number of important qualifications and exceptions. For more details, see "Description of Exchange Notes--Certain Covenants."

                                  Risk Factors

  You should read the "Risk Factors" section, beginning on page 14, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in the exchange offer.

               Summary Unaudited Pro Forma Financial Information

  We have based the following summary unaudited pro forma financial information upon the historical financial statements of Owens Corning's glass yarns and specialty materials business. We have adjusted the information based on certain assumptions that we believe accurately represent the effects of the formation transactions.

  The summary unaudited pro forma statement of operations data for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and September 30, 1998 each gives effect to the formation transactions and the offering of the old notes as if they had occurred on January 1, 1997. We have prepared the unaudited summary pro forma balance sheet data as of September 30, 1998 as if the formation transactions and the offering of the old notes had occurred on that date.

  The following summary unaudited pro forma financial information does not include a provision for income taxes because AGY is a limited liability company and is therefore not subject to income tax.

  The summary unaudited pro forma financial statement data does not purport to be indicative of what our financial position or results of operations would actually have been had the formation transactions and the offering of the old notes been completed on such dates, or to project our financial position or results of operations for any future period. You should read this information in conjunction with our historical financial statements and the other financial information included elsewhere in this prospectus.

                                            Year Ended
                                           December 31,    Nine Months Ended
                                               1997          September 30,
                                           ------------ -----------------------
                                           (unaudited)  (unaudited) (unaudited)
                                                  (dollars in thousands)
Statement of Operations Data:
Net sales................................    $277,357    $209,580    $205,248
Cost of goods sold.......................     191,256     144,630     142,436
                                             --------    --------    --------
Gross profit.............................      86,101      64,950      62,812
Selling, general and administrative
 expense.................................      24,027      18,020      18,397
Restructuring costs(/1/).................         --          --        2,034
                                             --------    --------    --------
Income from operations...................      62,074      46,930      42,381
Interest expense.........................      39,230      29,422      29,422
Other income, net........................      (3,240)     (2,440)     (2,467)
                                             --------    --------    --------
Income before extraordinary item.........      26,084      19,948      15,426
Extraordinary item(/2/)..................       3,750       3,750         --
                                             --------    --------    --------
Net income...............................    $ 22,334    $ 16,198    $ 15,426
                                             ========    ========    ========
Other Data:
Depreciation and amortization............    $ 19,799    $ 14,748    $ 15,014
Cash interest expense....................      37,409      28,057      28,057
Capital expenditures.....................       8,324       5,744      13,509
EBITDA(/3/)..............................      85,113      64,118      59,862
EBITDA margin(/3/).......................        30.7%       30.6%       29.2%
Ratio of total debt to EBITDA............         --                      5.1x
Ratio of EBITDA to cash interest
 expense.................................         --                      2.2x
Ratio of earnings to fixed charges(/4/)..         7.8x                    1.5x

                                                                  As of
                                                            September 30, 1998
                                                          ----------------------
                                                               (unaudited)
                                                          (dollars in thousands)
Balance Sheet Data:
Working capital..........................................        $ 35,734
Total assets.............................................         449,532
Total debt...............................................         409,125
Members' interest........................................          14,863

--------
(1) During the first quarter of 1998, we recorded a $2.0 million restructuring charge related to personnel reductions at our Aiken and Huntingdon facilities.
(2) Reflects the write-off of fees of $3.8 million paid in connection with the senior subordinated credit facility which was originally capitalized as a deferred financing cost.
(3) We define EBITDA as income (loss) before income taxes, interest expense, depreciation and amortization expense and cumulative effect of accounting change. We present EBITDA because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness; however, you should not consider EBITDA as an alternative to net income
    (loss), as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. EBITDA margin represents EBITDA as a percentage of net sales.
(4) In calculating the ratio of earnings to fixed charges, earnings consist of income before extraordinary item plus fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, and that portion of rental expense estimated to be attributable to interest.

                    Summary Historical Financial Information

  We present below summary historical financial information of Owens Corning's glass yarns and specialty materials business. We derived the information for each of the fiscal years in the three-year period ended December 31, 1997 from our audited financial statements, which appear elsewhere in this prospectus. We derived the information for each of the two fiscal years in the period ended December 31, 1994 and for the nine months ended September 30, 1997 and September 30, 1998 from unaudited financial statements that we prepared. We derived our historical financial statements from the historical financial statements of Owens Corning. We have not adjusted our historical statements of operations to reflect the effect of supply agreements that we entered into with Owens Corning in connection with the formation transactions. In our opinion, the unaudited financial information includes all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the data. Operating results for the nine months ended September 30, 1998 do not necessarily indicate the results that may be expected for the entire fiscal year. You should read this information and the accompanying notes in conjunction with our historical financial statements and the other financial information included elsewhere in this prospectus.

                                                                                   Nine Months Ended
                                       Year Ended December 31,                       September 30,
                          ----------------------------------------------------  -----------------------
                             1993        1994       1995      1996      1997       1997        1998
                          ----------- ----------- --------  --------  --------  ----------- -----------
                          (unaudited) (unaudited)                               (unaudited) (unaudited)
                                                    (dollars in thousands)
Statement of Operations
 Data:
Net sales...............   $246,832    $251,922   $272,395  $274,979  $277,357   $209,580    $205,248
Cost of goods sold......    189,796     175,047    187,153   180,343   182,366    138,045     134,820
                           --------    --------   --------  --------  --------   --------    --------
Gross profit............     57,036      76,875     85,242    94,636    94,991     71,535      70,428
Selling, general and
 administrative
 expenses...............     12,565      13,157     13,748    14,345    14,813     11,110      11,487
Restructuring
 costs(/1/).............        --          --         --        --        --         --        2,034
                           --------    --------   --------  --------  --------   --------    --------
Income from operations..     44,471      63,718     71,494    80,291    80,178     60,425      56,907
Other income, net.......     (1,326)     (1,354)    (3,041)   (3,003)   (2,688)    (2,026)     (2,328)
                           --------    --------   --------  --------  --------   --------    --------
Income before taxes.....     45,797      65,072     74,535    83,294    82,866     62,451      59,235
Provision for income
 taxes(/2/).............     17,535      25,834     29,594    33,051    32,540     24,481      16,226
                           --------    --------   --------  --------  --------   --------    --------
Income before cumulative
 effect of change in
 accounting for post-
 employment benefits....     28,262      39,238     44,941    50,243    50,326     37,970      43,009
Cumulative effect of
 change in accounting
 for post-employment
 benefits(/3/)..........        --        5,600        --        --        --         --          --
                           --------    --------   --------  --------  --------   --------    --------
Net income..............   $ 28,262    $ 33,638   $ 44,941  $ 50,243  $ 50,326   $ 37,970    $ 43,009
                           ========    ========   ========  ========  ========   ========    ========
Other Data:
Depreciation and
 amortization...........   $  7,864    $  8,167   $  8,604  $  8,233  $  8,305   $  6,128    $  6,394
Capital expenditures....     12,811      13,963      8,458    15,314     8,324      5,744      13,509
EBITDA(/4/).............     53,661      73,239     83,139    91,527    91,171     68,579      65,629
EBITDA margin(/4/)......       21.7%       29.1%      30.5%     33.3%     32.9%      32.7%       32.0%
Ratio of earnings to
 fixed charges(/5/).....        128x        155x       164x      136x       78x        78x         67x
Balance Sheet Data(/6/)
 (at period end):
Working capital.........   $ 11,052    $ (1,137)  $ (1,493) $ (4,944) $(11,872)  $ 19,542    $ 35,734
Total assets............    147,198     157,185    159,414   163,839   153,961    172,744     445,476
Total debt..............        --          --         --        --        --         --      404,000
Net assets..............     33,703      25,439     31,899    36,850    30,940     59,820      15,932

--------
(1) During the first quarter of 1998, we recorded a $2.0 million restructuring charge related to personnel reductions at our Aiken and Huntingdon facilities.
(2) AGY was established as a limited liability company on July 1, 1998, and is not subject to income tax, and therefore the data presented above does not reflect income tax expense for any period subsequent to July 1, 1998. Income tax expense reflected in the statement of operations for the nine months ended September 30, 1998 represents the estimated income tax expense attributable to the results of operations of Owens Corning's glass yarns and specialty materials business through June 30, 1998.
(3) Effective January 1, 1994, we adopted Statement of Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits." The cumulative effect of this change in accounting policy was an undiscounted charge of $5.6 million net of related income taxes of $3.6 million.
(4) We define EBITDA as income (loss) before income taxes, interest expense, depreciation and amortization expense and cumulative effect of accounting change. We present EBITDA because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness; however, you should not consider EBITDA as an alternative to net income
    (loss), as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. EBITDA margin represents EBITDA as a percentage of net sales.
(5) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, and that portion of rental expense estimated to be attributable to interest.
(6) The historical balance sheet data for 1993 through September 30, 1997 have not been adjusted to reflect the fact that Owens Corning did not contribute deferred tax assets to us and that Owens Corning retained the following liabilities: income taxes payable, trade accounts payable and post-retirement health care benefits for certain of our employees. The September 30, 1998 balance sheet data reflect the elimination of assets not contributed to us and liabilities not assumed by us, the accounting for the purchase by Porcher Industries of a 51% interest in AGY and the borrowings used to effect our recapitalization.

                                  RISK FACTORS

  Before you tender your old notes, you should be aware that there are various risks involved in such an investment, including those we describe below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to tender your old notes in the exchange offer.

Old Notes Outstanding After the Exchange Offer Will Not Have Registration Rights and We Expect the Market for the Old Notes To Be Illiquid

  If you do not exchange your old notes for exchange notes pursuant to the exchange offer, your old notes will continue to be subject to the restrictions on transfer of old notes. In general, you may not offer or sell old notes unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not currently intend to register the old notes under the Securities Act. Based on interpretations by the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes issued pursuant to the exchange offer (unless you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as you acquired the exchange notes in the ordinary course of your business and you will not, and have no arrangement with any person to, participate in the distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected.

Our Indebtedness Results in Significant Debt Service Obligations and
Limitations

  We incurred significant debt in connection with the financings described in the prospectus summary under "The Formation Transactions" and, as a result, we have significant debt service obligations. As of September 30, 1998, as adjusted for the offering of the old notes, we would have had approximately $409.1 million of indebtedness. We also would have had the ability to incur $52.9 million of additional debt under our senior credit facility. See "Capitalization." In addition, the indenture governing the notes allows us to incur additional indebtedness under certain circumstances. If we add new debt to our current debt levels, the related risks that we now face could intensify. See "Capitalization," "Selected Historical Financial Information," "Description of Other Indebtedness" and "Description of Exchange Notes--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness."

  Our substantial indebtedness poses important consequences to you, including the risks that:

  . we will use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, research and development and other general corporate purposes;

  . our indebtedness may limit our ability to obtain additional financing on satisfactory terms and to otherwise fund working capital, capital expenditures, acquisitions, research and development, and other general corporate requirements;

  . our level of indebtedness may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

  . our debt may bear interest at variable rates which could create higher debt service requirements if market interest rates increase; and

  . our failure to comply with the financial and other covenants applicable to our debt could result in an event of default, which, if not cured or waived, could have a material adverse effect on us.

  If we successfully implement our business and operating strategies, we believe we will have enough capital to carry on our business and service our debt requirements for the foreseeable future. However, if we cannot generate sufficient cash flow from operations to meet our obligations, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our debt, or seek additional equity capital. We cannot assure you that any of these remedies would be satisfactory or could be effected on satisfactory terms, if at all. Our ability to pay principal and interest on the exchange notes and to satisfy our other debt obligations will depend on our future operating performance. Our operating performance will be affected by prevailing economic conditions and financial, business and other factors which may be beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Other Indebtedness" and "Description of Exchange Notes."

Your Exchange Notes Will Be Subordinate to Our Senior Debt

  Before paying principal and interest on the exchange notes, we must first make payments on any of our existing and future senior debt that is in default, including all outstanding amounts under our senior credit facility. As of September 30, 1998, as adjusted for the offering of the old notes, we would have had approximately $262.1 million of senior indebtedness. In addition, we would have had approximately $52.9 million of additional borrowing availability under our senior credit facility.

  Substantially all of our real and personal property we use in our business operations secures our obligations under our senior credit facility. If we default on any payments required under any of our secured debt, the secured lenders could declare all amounts outstanding, together with accrued and unpaid interest, immediately due and payable. If we are unable to repay amounts due, the lenders could proceed against the collateral securing the debt. If the lenders proceed against any of the collateral, we may not have enough assets left to pay you or other noteholders. Moreover, if we become bankrupt or similarly reorganize, we may not be able to use our assets to pay you or other noteholders until after we pay all of our senior debt. In addition, the senior credit facility may prohibit us from paying amounts due on the exchange notes, or from purchasing, redeeming or otherwise acquiring the exchange notes if a default exists under our senior debt. None of our non-United States subsidiaries will guarantee the exchange notes and the exchange notes will be effectively subordinated in right of payment to all debt and other liabilities (including trade payables) of these subsidiaries. See "Description of Exchange Notes--Subordination of the Exchange Notes and Note Guarantees."

Our Indebtedness May Prevent Us from Engaging in Certain Beneficial Activities

  Our senior credit facility and the indenture governing the notes each contain a number of significant covenants. These covenants could limit or restrict our ability to:

  . incur additional debt;

  . pay dividends and make distributions;

  . repurchase securities;

  . make certain investments;

  . create liens;

  . transfer or sell assets;

  . enter into transactions with affiliates;

  . issue or sell stock of subsidiaries; or

  . merge or consolidate.

  These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our senior credit facility also requires us to comply with certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. If we breach any of the covenants in the senior credit facility or the indenture, or if we are unable to comply with the required financial ratios, we may be in default under the senior credit facility and the indenture. If we default under the senior credit facility, the lenders can declare all borrowings outstanding, including accrued interest and other fees, due and payable. If we use all of our available cash to repay borrowings under the senior credit facility, we may not be able to make payments on the exchange notes. See "Description of Other Indebtedness" and "Description of Exchange Notes."

We May Not Have Sufficient Funds to Repay the Exchange Notes Upon a Change of Control

  If we experience certain changes of control, you will have the right to require us to purchase your exchange notes at a purchase price equal to 101% of the principal amount of your exchange notes plus accrued and unpaid interest. In such circumstances, we may also be required to (1) repay our outstanding senior debt or (2) obtain our lenders' consent to our purchase of the exchange notes. If we cannot repay our debt or cannot obtain the needed consents, we may be unable to purchase the exchange notes. This would be an event of default under the indenture. Upon a change of control, we cannot guarantee that we will have sufficient funds to make any debt payment (including purchases of the exchange notes) as described above. To avoid default, we would try to refinance our debt. We cannot guarantee, however, that such refinancing, if available, would be on favorable terms. See "Description of Exchange Notes--Change of Control."

  The events that qualify as a change of control under the indenture may also be events of default under the senior credit facility or other indebtedness. An event of default under the senior credit facility would permit our lenders to accelerate our indebtedness. If we cannot repay such borrowings when due, the lenders could proceed against the collateral securing the debt.

The Exercise of Put Rights May Adversely Affect Our Operating Performance

  Our affairs and the relationship between Owens Corning and Porcher Industries, our owners, are governed by an operating agreement. Under this operating agreement, Owens Corning and Porcher Industries each have the right to "put" their respective ownership interests to us at any time beginning on September 30, 2003. Funding the put rights would require us to borrow funds. The operating agreement and the indenture impose certain financial tests and restrictions on our ability to borrow to fund the put rights. If we satisfy those financial tests, we would be obligated to purchase the ownership interest that has been tendered. Even if we satisfy the financial tests, funding a put right may have a material adverse effect on our financial condition, results of operations and cash flows. See "Operating Agreement."

We Have Only Operated Independently of Owens Corning Since September 30, 1998 and Remain Dependent Upon Owens Corning to Provide Certain Materials and Services

  Prior to September 30, 1998, we operated as a business unit of Owens Corning and, therefore, we have a limited independent financial or operating history. We have historically been dependent upon Owens Corning to provide us with certain raw materials and capital equipment, in addition to various services, including research and development, legal, accounting, financial, data processing, auditing, treasury, cash management, human resource and administrative services. In connection with the formation transactions, we entered into supply agreements with Owens Corning under which Owens Corning continues to provide certain raw materials, capital equipment and various services to us for limited periods of time. During the terms of these agreements, our operating success and viability are dependent in part upon the performance by Owens Corning of its obligations under the agreements. We do not expect to extend these agreements. Prior to their expiration, we will need to arrange for sources of raw materials and other equipment and establish independent operational, management, financial and information systems and controls. We cannot assure you that we will be able to successfully transition these services or operate our business independently of Owens Corning. See "Certain Relationships and Related Transactions."

  In addition, some of the capital equipment used in the production process of glass yarns are not widely manufactured, particularly bushings. Bushings are heat-resistant platinum and rhodium trays through which molten glass is passed to form glass filaments. Our bushings are currently manufactured and periodically reconditioned by Owens Corning. Owens Corning has agreed to continue to provide bushings and reconditioning services to us for seven years. See "Certain Relationships and Related Transactions." Only a limited number of companies are qualified to manufacture and recondition bushings. We would incur significant costs and a transition period of several months if we switched to another supplier of bushings. In addition, platinum and rhodium, which are the primary elements used in the manufacturing and reconditioning of bushings, are subject to shortages in supply. Any failure of Owens Corning to provide us bushings or reconditioning services for the bushings or a supply shortage of platinum or rhodium could have a material adverse effect on our business, financial condition and results of operations.

We May Have Conflicts of Interest With Our Equityholders

  Porcher Industries, through wholly owned subsidiaries, owns a 51% ownership interest in AGY. A wholly owned subsidiary of Owens Corning owns the remaining 49% ownership interest. As a result of its controlling interest, Porcher Industries elects a majority of our directors and appoints new management. Consequently, Porcher Industries has the ability to control our policies and operations. Circumstances may occur in which the interests of Porcher Industries and Owens Corning, as our principal equityholders, could conflict with your interests as debtholders. See "--The Exercise of Put Rights May Adversely Affect Our Operating Performance," "Management--Executive Officers, Directors and Other Key Employees," "Security Ownership" and "Certain Relationships and Related Transactions."

  Porcher Industries (including its affiliates, such as BGF Industries) is also our largest customer. Although we believe that Porcher Industries intends to operate AGY independently from its other operations, this relationship may give rise to potential conflicts of interest. The potential conflicts could include the perception by our other customers that we may provide favorable pricing terms or disclose confidential customer information to Porcher Industries, which could adversely affect our relationships with our other customers. If these potential conflicts of interest adversely affect such relationships, any loss of business resulting from such conflicts could have a material adverse effect on our business, financial condition and results of operations.

A Downturn in the Electronics Industry or the Movement of Electronics Industry Production Outside of North America Could Reduce Demand for Our Products

  We sell our products for use in a wide range of applications in the electronic, industrial and construction markets. The electronics industry represents the glass yarn industry's largest market. Any downturn in the electronics industry, which is susceptible to cyclical and general economic downturns, would reduce demand for glass yarns industry-wide. A reduction in overall demand would likely result in increased competition between us and other producers of glass yarns for customers in other end-use markets and may cause us to reduce the price of our products which would adversely affect our profitability.

  Primarily as a result of economic turmoil in Asia, demand for electronic products began to decrease in late 1997 and early 1998. We began to experience decreased demand for fine yarns in the second quarter of 1998 as both weavers and laminators reduced their inventory to match reduced demand for electronic products. This trend continued through the end of 1998. If the demand for fine yarns does not stabilize or improve, our sales and profitability could be adversely affected.

  In addition, due to the recent economic turmoil in Asia and the resulting fall in currency exchange rates, imports of goods such as rigid laminates and printed circuit boards from Asia have increased. This has negatively affected demand for heavyweight glass fiber fabrics used in the manufacture of electronic products and produced domestically by many of our customers. The result was a decrease in demand for our heavy yarns in North America. To the extent the increased competition from Asian laminators and printed circuit board manufacturers continues to negatively affect demand for glass fiber fabrics in North America, our sales and profitability could be adversely affected.

Our Operating Performance is Dependent Upon a Limited Number of Customers

  We depend upon a limited number of large customers for a majority of our sales. Sales to our top ten customers accounted for approximately 64% of our net sales in 1997 and approximately 63% of our net sales during the first nine months of 1998. Sales to our largest customer, Porcher Industries (including its affiliates, such as BGF Industries), totaled approximately 21% in 1997 and approximately 19% during the first nine months of 1998. A decrease in business from, or the loss of, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

  In addition, our future business, financial condition and results of operations will depend to a significant extent upon the commercial success of our major customers and their continued willingness to purchase our products. Any significant downturn in the business of our major customers could cause them to reduce or discontinue their purchases from us. This could have a material adverse effect on our business, financial condition and results of operations. See "--A Downturn in the Electronics Industry or the Movement of Electronics Industry Production Outside of

North America Could Reduce Demand For Our Products," "--We May Have Conflicts of Interest With Our Equityholders" and "Business--Marketing and Sales."

We Depend on a Stable Supply of Borates

  Borates are one of the primary raw materials used in the production of glass yarns. We use borates in the production processes at our Aiken facility, which are sourced from a supplier in Turkey that is owned by the Turkish government. This supply of borates could be interrupted for a number of reasons, including political instability in Turkey. Our supply of borates from Turkey is sourced through Owens Corning under a supply agreement which provides that, if there is a limited or reduced supply of borates, Owens Corning will allocate a portion of such supply to us. Any failure of Owens Corning to perform under the supply agreement or any dispute relating to the allocation of a limited borates supply could interrupt our supply of borates. Boric acid is considered by some to be a cost-effective substitute for borates. In order to use boric acid as a substitute, we would have to alter our production processes. This could take several months to accomplish, and would require moderate capital expenditures.

Our Customers Could Switch to Other Suppliers of Glass Yarns

  Our industry is highly competitive. We believe that the principal competitive factors affecting the glass yarns industry include:

  . quality, performance, pricing and consistency of products;

  . responsiveness to customer requirements; and

  . ability to maintain stable customer relationships.

  Our primary competitors are PPG Industries Inc., Vetrotex, a division of Compagnie de Saint Gobain, Nitto Boseki Co. and Nippon Electric Glass Co., Ltd. Some of our competitors may have greater financial and other resources than we do. We cannot assure you that we will be able to continue to compete effectively in the future or that other competitors will not enter the glass yarns industry.

  We and PPG are the only major producers of glass yarns with production facilities in North America. The establishment by one of our competitors of production facilities in North America or the increase in production capacity in North America by PPG could materially adversely affect our North American market share. In this regard, Vetrotex has announced that it intends to build a plant in Mexico for the production of glass yarns, primarily for use in the electronics market. Vetrotex has publicly stated that it expects this new plant to begin operations in the second half of 1999.

A Disruption at One of Our Facilities Would Significantly Decrease Production

  A significant portion of our net sales are currently derived from our production facilities located in Aiken, South Carolina and Huntingdon, Pennsylvania. The Aiken plant accounted for 61% of our total net sales in 1997 and the Huntingdon plant accounted for 26% of our total net sales in 1997. The remaining 13% of our total net sales in 1997 was sourced from Owens Corning's Battice, Belgium and Guelph, Canada facilities. We opened a co-location facility with BGF Industries in South Hill, Virginia in June 1998. We expect it to become fully operational in the first quarter of 1999. If there is a significant delay in this timing or in the qualification of yarns produced at this facility, our business, financial condition and results of operations could be adversely affected.

  Our facilities are designed to produce specific products. Consequently, some products produced at one facility may not be produced at another facility. A temporary or extended interruption in operations at any one of our facilities, for any reason, including from labor strikes or a natural disaster, whether or not covered by insurance, could have a material adverse effect on our business, financial condition and results of operations. See "Business--Manufacturing Facilities," "Business--Employees" and "Certain Relationships and Related Transactions."

Our Foreign Sales Are Exposed to Risk of Currency Fluctuations

  In 1997, we derived approximately 35% of our net sales from products sold outside the United States. The United States dollar value of these sales sometimes varies with currency exchange rate fluctuations. We may therefore be exposed to exchange losses as a result of such fluctuations that could have a material adverse effect on our business, financial condition, results of operations and our ability to pay interest and principal on our debt. Although we do not currently have a formal policy regarding hedging our currency risks, we continually evaluate the necessity for entering into currency hedging agreements to protect us from such risks; however, any such hedging agreements may not be sufficient to eliminate risks relating to currency fluctuation.

  In addition, on January 1, 1999, eleven of the fifteen member countries of the European Union adopted the Euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the Euro. We cannot assure you that this conversion will not have a material adverse effect on our business, operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Changes in Government Regulations Could Reduce Demand for Our Products

  Currently, the importation of glass yarns into the United States is not subject to import regulations. However, the importation of glass fabrics containing glass yarn is subject to import quotas, restrictions, duties and tariffs. To the extent that these import regulations protect domestic producers of glass fabrics, who are our primary customers, reductions in the level of restrictions could adversely affect these customers and, consequently, our business, financial condition and results of operations.

Issuance of the Old Notes and Any Note Guarantee May Be Subject to Fraudulent Conveyance Laws

  Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if we, at the time we issued the old notes:

    (1) incurred such indebtedness with the intent to hinder, delay or defraud creditors; or

    (2) received less than reasonably equivalent value or fair consideration for incurring such indebtedness, and

    . were insolvent at the time of incurrence;

    . were rendered insolvent by reason of such incurrence (and the application of the proceeds thereof);

    . were engaged or were about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our businesses; or

    . intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured,

then, in each case, a court of competent jurisdiction could (1) void, in whole or in part, the notes, and direct the repayment of any amounts paid thereunder to our creditors, (2) subordinate the notes to our obligations to our existing and future creditors, or (3) take other actions detrimental to the holders of the notes. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, we would be considered insolvent if the sum of our debts, including contingent liabilities, was greater than all of our assets at fair valuation or if the present fair saleable value of our assets was less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and matured. A note guarantee, at the time it is issued by one of our subsidiaries, would be subject to the same fraudulent transfer or conveyance laws as the notes.

We May Suffer Significant Costs to Make Our Systems "Year 2000" Compliant

  The term "year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and process control equipment as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000s" from dates in the "1900s." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field.

  At the beginning of 1998, the management of our information systems and research and development groups began to assess the year 2000 issue. These persons have developed and are currently implementing a comprehensive program to make our information technology assets and non-information technology assets year 2000 compliant.

  We have identified several key systems which need to be replaced because of year 2000 problems. The systems to be replaced include all financial and order entry/planning systems and certain process control systems. Replacement of our financial and order entry/planning systems is necessary to complete the separation from Owens Corning's computer systems. We expect to begin implementation and internal testing of these replacement systems between March 1 and September 30, 1999. The systems that will not be replaced will be upgraded to become year 2000 compliant on the same schedule as the system replacements.

  In addition to internal systems, we are dependent on external suppliers, including Owens Corning, for the delivery of raw materials and energy. We are contacting these external suppliers to evaluate their year 2000 compliance plans and state of readiness and determine whether a year 2000-related event will impede the ability of such suppliers to continue to provide goods and services to us. We have not received responses from all of our suppliers as to the status of their year 2000 programs. We cannot assure you that our key suppliers will not suffer a year 2000 business disruption. If any of our key suppliers suffers a year 2000 business disruption, our business, financial condition and results of operations may be materially adversely affected.

  We estimate that we have spent approximately $0.4 million in software and external consulting costs to address the year 2000 issue. We estimate that our total year 2000 compliance program will cost approximately $3.0 million (excluding the cost of internal personnel). We believe we can fund these costs from cash flow from operations. These costs also include the cost to establish and test the independent replacement computer systems discussed above. We cannot assure you that our year 2000 compliance program will not cost significantly more than we currently estimate.

  Failure to complete remediation and replacement programs as scheduled could impact our ability to properly manufacture our products and conduct normal business operations. If this were to occur, we could experience a material adverse impact on our financial condition and results of operation. Likewise, failure of key suppliers to achieve compliance could adversely impact our ability to manufacture products.

  Risks to completing the year 2000 compliance program include the availability of resources, our ability to discover and correct the potential year 2000 specific problems that could have a serious impact on specific systems, equipment or facilities and the ability of suppliers and vendors and other third parties to make their systems year 2000 compliant.

Our Operating Performance is Dependent Upon Good Relations with Our Employees

  Labor unions represent employees at both the Aiken facility and the Huntingdon facility. The collective bargaining agreement covering workers at the Aiken facility expires on May 2, 1999 and the agreement covering workers at the Huntingdon facility expires on October 31, 1999. We cannot assure you that we will be able to maintain good relationships with these labor unions or that we will be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. If we fail to maintain good relationships with the labor unions or fail to negotiate satisfactory collective bargaining agreements, we could face labor strikes or stoppages that would adversely affect our business, financial condition and results of operations. See "Business--Employees."

We May Be Responsible for Environmental and Safety and Health Costs

  Various federal, state and local environmental laws and requirements govern the use of our facilities. Such laws and requirements govern: (1) discharges to air and water, (2) the handling and disposal of solid and hazardous substances and wastes and (3) the clean-up of contamination from releases of hazardous substances at our facilities and off-site disposal locations. Laws and requirements relating to workplace safety and worker health also govern our operations. These laws and requirements establish formaldehyde, asbestos and noise standards and regulate the use of hazardous chemicals in the workplace. We have taken, and will continue to take, steps to comply with these laws and requirements. We believe, based upon currently available information, that complying with environmental and health and safety laws and requirements will not require material capital expenditures in the foreseeable future. However, we cannot assure you that complying with the foregoing environmental or health and safety laws and requirements will not adversely affect our business, financial condition and results of operations. Moreover, we cannot assure you that future laws, ordinances or regulations will not give rise to additional compliance or remediation costs which could have a material adverse effect on our business, financial condition or results of operations.

You Cannot Be Sure That an Active Trading Market Will Develop for the Exchange Notes

  The old notes were offered to a small number of institutional buyers and are eligible for trading in the PORTAL Market. The exchange notes will be a new issue of securities for which there is no existing trading market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. First Union Capital Markets and Warburg Dillon Read LLC have advised us that they currently intend to make a market with respect to the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. We do not intend to apply for listing of the exchange notes on any national securities exchange or on Nasdaq. The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

                                USE OF PROCEEDS

  AGY will not receive any cash proceeds from the exchange of old notes pursuant to the exchange offer. The net proceeds to AGY from the sale of the old notes were approximately $141.9 million, after deducting the initial purchasers' discount and expenses of the offering. AGY used the net proceeds from the offering, together with additional borrowings under AGY's $315.0 million senior credit facility, to repay all debt outstanding under AGY's $150.0 million senior subordinated credit facility, which was incurred in connection with the formation transactions. For a description of certain terms of the senior credit facility, see "Description of Other Indebtedness--Senior Credit Facility."

                                 CAPITALIZATION

  The following table sets forth the capitalization of AGY as of September 30, 1998 and as adjusted to give effect to the issuance and sale of the old notes and the application of the net proceeds therefrom as described in "Use of Proceeds."

  The following table should be read in conjunction with the historical financial statements of Owens Corning's glass yarns and specialty materials business (the "Business"), the unaudited pro forma condensed financial information, the related notes and the other information contained elsewhere in this prospectus. See "Where You Can Find More Information," "Unaudited Condensed Pro Forma Financial Information," "Selected Historical Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         September 30, 1998
                                                       -------------------------
                                                        Actual     As Adjusted
                                                       ----------- -------------
                                                       (dollars in thousands)
Long-term debt (including current portion):
  Senior Credit Facility(/1/)......................... $   254,000  $   262,125
  Senior Subordinated Credit Facility.................     150,000          --
  9 7/8% Senior Subordinated Notes due 2009(/2/)......         --       147,000
                                                       -----------  -----------
    Total long-term debt..............................     404,000      409,125
  Members' interest(/3/)..............................      15,932       14,863
                                                       -----------  -----------
    Total capitalization.............................. $   419,932  $   423,988
                                                       ===========  ===========

--------
(1) As of September 30, 1998, after giving effect to the offering of the old notes, AGY would have had approximately $52.9 million of borrowing availability under the senior credit facility. See "Description of Other Indebtedness--Senior Credit Facility."
(2) Net of original issue discount of $3.0 million.
(3) Reflects (i) the write-off of fees of $3.8 million paid by AGY in connection with the senior subordinated credit facility which was originally capitalized as deferred financing costs and (ii) the $2.7 million paid to Owens Corning by Porcher Industries subsequent to September 30, 1998 as a purchase price adjustment in connection with the purchase by Porcher Industries of a 51% interest in AGY.

              UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION

  The following unaudited condensed pro forma financial statements are based upon the historical financial statements of the Business. The unaudited pro forma adjustments are based upon available information and certain assumptions that management of AGY believes are reasonable. These pro forma financial statements have been prepared to illustrate the effects of the formation transactions and the offering of the old notes.

  The unaudited pro forma condensed balance sheet as of September 30, 1998 has been prepared as if the formation transactions and the offering of the old notes had occurred on that date. The unaudited pro forma condensed statement of operations for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and September 30, 1998 give effect to the formation transactions and the offering of the old notes as if they had occurred on January 1, 1997.

  The unaudited pro forma condensed financial statements do not purport to be indicative of what AGY's financial position or results of operations would actually have been had the formation transactions and the offering of the old notes been completed on such dates, or to project AGY's financial position or results of operations for any future period. The pro forma financial information and the notes thereto should be read in conjunction with the historical financial statements of the Business and the other financial information included elsewhere in this prospectus.

  The accompanying pro forma financial statements do not include a provision for income taxes because AGY is a limited liability company and is therefore not subject to income tax.

  The acquisition of the 51% interest in AGY by Porcher Industries was accounted for as a partial purchase business combination in accordance with the provisions of APB No. 16 "Business Combinations" and EITF Issue No. 88-16, "Basis in Leveraged Buyout Transactions" and is reflected as such in the historical September 30, 1998 financial statements. The final allocation of the purchase price is subject to further review by management and is therefore subject to change. However, that allocation is not expected to differ materially from the initial allocation.

                         ADVANCED GLASSFIBER YARNS LLC
                            PRO FORMA BALANCE SHEET
                             at September 30, 1998

                            Historical             Pro Forma
                            ---------- ----------------------------------------
                                       Post Closing
                               AGY      Adjustment    The Offering       AGY
                            ---------- ------------   ------------     --------
                                       (dollars in thousands)
Current assets:
  Cash and cash
   equivalents.............  $    --                    $147,000 (/1/) $    --
                                                           3,000 (/2/)
                                                        (150,000)(/3/)
  Accounts receivables,
   net.....................    33,393                                    33,393
  Inventories..............    24,378                                    24,378
  Other current assets.....     1,457                                     1,457
                             --------                                  --------
    Total current assets...    59,228                                    59,228
                             --------                                  --------
Net property, plant and
 equipment.................   114,098                                   114,098
Alloy metals...............    35,360                                    35,360
                             --------                                  --------
    Total net property,
     plant and equipment...   149,458                                   149,458
Intangible assets..........   227,678     $2,681(/9/)                   230,359
Other assets...............     9,112                     (3,750)(/3/)   10,487
                                                           5,125 (/1/)
                             --------                                  --------
    Total assets...........  $445,476                                  $449,532
                             ========                                  ========
Current liabilities:
  Current portion of long-
   term debt...............  $ 12,750                                  $ 12,750
  Accrued liabilities......     7,732                                     7,732
  Due to affiliates........     3,012                                     3,012
                             --------                                  --------
    Total current
     liabilities...........    23,494                                    23,494
Pension and other employee
 benefit plans.............    14,800                                    14,800
Long term debt, less
 current portion...........   391,250                    147,000 (/1/)  396,375
                                                           3,000 (/2/)
                                                        (150,000)(/3/)
                                                           5,125 (/1/)
    Total liabilities......   429,544                                   434,669
                             --------                                  --------
Members' interest..........    15,932      2,681(/9/)     (3,750)(/3/)   14,863
                             --------                                  --------
    Total liabilities and
     members' interest.....  $445,476                                  $449,532
                             ========                                  ========

                         ADVANCED GLASSFIBER YARNS LLC
                       PRO FORMA STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997

                           Historical             Pro Forma
                           ---------- ---------------------------------------
                                       Formation
                              AGY     Transactions    The Offering     AGY
                           ---------- ------------    ------------   --------
                                      (dollars in thousands)
Net sales.................  $277,357                                 $277,357
Cost of sales.............   182,366     $3,766 (/4/)                 191,256
                            --------                                 --------
                                          2,844 (/5/)
                                          2,280 (/8/)
                            --------                                 --------
Gross margin..............    94,991                                   86,101
Selling, general and
 administrative...........    14,813      9,214 (/7/)                  24,027
                            --------                                 --------
  Income from operations..    80,178                                   62,074
Interest expense..........       --      37,890 (/6/)    $1,340(/6/)   39,230
Other income..............    (2,688)      (552)(/4/)                  (3,240)
                            --------                                 --------
  Income before
   extraordinary item.....  $ 82,866                                 $ 26,084
                            ========                                 ========

                         ADVANCED GLASSFIBER YARNS LLC
                       PRO FORMA STATEMENT OF OPERATIONS
                  For the Nine Months Ended September 30, 1997

                            Historical             Pro Forma
                            ---------- ---------------------------------------
                                        Formation
                               AGY     Transactions    The Offering     AGY
                            ---------- ------------    ------------   --------
                                       (dollars in thousands)
Net sales.................   $209,580                                 $209,580
Cost of sales.............    138,045     $2,742 (/4/)                 144,630
                             --------                                 --------
                                           2,133 (/5/)
                                           1,710 (/8/)
                             --------                                 --------
Gross margin..............     71,535                                   64,950
Selling, general and
 administrative expenses..     11,110      6,910 (/7/)                  18,020
                             --------                                 --------
  Income from operations..     60,425                                   46,930
Interest expense..........        --      28,278 (/6/)    $1,144(/6/)   29,422
Other income..............     (2,026)      (414)(/4/)                  (2,440)
                             --------                                 --------
  Income before
   extraordinary item.....   $ 62,451                                 $ 19,948
                             ========                                 ========

                         ADVANCED GLASSFIBER YARNS LLC
                       PRO FORMA STATEMENT OF OPERATIONS
                  For the Nine Months Ended September 30, 1998

                            Historical             Pro Forma
                            ---------- --------------------------------------
                                        Formation
                               AGY     Transactions    The Offering    AGY
                            ---------- ------------    ------------  --------
                                       (dollars in thousands)
Net sales..................  $205,248                                $205,248
Cost of sales..............   134,820     $4,631 (/4/)                142,436
                             --------                                --------
                                           1,275 (/5/)
                                           1,710 (/8/)
                             --------                                --------
Gross margin...............    70,428                                  62,812
Selling, general and
 administrative............    11,487      6,910 (/7/)                 18,397
Restructuring costs........     2,034                                   2,034
                             --------                                --------
  Income from operations...    56,907                                  42,381
Interest expense...........       --      29,402 (/6/)     $20(/6/)    29,422
Other income...............    (2,328)      (139)(/4/)                 (2,467)
                             --------                                --------
  Net income...............  $ 59,235                                $ 15,426
                             ========                                ========

                         ADVANCED GLASSFIBER YARNS LLC
               NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

  (1) Reflects (i) the receipt of $147.0 million of gross proceeds from the sale of the old notes and (ii) the estimated fees and expenses payable in connection therewith.

  (2) Reflects the receipt of $3.0 million of gross proceeds from borrowings under the senior credit facility.

  (3) Reflects (i) the repayment of $150.0 million of borrowings under the senior subordinated credit facility and (ii) the write-off of fees of $3.8 million paid by AGY in connection with the senior subordinated credit facility which was originally capitalized as deferred financing costs.

  (4) Reflects the effects of a number of agreements to provide certain raw materials, capital equipment and services to AGY between AGY and Owens Corning as described in "Certain Relationships and Related Transactions":

                                                   Nine Months Ended
                              Year Ended  ------------------------------------
                             December 31,     September 30,      September 30,
                                 1997              1997              1998
                             ------------ ---------------------- -------------
                                          (dollars in thousands)
   Glass marbles supply
    agreement(a)............    $2,273            $1,610            $1,881
   Borates supply
    agreement(b)............       150               113               113
   Alloy and bushing
    fabrication(c)..........     2,136             1,711             1,534
   Battice facility supply
    agreements(d)...........      (793)             (692)            1,103
                                ------            ------            ------
     Pro forma effect on
      cost of sales.........    $3,766            $2,742            $4,631
                                ======            ======            ======
   Sliver supply
    agreement(e)............    $ (552)           $ (414)           $ (139)
                                ======            ======            ======
     Pro forma effect on
      other income(f).......    $ (552)           $ (414)           $ (139)
                                ======            ======            ======

  --------
  (a) Owens Corning has historically provided glass marbles to AGY at cost. Pursuant to an agreement with Owens Corning, prices are set to earn a pre-determined margin for Owens Corning.
  (b) Owens Corning buys borates from a third party and has historically supplied borates to AGY at cost. Pursuant to an agreement with Owens Corning, prices are set at cost plus transport, process and terminal fees plus an annual administrative charge of $150,000.
  (c) Owens Corning has historically provided alloy and bushing fabrication services to AGY at cost. Pursuant to an agreement with Owens Corning, these services are provided to AGY at contractually agreed upon prices.
  (d) Owens Corning's Battice, Belgium manufacturing facility produces certain glass yarn products for AGY's customers. AGY has entered into an agreement with Owens Corning to purchase glass yarns from the Battice facility at prices equal to AGY's net sales prices less a fixed margin.
  (e) AGY has historically charged Owens Corning the actual manufacturing cost of sliver. Pursuant to an agreement with Owens Corning, AGY supplies sliver to Owens Corning at market prices.
  (f) Owens Corning produces Low Tex Type 30 for certain customers of AGY. AGY intends to enter into agreements with Owens Corning to purchase these products at AGY's net sales price less a fixed margin, but the financial impact has not been included in these pro formas.

  (5) Reflects the excess of the net pension expense and net post retirement expense over the amounts recorded historically.

  (6) Reflects the interest expense and amortization of the deferred financing costs associated with the borrowings under the senior credit facility and the senior subordinated credit facility and the application of the net proceeds therefrom (the "Financings") and the old notes, as if the Financings and the offering of the old notes had been consummated as of January 1, 1997.

                         ADVANCED GLASSFIBER YARNS LLC
         NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS--(Continued)

  (7) Reflects amortization of the intangible assets arising from the acquisition by Porcher Industries of a 51% interest in AGY, based upon a 25-year life.

  (8) Reflects additional depreciation and amortization arising from the partial step-up in basis of plant and equipment to its estimated fair value.

  (9) Reflects the additional amount paid to Owens Corning by Porcher Industries pursuant to a purchase price adjustment agreed to by Owens Corning and Porcher Industries subsequent to September 30, 1998 in connection with the sale of a 51% interest in AGY.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

  The following table sets forth selected historical financial information of the Business which, prior to the contribution of the Business to AGY by Owens Corning (the "contribution"), was operated as a business unit of Owens Corning. The selected historical financial information for each of the three fiscal years in the period ended December 31, 1997 is derived from the audited financial statements of the Business, which appear elsewhere herein. The selected historical financial information for each of the fiscal years in the two-year period ended December 31, 1994 and for the nine months ended September 30, 1997 and September 30, 1998 is derived from unaudited financial statements of the Business. The historical financial statements (from which the selected historical financial information has been derived) have been derived from the historical financial statements of Owens Corning. The historical statements of operations have not been adjusted to reflect the effect of the supply agreements and other transactions to be entered into between AGY and Owens Corning in connection with the formation transactions. In the opinion of management, the unaudited financial information includes all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of such data. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data presented below should be read in conjunction with the financial statements of the Business, including the related notes thereto, included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements."

                                                                                    Nine Months Ended
                                        Year Ended December 31,                       September 30,
                           ----------------------------------------------------  -----------------------
                              1993        1994       1995      1996      1997       1997        1998
                           ----------- ----------- --------  --------  --------  ----------- -----------
                           (unaudited) (unaudited)                               (unaudited) (unaudited)
                                                     (dollars in thousands)
Statement of Operations
 Data:
Net sales................   $246,832    $251,922   $272,395  $274,979  $277,357   $209,580    $205,248
Cost of goods sold.......    189,796     175,047    187,153   180,343   182,366    138,045     134,820
                            --------    --------   --------  --------  --------   --------    --------
Gross profit.............     57,036      76,875     85,242    94,636    94,991     71,535      70,428
Selling, general and
 administrative expense..     12,565      13,157     13,748    14,345    14,813     11,110      11,487
Restructuring costs(1)...        --          --         --        --        --         --        2,034
                            --------    --------   --------  --------  --------   --------    --------
Operating income.........     44,471      63,718     71,494    80,291    80,178     60,425      56,907
Other income, net........     (1,326)     (1,354)    (3,041)   (3,003)   (2,688)    (2,026)     (2,328)
                            --------    --------   --------  --------  --------   --------    --------
Income before taxes......     45,797      65,072     74,535    83,294    82,866     62,451      59,235
Provision for income
 taxes(2)................     17,535      25,834     29,594    33,051    32,540     24,481      16,226
                            --------    --------   --------  --------  --------   --------    --------
Income before cumulative
 effect of accounting
 change..................     28,262      39,238     44,941    50,243    50,326     37,970      43,009
Cumulative effect of
 change in accounting for
 post-employment
 benefits(3).............        --        5,600        --        --        --         --          --
                            --------    --------   --------  --------  --------   --------    --------
Net income...............   $ 28,262    $ 33,638   $ 44,941  $ 50,243  $ 50,326   $ 37,970    $ 43,009
                            ========    ========   ========  ========  ========   ========    ========
Other Data:
Depreciation and
 amortization............   $  7,864    $  8,167   $  8,604  $  8,233  $  8,305   $  6,128    $  6,394
Capital expenditures.....     12,811      13,963      8,458    15,314     8,324      5,744      13,509
EBITDA(4)................     53,661      73,239     83,139    91,527    91,171     68,579      65,629
EBITDA margin(4).........       21.7%       29.1%      30.5%     33.3%     32.9%      32.7%       32.0%
Ratio of earnings to
 fixed charges(5)........        128x        155x       164x      136x       78x        78x         67x
Balance Sheet Data(6) (at
 period end):
Working capital..........   $ 11,052    $ (1,137)  $ (1,493) $ (4,944) $(11,872)  $ 19,542    $ 35,734
Total assets.............    147,198     157,185    159,414   163,839   153,961    172,744     445,476
Total debt...............        --          --         --        --        --         --      404,000
Net assets...............     33,703      25,439     31,899    36,850    30,940     59,820      15,932

--------
(1) During the first quarter of 1998, AGY recorded a $2.0 million restructuring charge related to personnel reductions at the Aiken and Huntingdon facilities.
(2) AGY was established as a limited liability company on July 1, 1998, and is not subject to income tax, and therefore the data presented above does not reflect income tax expense for any period subsequent to July 1, 1998. Income tax expense reflected in the statement of operations for the nine months ended September 30, 1998 reflected in the statement of operations for the nine months ended September 30, 1998 represents the estimated income tax expense attributable to the results of operations of the Business through June 30, 1998.
(3) Effective January 1, 1994, AGY adopted Statement of Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits." The cumulative effect of this change in accounting policy was an undiscounted charge of $5.6 million net of related income taxes of $3.6 million.
(4) EBITDA is defined as income (loss) before income taxes, interest expense, depreciation and amortization expense and cumulative effect of accounting change. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness; however, EBITDA should not be considered as an alternative to net income
    (loss) as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. EBITDA margin represents EBITDA as a percentage of net sales.
(5) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized and that portion of rental expense estimated to be attributable to interest.
(6) The historical balance sheet data for the periods 1993 through September 30, 1997 have not been adjusted to reflect the fact that Owens Corning did not contribute deferred tax assets to AGY and that Owens Corning retained the following liabilities: income taxes payable, trade accounts payable and post-retirement health care benefits for certain employees of AGY. The September 30, 1998 balance sheet data reflect the following: the elimination of assets not contributed and liabilities not assumed by AGY, the accounting for the purchase by Porcher Industries of the 51% interest in AGY and the Financings.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

  AGY is a Delaware limited liability company formed by Owens Corning to own and operate its glass yarns and specialty materials business. On July 1, 1998, Owens Corning contributed substantially all of the assets and certain liabilities of the Business to AGY. On September 30, 1998, Owens Corning sold a 51% interest in AGY to a wholly owned subsidiary of Porcher Industries. Owens Corning retained a 49% interest in AGY.

  Prior to September 30, 1998, the Business was operated as a business unit of Owens Corning. Consequently, the historical financial statements contained in this prospectus have been derived from the historical financial statements of Owens Corning and have not been adjusted to reflect that certain assets of the Business were not contributed to, and that certain liabilities of the Business were not assumed by, AGY. In addition, these historical financial statements have not been adjusted to reflect the effect of the supply agreements entered into between AGY and Owens Corning in connection with the formation transactions. See "Certain Relationships and Related Transactions." The supply agreements generally require Owens Corning to provide certain raw materials, capital equipment and services to AGY at Owens Corning's cost plus certain margins. For a presentation of the adjustments to the Business' historical financial statements to reflect the foregoing transactions, see "Unaudited Condensed Pro Forma Financial Information" and the accompanying notes thereto.

  Net Sales. AGY recognizes sales upon the shipment of products. Net sales consist of sales to customers, including discounts and negotiated rebates. Prices for AGY's products depend upon the terms of its customer agreements and the category of product being sold. For 1997, prices for heavy yarns, excluding specialty materials, ranged from approximately $2.00 to $4.00 per kilogram and prices for fine yarns ranged from $4.00 to $10.00 per kilogram. For 1997, prices for specialty materials ranged from $12.00 to $29.00 per kilogram. AGY's net sales increased from $272.4 million for 1995 to $277.4 million for 1997. This increase in net sales was primarily driven by increases in sales of fine yarns to the electronics market.

  In late 1997 and early 1998, the demand for electronic products began to decrease primarily as a result of economic turmoil in Asia. However, AGY only began to experience a decline in demand for both fine yarns and heavy yarns in the second quarter of 1998. Generally, the effect of a change in demand for electronic products on AGY's net sales lags behind such changes by several months. The demand for fine yarns for electronic applications also declined as both weavers and laminators corrected their inventory to better match the reduced demand for electronic products. This correction continued through the third quarter. Management believes that the volume of fine yarn sales has recently stabilized and will improve modestly in 1999. The demand for heavy yarns in North America for electronic applications declined due to decreased demand for electronic products which caused a global decline in demand for rigid laminates and printed circuit boards. Demand for heavy yarns in North America has also decreased due, in part, to an increase in imports of rigid laminates and printed circuit boards into North America. To offset the lower demand for heavy yarns, over the last eight months, AGY has shifted some of its capacity to supply industrial and construction markets that have not been affected by the turmoil in Asia. Management expects the volume of heavy yarn sales for electronic applications to stabilize in early 1999, though pricing pressures are expected to continue.

  Cost of Sales. Cost of sales consists of raw materials, energy, labor and manufacturing overhead. These components of cost of sales as a percentage of total cost of sales averaged 26.6% (raw materials), 8.2% (energy), 23.0% (labor) and 42.2% (manufacturing overhead), from 1995 to 1997, respectively. On a pro forma basis, cost of sales would have increased by $8.9 million and $7.6 million, or 4.9% and 5.7%, for 1997 and for the first nine months of 1998, respectively, primarily as a result of increases in the costs of raw materials, pension expense and depreciation related to the formation transactions.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of the cost of the Business' employees, including certain technology personnel, and the estimated costs of corporate services provided by Owens Corning.

  Other Income, Net. Other income, net consists of royalties and technical service fees earned from a non-exclusive license granted by AGY to Taiwan Glass Industrial Corporation. The historical financial statements only include the portion of the royalties and fees attributable to the manufacture and sale of glass yarn products by Taiwan Glass. Other income, net also includes the net profit arising from sales by AGY of certain scrap materials generated in the manufacturing process.

Results of Operations

  The following table summarizes the Business' historical results of operations and historical results of operations as a percentage of sales for 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998.

                                                                        Nine Months Ended
                                 Years Ended December 31,                 September 30,
                          ----------------------------------------  --------------------------
                              1995          1996          1997          1997          1998
                          ------------  ------------  ------------  ------------  ------------
                                                                    (unaudited)   (unaudited)
                                               (dollars in millions)
Net sales...............  $272.4 100.0% $275.0 100.0% $277.4 100.0% $209.6 100.0% $205.2 100.0%
Cost of sales...........   187.2  68.7   180.4  65.6   182.4  65.8   138.1  65.9   134.8  65.7
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
Gross profit............    85.2  31.3    94.6  34.4    95.0  34.2    71.5  34.1    70.4  34.3
Selling, general and
 administrative
 expenses...............    13.7   5.0    14.3   5.2    14.8   5.3    11.1   5.3    11.5   5.6
Restructuring costs.....     --    --      --    --      --    --      --    --      2.0   1.0
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
Income from operations..    71.5  26.1    80.3  29.2    80.2  28.9    60.4  28.8    56.9  27.7
Depreciation............     8.6   3.2     8.2   3.0     8.3   3.0     6.1   2.9     6.4   3.1
EBITDA..................  $ 83.1  30.5% $ 91.5  33.3% $ 91.2  32.9% $ 68.6  32.7% $ 65.6  32.0%

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

  Net Sales. Net sales decreased by $4.4 million, or 2.1%, from $209.6 million for the first nine months of 1997 to $205.2 million for the first nine months of 1998. This decrease was due primarily to decreased demand for electronic products which began in the fourth quarter of 1997 and the effects of a stronger United States dollar on sales in Europe. This decrease was partially offset by slight increases in overall pricing and increased sales for construction and industrial applications. See "--Introduction."

  Gross Profit. Gross profit decreased by $1.1 million, or 1.5%, from $71.5 million for the first nine months of 1997 to $70.4 million for the first nine months of 1998. Gross profit increased as a percentage of net sales from 34.1% for the first nine months of 1997 to 34.3% for the first nine months of 1998. The decrease in gross profit was primarily due to the decline in net sales. This decrease was partially offset by a more favorable, higher margin product mix and decreased labor costs resulting from personnel reductions at AGY's Huntingdon and Aiken facilities, which were part of a restructuring plan that was implemented in the first quarter of 1998.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.4 million, or 3.6%, from $11.1 million for the first nine months of 1997 to $11.5 million for the first nine months of 1998. Selling, general and administrative expenses increased as a percentage of net sales from 5.3% for the first nine months of 1997 to 5.6% for the first nine months of 1998. The increase was due to normal increases in compensation expenses.

  Restructuring Costs. In the first quarter of 1998, the Business decided to reduce personnel at its Aiken and Huntingdon facilities by approximately 100 employees during 1998. In connection with the planned personnel reduction, the Business recorded a $2.0 million charge representing severance costs associated with the positions to be eliminated. The Business realized cost savings as a result of its restructuring plan during the first nine months of 1998 and expects to realize further cost savings for the foreseeable future.

  Income from Operations. Income from operations decreased by $3.5 million, or 5.8%, from $60.4 million for the first nine months of 1997 to $56.9 million for the first nine months of 1998. Excluding the impact of the restructuring costs described above, income from operations decreased by $1.5 million, or 2.5%, from $60.4 million for the first nine months of 1997 to $58.9 million for the first nine months of 1998. This decrease was primarily related to declines in net sales and gross profit.

  EBITDA. EBITDA decreased by $3.0 million, or 4.4%, from $68.6 million for the first nine months of 1997 to $65.6 million for the first nine months of 1998. EBITDA margin decreased from 32.7% in the first nine months of 1997 to 32.0% in the first nine months of 1998. The decrease in EBITDA and EBITDA margin was primarily due to increased costs related to the restructuring plan and decreased gross profit.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Net Sales. Net sales increased by $2.4 million, or 0.9%, from $275.0 million for 1996 to $277.4 million for 1997. This increase was due primarily to increased sales volumes of fine yarn products partially offset by lower overall pricing.

  Gross Profit. Gross profit increased by $0.4 million, or 0.4%, from $94.6 million for 1996 to $95.0 million for 1997. Gross profit decreased as a percentage of net sales from 34.4% for 1996 to 34.2% for 1997. The increase in the gross profit amount was primarily due to increased sales volumes of higher margin fine glass yarns. The decrease in gross profit as a percentage of net sales was primarily due to lower overall pricing.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.5 million, or 3.5%, from $14.3 million for 1996 to $14.8 million for 1997. Selling, general and administrative expenses increased as a percentage of net sales from 5.2% for 1996 to 5.3% for 1997. The increase was due to normal increases in compensation expenses.

  Income from Operations. Income from operations decreased by $0.1 million, or 0.1%, from $80.3 million for 1996 to $80.2 million for 1997. The decrease was primarily related to overall pricing decreases.

  EBITDA. EBITDA decreased by $0.3 million, or 0.3%, from $91.5 million for 1996 to $91.2 million for 1997. EBITDA margin decreased from 33.3% for 1996 to 32.9% for 1997. The decreases in EBITDA and EBITDA margin reflect the decrease in gross profit and the increase in selling, general and administrative expenses.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net Sales. Net sales increased by $2.6 million, or 1.0%, in 1996 from $272.4 million for 1995 to $275.0 million for 1996. This increase was due primarily to improved overall pricing and to a slightly more favorable product mix as the Business sold a higher volume of fine yarns. This increase was offset by a decrease in sales volumes of heavy yarns and specialty materials.

  Gross Profit. Gross profit increased by $9.4 million, or 11.0%, from $85.2 million for 1995 to $94.6 million for 1996. Gross profit increased as a percentage of net sales from 31.3% for 1995 to 34.4% for 1996. The increases in the gross profit amount and gross profit as a percentage of net sales were primarily due to increased production efficiencies relating to furnace rebuilds during 1995 and 1996, as well as a slightly higher margin product mix.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.6 million, or 4.4%, from $13.7 million for 1995 to $14.3 million for 1996. Selling, general and administrative expenses increased as a percentage of net sales from 5.0% for 1995 to 5.2% for 1996. The increase was due to normal increases in compensation expenses.

  Income from Operations. Income from operations increased by $8.8 million, or 12.3%, from $71.5 million for 1995 to $80.3 million for 1996. This increase was primarily related to the increase in production efficiencies described above.

  EBITDA. EBITDA increased by $8.4 million, or 10.1%, from $83.1 million for 1995 to $91.5 million for 1996. EBITDA margin increased from 30.5% for 1995 to 33.3% for 1996. The increases in EBITDA and EBITDA margin primarily reflected improved production efficiencies.

Liquidity and Capital Resources

  Historically, the Business' primary sources of liquidity were cash flows from operations. Since the consummation of the formation transactions on September 30, 1998, AGY's primary sources of liquidity have been cash flows from operations and borrowings under the senior credit facility. AGY's principal uses of liquidity are to fund operations, meet debt service requirements and finance AGY's planned capital expenditures, including the purchase of new management information systems for AGY's headquarters at the Aiken facility.

  Net cash provided by operating activities increased from $29.9 million for the first nine months of 1997 to $31.0 million for the first nine months of 1998. The increase was primarily attributable to higher net income for the first nine months of 1998, as compared to the first nine months of 1997, due to a change in the tax status of AGY on July 1, 1998. The benefit of the change in tax status was partially offset by an increase in receivables and inventory for the first nine months of 1998. Net cash used in investing activities increased from $5.7 million for the first nine months of 1997 to $13.5 million for the first nine months of 1998. The increase in cash used in investing activities was due to capital expenditures associated with the South Hill facility.

  Net cash provided by operating activities increased from $59.3 million for 1996 to $69.2 million for 1997. This increase was primarily the result of a $2.1 million decrease in inventory levels, a $4.0 million reduction in accounts receivable and a $3.4 million increase in accounts payable which were partially offset by a $1.1 million decrease in accrued liabilities relating primarily to incentive compensation. Net cash used in investing activities decreased from $15.3 million for 1996 to $8.3 million for 1997. This decrease was due to the reduction in expenditures for refurbishing capital equipment, particularly rebuilding glass melting furnaces.

  Net cash provided by operating activities increased from $56.6 million for 1995 to $59.3 million for 1996. This increase was primarily the result of a $5.3 million increase in net income and a $2.8 million reduction in accounts receivable which was partially offset by a $3.1 million increase in inventories and a $1.4 million decrease in accounts payable. Net cash used in investing activities increased from $8.5 million for 1995 to $15.3 million for 1996. This increase was primarily due to an increase in expenditures for upgrading and refurbishing capital equipment, particularly rebuilding glass melting furnaces.

  In connection with the formation transactions, AGY entered into the senior credit facility, which provides for:

  . a six-year revolver in an aggregate principal amount of up to $75.0 million, which includes a $10.0 million swing line sub-facility and a $30.0 million letter of credit sub-facility;

  .a six-year term loan in an aggregate principal amount of $125.0 million;
     and

  .a seven-year term loan in an aggregate principal amount of $115.0 million.

First Union National Bank serves as agent under the senior credit facility. The senior credit facility is secured by a first priority lien on substantially all of the properties and assets of AGY and by a pledge of Porcher Industries' interest in AGY. As of September 30, 1998, $254.0 million was outstanding under the senior credit facility and AGY had availability thereunder equal to approximately $61.0 million. See "Description of Other Indebtedness--Senior Credit Facility."

  AGY also entered into the senior subordinated credit facility with certain lenders. First Union Investors, Inc. and Warburg Dillon Read LLC served as co-agents under the senior subordinated credit facility. The senior subordinated credit facility provided for aggregate borrowings of up to $150.0 million and was fully drawn by AGY at the closing of the formation transactions. The senior subordinated credit facility was an unsecured senior subordinated obligation of AGY. The net proceeds of the offering of the old notes, together with additional borrowings under the senior credit facility, were used to repay all amounts outstanding under the senior subordinated credit facility. See "Use of Proceeds."

  The Business has historically financed its capital expenditures through cash flow from operations. Capital expenditures were $8.5 million, $15.3 million, $8.3 million and $13.5 million for 1995, 1996, 1997 and the first nine months of 1998, respectively. AGY expects to make annual capital expenditures aggregating approximately $23.7 million and $23.5 million in 1998 and 1999, respectively. The increase in capital expenditures in 1998 was primarily as a result of approximately $9.0 million of expense incurred in connection with the start-up of the South Hill facility and increased expenses incurred to finance furnace rebuilds. AGY anticipates that capital expenditures incurred in 1999 will be made for routine maintenance and rebuilds of glass melting furnaces and other equipment used in its operations. AGY also intends to spend approximately $3.0 million for new management information systems in 1999. In addition, management has planned for the construction of a new melter at its Aiken facility in 2000. Management estimates that the cost to construct this melter will be approximately $49.0 million; however, in connection with the construction of the melter, AGY plans to reduce expenses associated with the rebuild of furnaces by approximately $12.0 million. The cost of the management information system and the construction costs for the melter are expected to be funded by cash flows from AGY's operations. In addition, AGY has minimum future rental commitments associated with operating leases of $9.1 million through 2003. See Note 5 to the Financial Statements.

  In connection with Porcher Industries' purchase of a 51% interest in AGY, AGY intends to make a partnership election to step up the basis of certain of AGY's intangible assets. The resulting increase in amortization expense will allow the consolidated U.S. tax group of Porcher Industries (which includes BGF Industries, hereinafter "Porcher U.S.") to significantly reduce its tax liability, and as a result, Porcher U.S. has agreed to defer the receipt of annual distributions which AGY was otherwise required to make in order to fund those taxes, to the extent that such taxes relate to income earned by AGY (the "Deferred Distributions"). The amortization deductions may be challenged by the IRS; however, AGY believes the amortization deductions are valid and that AGY is likely ultimately to prevail in any challenge. If, however, the amortization deductions are disallowed, AGY will be required to distribute all accumulated annual Deferred Distributions to the extent that both before and after such distribution there is not a default under the senior credit facility or the notes. Moreover, all Deferred Distributions would cease, and AGY would have to pay in full all future distributions for taxes to Porcher U.S. Based on the purchase price paid by Porcher U.S. for the 51% interest in AGY, and a 15 year amortization period, the maximum annual Deferred Distribution will be $6.8 million. The actual amounts of Deferred Distributions may be less if Porcher U.S.'s share of taxes due with respect to income earned by AGY is less than $6.8 million. AGY believes adequate funds will be available from net cash flows and borrowings under the senior credit facility to fund the Deferred Distributions.

  AGY's ability to make scheduled payments of principal of, or to pay the interest or liquidated damages, if any, on, or to refinance, its indebtedness (including the notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations, management believes that cash flows from operations and available cash, together with availability under the senior credit facility, will be adequate to meet AGY's future liquidity needs for at least the next two years. However, there can be no assurance that AGY's business will generate sufficient cash flows from operations or that future borrowings will be available under the senior credit facility in an amount sufficient to enable AGY to service its indebtedness, including the notes, or to fund its other liquidity needs, including the construction of a new melter at its Aiken facility. In addition, AGY may need to refinance all or a portion of the principal of the notes on or prior to maturity. There can be no assurance that AGY will be able to effect any such refinancing on commercially reasonable terms or at all. See "Risk Factors--Our Indebtedness Results in Significant Debt Service Obligations and Limitations."

Inflation and Seasonality

  AGY believes that neither inflation nor seasonality had a material impact on its results of operations for 1995, 1996, 1997 or the first nine months of 1998. AGY does, however, experience a comparative reduction in net sales during the months of August and December due to vacation and holiday schedules.

Year 2000

  Introduction. The term "year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and process control equipment as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000s" from dates in the "1900s." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field.

  State of Readiness. At the beginning of 1998, the management of AGY's information systems and research and development groups began to assess the year 2000 issue. These persons have developed and are currently implementing a comprehensive year 2000 compliance program to make AGY's information technology assets and non-information technology assets year 2000 compliant. AGY's information technology assets are primarily used in the delivery of AGY's products and services, and are also used in AGY's internal operations, such as billing and accounting. AGY's non-information technology assets are primarily micro-processor based process control systems used in the manufacture of AGY's products.

  AGY's year 2000 compliance program consists of several phases. In the first phase, all systems were evaluated to determine their ability to operate properly when post-1999 dates are introduced. Certain forward looking systems, e.g. scheduling systems, need to use post-1999 dates in mid-1999. In the second phase, internal technical personnel identified appropriate remedial action or system replacement for each system that was not year 2000 compliant. These two phases were substantially completed by November 30, 1998. During the third phase, AGY will develop implementation plans for remedial actions or system replacement. During the fourth phase, AGY will undertake remedial actions or system replacements. AGY expects to complete all phases of the year 2000 compliance program by September 1999.

  During the second phase of the year 2000 compliance program, AGY identified several key information technology systems and non-information technology systems that need to be replaced in order to become year 2000 compliant. The systems to be replaced include all financial and order entry/planning systems and certain process control systems. Replacement of AGY's financial and order entry/planning systems is necessary to complete the separation from Owens Corning's computer systems. Of the 17 process control systems that were evaluated, two were identified as having compliance issues sufficient to warrant total system replacement. AGY expects to begin implementation and internal testing of these replacement systems between March 1 and September 30, 1999. The systems that will not be replaced will be upgraded to become year 2000 compliant on the same schedule as the system replacements. Upgrading these systems generally requires less resources than total system replacement.

  In addition to internal systems, AGY is dependent on external suppliers, including Owens Corning, for the delivery of raw materials and energy. AGY is contacting these external suppliers to evaluate their year 2000 compliance plans and state of readiness and determine whether a year 2000-related event will impede the ability of such suppliers to continue to provide goods and services to AGY. Although AGY has not received responses from all of its suppliers as to the status of their year 2000 program, AGY believes that its key suppliers are sufficiently aware of year 2000 issues and are taking actions to remediate any problems. There is no assurance that AGY's key suppliers will not suffer a year 2000 business disruption.

  Costs to Address the Year 2000 Issue. AGY estimates that it has spent approximately $0.4 million in software and external consulting costs to address the year 2000 issue. AGY estimates that its year 2000 compliance program will cost approximately $3.0 million including the cost to establish and test the independent replacement computer systems discussed above (excluding the cost of internal personnel). Such amounts will be charged to operations when incurred. AGY intends to fund these costs from cash flow from operations.

  Risks Presented by the Year 2000 Issue. Management believes that AGY has identified all material year 2000 issues and implemented a plan to address these issues prior to any impact on business operations. However, failure to complete remediation and replacement programs as scheduled could impact AGY's ability to properly manufacture goods and conduct normal business operations. If this were to occur, AGY could experience a material adverse impact on its financial condition and results of operation. Likewise, failure of key suppliers to achieve compliance could adversely impact AGY's ability to manufacture, distribute and sell, products.

  Contingency Plans. In the event that certain systems are not made compliant prior to the need to handle year 2000 dates, AGY has considered alternatives to continue normal business operations. AGY anticipates that process control systems that do not handle year 2000 dates properly can continue to operate with some limitation in functions. These systems will be tested to demonstrate this capability. With regard to information technology systems that are critical to business operations, management believes that its remediation and replacement program will sufficiently address year 2000 issues. However, AGY will continue to evaluate its progress and create additional contingency plans as necessary.

  The estimates and conclusions related to AGY's year 2000 compliance program contain forward-looking statements and are based on management's best estimates of future events. Risks to completing the year 2000 compliance program include the availability of resources, AGY's ability to discover and correct the potential year 2000 specific problems that could have a serious impact on specific systems, equipment or facilities and the ability of suppliers and vendors and other third parties to make their systems year 2000 compliant.

Euro Conversion

  AGY may be exposed to certain risks as a result of the conversion by certain European Union member states of their respective currencies to the Euro as legal currency on January 1, 1999. The conversion rates between such European Union member states' currencies and the Euro have been fixed by the European Union's council. Risks related to the conversion to the Euro could include, among other things, effects on pricing due to increased cross-border price transparency, costs of modifying information systems, including both software and hardware, costs of relying on third parties whose systems also require modification, changes in the conduct of business and in the principal markets for AGY's products and services and changes in currency exchange rate risk. AGY has analyzed whether the conversion to the Euro will materially affect its business operations. While AGY is uncertain as to the precise impact of the conversion, AGY does not expect anticipated costs in connection with the Euro conversion to be material. However, there can be no assurance that the actual effects of the conversion could not have a material adverse effect on AGY's business, results of operations and financial condition.

Recently Issued Accounting Standards

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to adopt its provisions for fiscal years beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise issued to shareholders. Segment disclosures will also be required in interim financial statements beginning in the second year of application. AGY is evaluating the provisions of SFAS No. 131, but has not determined if additional disclosure will be required.

  SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits," will become effective in 1998. SFAS No. 132 standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets. Comparative disclosures which include prior period information will be restated to conform with the provisions of SFAS No. 132. AGY will adopt the provisions of SFAS No. 132 effective December 31, 1998.

  On June 15, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. AGY anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a significant effect on AGY's results of operations or its financial position.

                                    BUSINESS

Advanced Glassfiber Yarns LLC

  AGY is the second largest global supplier of glass yarns. In 1997, AGY's net sales accounted for approximately 49% of the North American market and approximately 24% of the global market. AGY is one of only two major glass yarns producers with manufacturing facilities in North America and one of only five major glass yarns producers that supply glass yarns globally. AGY's glass yarns are produced by converting molten glass into thin glass filaments which are then twisted into yarn. AGY's products fall into two categories based on filament diameter: (i) heavy yarns, which accounted for 76% of AGY's 1997 net sales; and (ii) fine yarns, which accounted for 24% of AGY's 1997 net sales. AGY is the world's largest producer of fine yarns, and the world's second largest producer of heavy yarns.

  Glass yarns, because of their unique physical properties, are a critical material used in a variety of electronic, industrial, construction and specialty applications. Heavy yarns are used in a wide range of applications, such as printed circuit boards, roofing materials, filtration equipment, building reinforcements, window screening, aerospace materials and reinforced tapes. Fine yarns are used primarily to construct laminates for multi-layer printed circuit boards, which are integral to virtually all advanced electronic products, including computers, telecommunications equipment, television equipment, automotive equipment and home appliances. AGY also produces a subcategory of heavy yarns known as specialty materials, such as S-2 Glass(R), a proprietary high-strength glass yarn. Specialty materials, which accounted for 9% of AGY's 1997 net sales, are used for aircraft laminates, oxygen tanks, sporting goods and vehicle armor. Fine yarns and specialty materials generally command higher prices and profit margins than non-specialty heavy yarns, primarily due to their value-added characteristics.

  For the twelve months ended September 30, 1998, AGY's net sales and EBITDA, on a pro forma basis, were $273.0 and $80.9 million, respectively. AGY attributes its strong results and profitability primarily to the following factors:

  Attractive Industry Fundamentals. The glass yarns industry has historically been characterized by a limited number of suppliers, high barriers to entry, a limited number of cost-effective substitutes and high capacity utilization. There are only five major glass yarns producers that supply glass yarns globally, with combined sales comprising approximately 80% of total industry sales. Historically, new entry into the market has been limited due to high barriers of entry, which include technological know-how and significant capital expenditure requirements. In addition, AGY believes that the industry's capacity utilization generally has been high, which has allowed manufacturers to more efficiently operate their facilities. AGY's capacity utilization, as measured by use of installed bushings, averaged approximately 94% between 1995 and 1997 and for the first nine months of 1998.

  Stable Customer Base. AGY sells its products to over 300 customers worldwide, including every major North American and European weaver and a diverse group of other domestic and international commercial and industrial users of yarns. AGY maintains long-standing relationships with its major customers by collaborating with them to meet their specific manufacturing requirements and by providing high quality products and strong customer service. In addition, AGY's customer relationships generally are stable due to the limited number of global suppliers of glass yarns and the costs to customers associated with "qualifying" new suppliers. In order to qualify a new supplier, a customer may need to modify its own loom set-ups and fabric specifications and also qualify the new glass yarn supplier with certain downstream manufacturers and weavers. Furthermore, although glass yarns generally represent a small fraction of an end product's overall manufacturing cost, product defects can be costly for customers. Consequently, customers demand high-quality, reliable yarns from their suppliers and AGY has established a reputation with its customers for meeting these demands. As a result of these factors, AGY has maintained relationships with each of its top five customers for over 25 years.

  Unique Properties of Glass Yarns. The characteristics of glass yarns include:

  . high strength-to-weight ratio;

  . dimensional stability;

  . heat resistance;

  . moisture resistance;

  . chemical resistance;

  . electrical resistance; and

  . thermal insulation.

Although carbon and aramid fibers are stronger than glass yarns, they are significantly more expensive. Other materials, such as steel and wood, are less expensive but lack the physical characteristics of glass yarns. Given the unique combination of physical attributes and relative low cost of glass yarns, AGY believes few cost-effective substitute products exist.

  Diversified End-Use Markets. The characteristics of glass yarn make it the material of choice for a variety of products manufactured in the electronics, industrial, construction and specialty markets. AGY's net sales to these markets represented 36%, 28%, 27% and 9% of AGY's 1997 net sales, respectively. AGY believes that this diversity in end-use applications reduces volatility in overall demand for AGY's products.

  Superior Production Technology and Product Innovation. AGY believes that it is the technological leader in the production of glass yarns due to its strong process engineering and product development capabilities. AGY pioneered the glass yarns industry with the introduction of "glass cotton" in the 1930s and the introduction of fine yarns in the 1940s, and has continued its innovation with the development of S-2 Glass(R), Zentron(R) and zero twist yarn. AGY employs 41 technical professionals dedicated to the development of new products, process improvements and product innovations.

Business Strategy

  AGY's business strategy includes the following key elements:

  Emphasize Fine Yarns and Specialty Materials. AGY will continue its focus on increasing the proportion of its net sales attributable to fine yarns and specialty materials. Sales of fine yarns and specialty materials increased as a proportion of net sales from 26% in 1994 to 33% in 1997. AGY believes its global leadership in producing fine yarns and specialty materials is a competitive advantage when targeting manufacturers of sophisticated electronics and specialty composites.

  Develop New Products and Product Innovations. To maintain its technological leadership position in the glass yarns industry, AGY conducts an active internal research and development program aimed at developing new and improved products. In addition, AGY has formed several joint product development programs with its customers such as BGF Industries, a wholly-owned subsidiary of Porcher Industries, and certain downstream manufacturers. AGY also has a continuing relationship with Owens Corning pursuant to which they conduct joint development programs and AGY shares in certain of Owens Corning's technology and research and development. AGY will continue its focus on research and development and its commitment to collaborate with its customers to improve and develop products.

  Focus on Operating Efficiency. AGY continually seeks to improve the quality of its production facilities and its operating systems by utilizing modern production technology. These new technologies have enabled AGY to increase throughout, product quality and operational flexibility. As a result of these operating improvements, AGY's EBITDA margins increased from 22% in 1993 to 32% for the last twelve months ended September 30, 1998.

  Selective Geographic Expansion. AGY believes it has opportunities to expand its business outside of North America. Approximately 27% of AGY's 1997 net sales were outside of North America, with approximately 24% in Europe and approximately 3% in Asia. AGY believes that Asia represents an attractive long-term opportunity for sales of its fine yarns, despite the region's current economic turmoil. Certain of AGY's customers are expanding their production capabilities in Asia to meet the region's demand for glass fabrics used to manufacture electronic laminates. AGY anticipates that glass yarns needed for such increased production will be sourced locally. According to the U.S. Department of Commerce, the Asian and Australian regions represented approximately 50% of the global supply of printed circuit boards in 1997. AGY's strategy is to continue to expand outside North America by co-locating or sharing production facilities with its customers. This would reduce the risks and capital expenditures associated with geographic expansion while strengthening AGY's relationships with these customers.

  Advanced Glassfiber Yarns LLC is a Delaware limited liability company with headquarters located at 2556 Wagener Road, Aiken, South Carolina 29801, and its telephone number is (803) 643-1377.

Products

  AGY's products are produced based on weight and strength specifications developed in close cooperation with customers. AGY's products fall into two categories based on filament diameter: (i) heavy yarns, with a filament diameter between 7 and 14 microns, which accounted for 76% of AGY's 1997 net sales; and (ii) fine yarns, with a filament diameter generally up to 7 microns, which accounted for 24% of AGY's 1997 net sales. Products with finer diameters generally command higher prices and profit margins.

  Heavy Yarns. Heavy yarns are used for a wide range of applications, such as printed circuit boards, roofing materials, filtration equipment, building reinforcements, window screening, aerospace materials and reinforced tapes. Currently, prices for heavy yarns, excluding specialty materials, range from approximately $2.00 to $4.00 per kilogram. AGY also produces a subcategory of heavy yarns known as specialty materials, such as S-2 Glass(R), a proprietary high strength glass yarn. Specialty materials, which accounted for 9% of AGY's 1997 net sales, are used for aircraft laminates, oxygen tanks, sporting goods and vehicle armor. Currently, prices for specialty materials range from approximately $12.00 to $29.00 per kilogram.

  Fine Yarns. Fine yarns, which require a significant level of technical engineering expertise, generally command higher prices and profit margins than non-specialty heavy yarns, and are primarily used to construct laminates in multi-layer printed circuit boards. Printed circuit board customers require a material that yields a highly uniform, flat surface. AGY is the world's largest producer of fine yarns and believes that its technological leadership differentiates AGY from its competitors. Currently, prices for fine yarns range from approximately $4.00 to $10.00 per kilogram.

  The following table sets forth the percentage of AGY's net sales attributable to its major product categories for the years 1994 to 1997:

                                                  Years Ended December 31,
                                                 ------------------------------
                                                  1994    1995    1996    1997
                                                 ------  ------  ------  ------
Heavy yarns.....................................   83.6%   80.9%   80.5%   76.0%
Fine yarns......................................   16.4    19.1    19.5    24.0
                                                 ------  ------  ------  ------
  Total net sales...............................  100.0%  100.0%  100.0%  100.0%
                                                 ======  ======  ======  ======

  The following table sets forth an overview of the different markets into which AGY's glass yarns are sold, the percentage of AGY's 1997 net sales attributable to each market and some of the end-use applications in each market:

                          Percentage
 Markets                 of Net Sales                  Product Applications
 -------                 ------------                  --------------------
Electronics.............      36%     printed circuit boards for personal computers, cellular
                                      phones, pagers, portable computing devices, home
                                      appliances, automobiles, medical equipment, electronic
                                      games, robotics and military and aircraft systems

Industrial..............      28%     filtration bags, thermal insulation, welding curtains,
                                      filament tape, wire insulation, gaskets, conveyor
                                      belts, movie screens, electrical insulation products,
                                      aircraft interior panels, aircraft cargo liners,
                                      battery retainers and separators, reinforced tapes,
                                      skis and grinding wheels

Construction............      27%     reinforced concrete, roofing materials, stucco
                                      reinforcement, insect screening, wall covering,
                                      vertical window blinds, wallboard tape, tile backing
                                      board and draperies

Specialty...............       9%     aircraft laminates, vehicle armor, oxygen bottles,
                                      helicopter blades, aircraft flooring, ignition cables,
                                      skis and snowboards

Marketing and Sales

  AGY primarily sells to glass yarn weavers who weave glass yarn into fabric ultimately used in a wide variety of end-use applications. AGY's customers include, among others, every major glass weaver in North America and Europe. In 1997, AGY had a customer base of approximately 300 customers with AGY's top five and top ten customers accounting for 50% and 64% of AGY's 1997 sales, respectively. AGY's top five customers for 1997 were Porcher Industries, including its affiliates, such as BGF Industries, Clark-Schwebel, Inc., Bay Mills Limited, Hexcel Corporation and JPS Converter and Industrial Corp. Among the different markets in the glass yarns industry, the electronic market is characterized by a few major customers, each with a strong relationship with

AGY but that generally qualify more than one supplier; the industrial and construction markets are characterized by many customers that generally qualify only one supplier; and the specialty market is characterized by customers that require highly specialized yarns produced in a cooperative effort with the supplier and, consequently, generally qualify only one supplier.

  AGY markets its products primarily through a direct sales force with offices located in the United States, Europe and Asia. AGY's North American customers are serviced by four sales personnel and one sales manager; Europe is serviced by three sales personnel and Asian customers by one sales representative. The marketing and business planning organization consists of four persons, including two marketing managers (industrial/construction and electronic) and two product segment leaders (Europe/Asia and North America).

  The following table sets forth the percentage of AGY's net sales by geographic region from 1995 to 1997:

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
North America.....................................     68.4%     71.4%     73.1%
Europe............................................     31.2      27.4      24.2
Asia..............................................      0.4       1.2       2.7
                                                   --------  --------  --------
  Total net sales.................................    100.0%    100.0%    100.0%
                                                   ========  ========  ========

Manufacturing Facilities

  AGY operates three manufacturing facilities in the United States. The following table sets forth a description of AGY's manufacturing facilities:

                                                              1997
                                            Approximate    Production      Owned
Facility                      Products      Square Feet (in metric tons) or Leased
--------                      --------      ----------- ---------------- ---------
Aiken, South Carolina... Heavy and Fine      1,540,000       53,100        Owned
Huntingdon,
 Pennsylvania........... Fine and Specialty    405,000        6,600        Owned
South Hill,
 Virginia(/1/).......... Heavy and Fine         27,200          680       Leased(/2/)

--------
(1) The South Hill facility is a co-location facility shared with BGF Industries, at which AGY and BGF Industries work together closely to coordinate the production of glass yarns for use solely by BGF Industries' operations at that facility. AGY opened the facility in June 1998 and expects it to become fully operational in the first quarter of 1999. See "Certain Relationships and Related Transactions."
(2) AGY owns all of the equipment located in the South Hill facility, but leases the building from BGF Industries.

  In addition to the facilities that AGY owns or leases, certain subsidiaries of Owens Corning that operate facilities in Battice, Belgium and Guelph, Ontario have historically provided AGY with specific products, primarily heavy yarns, to serve segments of the European and North American markets. Although these facilities have been retained by Owens Corning, AGY entered into contracts to purchase specific glass yarns manufactured at these facilities. See "Certain Relationships and Related Transactions."

Manufacturing Process

  Glass yarns are manufactured by mixing raw material at high temperatures to create molten glass which flows through a bushing to create continuous glass strands. These strands are spooled, and then twisted to create glass fiber yarns. AGY employs two types of manufacturing processes for glass yarns, "direct melt" and "indirect melt."

  The "direct melt" glass fiber manufacturing process, which is employed at the Aiken facility, begins when finely ground raw materials, including sand, limestone, clay, borates and certain specialty chemicals, are blended together in a bulk quantity called the "batch." The batch is then fed into a furnace where it is melted at 2,600 degrees Fahrenheit in refractory-lined furnaces. The molten glass flows to numerous heat-resistant platinum and rhodium trays called bushings. These bushings have thousands of small, precisely drilled tubular openings through which glass flows and becomes filaments. The hair-like filaments are coated with an aqueous chemical mixture called "sizing," which protects the filaments during processing and handling, including weaving or braiding, and ensures good adhesion of the glass fiber to the resin when manufacturing polymer reinforcements.

  After sizing is applied, filaments are gathered together into strands that go through further processing steps depending on the market into which the fiber will be sold. The filaments are wound onto intermediate packages by high speed winders. In most cases, the strands are unwound from the intermediate packages and are twisted together to form glass fiber yarns that are rewound onto bobbins for sale to customers.

  The Huntingdon facility and the South Hill facility employ a "marble melt process" (also known as "indirect melt") to manufacture fine glass fiber yarns using glass marbles as the principal raw material. The glass marbles are melted in individual furnaces and pulled through bushings to form filaments. The filaments are sized, wound onto intermediate packages, and twisted in the same manner as in the direct melt process. The advantage of the indirect method is that each bushing has its own melting device. This process, which AGY pioneered, allows AGY to add incremental production capacity with more reasonable capital expense and construction time and results in a more consistent product.

Competition

  AGY believes that the principal competitive factors affecting the glass yarns industry include the quality, performance, product pricing and consistency of products, response to customer requirements and stability of business relationships with customers.

  AGY is one of only five major producers of glass yarns that supply their products globally. The other global suppliers are PPG, Vetrotex, Nitto and Nippon Electric. Sales by the five global suppliers accounted for approximately 80% of total 1997 industry sales. In addition to the five global suppliers of glass yarns, there are two significant regional manufacturers, Taiwan Glass, a licensee of AGY's technology, and Nan Ya Plastics Corp., a licensee of PPG's technology, each of which operates and has significant sales in Asia. AGY and PPG are the only major producers of glass yarns with production facilities in North America. However, Vetrotex has announced that it intends to build a plant for the production of glass yarns, primarily for the electronics market, in Mexico. Vetrotex has publicly stated that it expects this new plant to begin operations in the second half of 1999.

Research and Development

  To maintain its leadership position in the glass yarns industry, AGY conducts an active research and development program aimed at improving its manufacturing processes and developing new and improved products. The research and development program is managed by AGY's science and technology group. AGY spent $5.6 million, $5.7 million and $5.9 million to fund the science and technology group in 1995, 1996, 1997, respectively. A portion of the science and technology group dedicate their efforts to the technical services organization ("TSO"). The Aiken and Huntingdon facilities each have a TSO which is organized into technical teams around each major customer category. The TSO teams in Aiken and Huntingdon are staffed by 19 and 12 people, respectively. The TSO carries out ongoing process and product improvements and each technical team is led by a product engineer, who is supported by one or more process experts responsible for troubleshooting manufacturing problems. TSO teams also have a project engineering group which is responsible for capital projects. The remaining persons in AGY's science and technology group are experts in chemistry, chemical applications and process development. A total of seven employees perform the science and technology function at the Aiken facility.

  AGY has numerous United States patents, patent applications and trademarks. While AGY considers its patents to be valuable assets, AGY does not believe that its competitive position is dependent on patent protection or that its operations are dependent on any individual patent or group of related patents. However, in some instances, patents and patent protection may deter entry by new competitors with respect to certain product lines. AGY's policy is to obtain patents on its new products and enforce its patent rights. In connection with the formation transactions, Owens Corning assigned and licensed to AGY certain patents, know-how, marks and business information relating to or used in AGY's business. In addition, Owens Corning and AGY entered into a support services agreement pursuant to which they will cooperate with respect to research and development in certain areas. See "Certain Relationships and Related Transactions."

Raw Materials and Other Supplies and Sources

  The major raw materials used by AGY in the production of glass yarns are glass marbles at the Huntingdon facility, and silica and borates at the Aiken facility. AGY purchases glass marbles from Owens Corning pursuant to an exclusive seven year supply agreement. Silica is readily available and is currently provided to AGY by a number of local suppliers. AGY primarily uses borates in its production processes at its Aiken facility, which are sourced from a supplier in Turkey that is owned by the Turkish government. AGY's supply of borates from Turkey is sourced through Owens Corning under a supply agreement which provides that, if there is a limited or reduced supply of borates, Owens Corning will allocate a portion of such supply to AGY.

  In addition to the raw materials involved in the production of glass yarns, AGY uses specialized capital equipment, such as bushings. Bushings are heat-resistant platinum and rhodium trays through which molten glass is filtered to produce glass filaments. AGY's bushings are currently manufactured and periodically reconditioned by Owens Corning. Owens Corning has agreed to continue to provide bushings to AGY and reconditioning service for the bushings for a period of seven years. See "Risk Factors--We Have Only Operated Independently of Owens Corning Since September 30, 1998 and Remain Dependent Upon Owens Corning to Provide Certain Materials and Services" and "Certain Relationships and Related Transactions."

Employees

  As of January 31, 1999, AGY had approximately 1,492 full-time employees. As of such date, approximately 1,408 of the employees were engaged in manufacturing and related services. Production, maintenance, warehouse and shipping employees at AGY's Aiken facility are represented by Teamsters Local Union Number 86, an affiliate of the International Brotherhood of Teamsters. The collective bargaining agreement with this union covering such employees at Aiken expires May 2, 1999. Production, maintenance, warehouse and shipping employees at AGY's Huntingdon facility are represented by the Union of Needletrades, Industrial and Textile Employees and its local 1034T. The collective bargaining agreement with this union covering such employees at Huntingdon expires October 31, 1999. Management considers AGY's labor relations to be generally good.

Environmental Matters

  The past and present operations of AGY, including its ownership and operation of real properties, are subject to extensive and changing federal, state, local and foreign environmental laws and requirements, including, among others, those governing discharges to air and water, the handling and disposal of soils and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at AGY facilities and off-site disposal locations. The operations of AGY are also governed by laws and requirements relating to workplace safety and health. Management believes that AGY is generally in material compliance with such laws and requirements.

  AGY cannot assure that it will not in the future incur costs or liabilities relating to environmental or health and safety matters, including those relating to compliance with laws and requirements, remediation of contamination, or claims by third parties.

  AGY, like all manufacturers of glass yarns, is subject, in certain jurisdictions, to laws and regulations designed to reduce solid wastes by requiring, among other things, certain wastes to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of certain products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of additional environmental protection measures. AGY does not believe that either the legislation promulgated to date or currently pending initiatives will have a material adverse effect on its business. There can be no assurance that any future legislation or regulatory efforts will not have a material adverse effect on AGY's business, financial condition or results of operations.

  The amended and restated asset contribution agreement, dated as of July 31, 1998, between Owens Corning and AGY, provides that, with respect to environmental liabilities, Owens Corning will retain all liabilities resulting from the presence of hazardous substances at or migrating from the sites contributed by Owens Corning to AGY, as well as all liabilities resulting from the transportation or arrangements made by Owens Corning for the treatment, storage or disposal of hazardous substances to any off-site location prior to September 30, 1998. AGY has not assumed any such liabilities. In addition, Owens Corning has agreed to indemnify AGY against any losses and damages arising out of the environmental liabilities retained by Owens Corning; however, with respect to environmental remedial action, Owens Corning's indemnification obligations are limited to compliance with the standards set under applicable environmental laws and such obligations shall be satisfied upon and to the extent of final approval of such remedial action by the governing environmental authority.

Legal Proceedings

  From time to time, AGY is involved in various legal proceedings arising in the ordinary course of business. None of the legal matters in which AGY is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on AGY's business or financial condition.

                                   MANAGEMENT

Executive Officers, Directors and Other Key Employees

  The following table sets forth certain information with respect to the executive officers, directors and other key employees of AGY:

     Name                                 Age              Position
     ----                                 ---              --------
   Robert Porcher........................  70 Chairman of the Board and Director
   Robert B. Fisher......................  44 President
   Catherine Cuisson.....................  33 Chief Financial Officer
   Scott R. Northrup.....................  39 Chief Technical Officer
   Heinz J. Otto.........................  49 Director
   Serge Piolat..........................  48 Director
   Philippe Porcher......................  45 Director
   J. Thurston Roach.....................  57 Director
   Jerry G. Hawkins......................  54 Plant Manager--Aiken
   Joseph A. Masciangelo.................  52 Plant Manager--Huntingdon

  Robert Porcher is the Chairman of the Board and a Director of AGY. Mr. Robert Porcher has been Chairman of the Board of Directors and Chief Executive Officer of Porcher Industries since 1952. Porcher Industries owns 51% of AGY. Mr. Robert Porcher beneficially owns 54% of the outstanding capital stock of Porcher Industries. Since December 9, 1998, Mr. Porcher has served as the Chairman of the Supervisory Board of Porcher Industries.

  Robert B. Fisher is President of AGY. Prior to AGY's formation, Mr. Fisher was General Manager of the Business since March 1997. Prior to joining Owens Corning, Mr. Fisher served as Business Manager of DuPont's industrial and electrical films division from 1994 to 1997. Mr. Fisher served in DuPont's corporate planning department from 1992 to 1994 and as Marketing and Sales Manager for the European operations of Philips DuPont Optical from 1989 to 1992.

  Catherine Cuisson is Chief Financial Officer of AGY. Prior to AGY's formation, Ms. Cuisson served as Controller of Porcher Industries since November 1994. Prior to joining Porcher Industries, Ms. Cuisson served as an accountant with Coopers & Lybrand L.L.P. Ms. Cuisson obtained the equivalent of a certified public accountancy degree upon graduating from the Institut Commercial de Nancy in Nancy, France.

  Scott R. Northrup is Chief Technical Officer of AGY. Prior to AGY's formation, Mr. Northrup served as Technical Services Organization Manager of the Business' facility in Huntingdon since May 1995. Mr. Northrup joined Owens Corning in September 1984 as research and development engineer at the Granville Science & Technology Center.

  Heinz J. Otto is a Director of AGY. Mr. Otto has been President of Owens Corning's Composites Division since 1996. Mr. Otto previously managed the European operations of Landis & Gyr Corp., a Swiss corporation, and served on its Executive Board. Prior to joining Landis & Gyr, Mr. Otto held various management positions with General Electric Company.

  Serge Piolat is a Director of AGY. Mr. Piolat has served as a Director of Porcher Industries' textile division since 1989. Mr. Piolat previously served as General Manager of Chavanoz Industries, a wholly owned subsidiary of Porcher Industries. Since December 9, 1998, Mr. Piolat has served as a member of the Executive Board and Vice President of Porcher Industries.

  Philippe Porcher is a Director of AGY. Mr. Philippe Porcher has been Vice President of Porcher Industries since March 1993. Before becoming Vice President, Mr. Philippe Porcher served as Director of Porcher Industries' industrial division. Mr. Philippe Porcher is the son of Robert Porcher, Chairman of the Board and a Director of AGY. Since December 9, 1998, Mr. Porcher has served as Chairman of the Executive Board of Porcher Industries.

  J. Thurston Roach is a Director of AGY. Mr. Roach has been Senior Vice President and Chief Financial Officer of Owens Corning since January 1, 1999. Mr. Roach had previously served as President of Owens Corning's North American Building Materials Systems Business since February 1998. Before joining Owens Corning, Mr. Roach had been Vice Chairman of Simpson Investment Company since July 1997. Before July 1997, Mr. Roach had served in various capacities with Simpson Timber Company since 1984. Mr. Roach has been a director of The Liberty Corporation since 1994.

  Jerry G. Hawkins is Plant Manager--Aiken of AGY. Before AGY's formation, Mr. Hawkins served as Plant Manager of the Business' Aiken facility since 1994. Mr. Hawkins previously served in various management positions with Owens Corning since 1969.

  Joseph A. Masciangelo is Plant Manager--Huntingdon of AGY. Before AGY's formation, Mr. Masciangelo served as Plant Manager of the Business' Huntingdon facility since 1987. Mr. Masciangelo previously served in various management positions with Owens Corning since 1969.

Executive Compensation

  The following table sets forth the salary and other compensation paid to AGY's President during the period commencing September 30, 1998 through December 31, 1998:

  Name                             Principal Position Salary   Bonus  Other(/1/)
  ----                             ------------------ ------- ------- ----------
Robert B. Fisher..................     President      $42,500 $15,750   $7,214

--------
(/1/AGY)reimbursed Mr. Fisher for certain relocation expenses.

Director Compensation

  AGY does not pay any compensation to members of its Board of Directors.

                              OPERATING AGREEMENT

  The following is a summary of certain material terms of the Amended and Restated Limited Liability Company Operating Agreement of AGY dated September 30, 1998. The summary is qualified in its entirety by reference to the full text of the operating agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Organization

  AGY is a limited liability company formed under the Delaware Limited Liability Company Act and is governed by the operating agreement. As a result of the formation transactions, a wholly owned subsidiary of Porcher Industries owns a 51% membership interest in AGY and a wholly owned subsidiary of Owens Corning owns a 49% membership interest in AGY. The purpose of AGY is to manufacture and sell glass fiber yarns and related specialty materials.

Duration

  Under the operating agreement, AGY will be dissolved upon the first to occur of the following: (i) September 30, 2097; (ii) upon agreement of the members;
(iii) at the election of one member, upon a material breach of the operating agreement by the other member which is not cured within 90 days following notice thereof; and (iv) automatically upon the bankruptcy or liquidation of a member, unless the other member elects to continue AGY.

Governance

  The operating agreement provides that the Board of Directors manages the business and affairs of AGY, subject to the terms and provisions of the operating agreement. The Board of Directors is comprised of two directors designated by Owens Corning and three directors designated by Porcher Industries. Owens Corning's right to designate two directors would terminate at such time as it no longer holds at least a 10% ownership interest in AGY. Actions of the Board of Directors require a quorum of at least a majority of the Board, including at least one director representing each member.

  Robert Fisher, formerly Owens Corning's manager of the Business prior to its contribution to AGY, has been designated in the operating agreement as the initial general manager of AGY. Porcher Industries has the exclusive right under the operating agreement to appoint the chief executive officer and the chairman of the Board of Directors of AGY. All other executive officers of AGY are to be designated by the Board of Directors.

  The following actions require the approval of 75% of a specified quorum of the Board of Directors:

  . the termination of Mr. Fisher during the first year of his employment as the initial general manager of AGY;

  . the issuance of additional ownership interests of AGY;

  . materially changing AGY's business plan or the types of businesses conducted by AGY or engaging in a new business not currently conducted or contemplated by AGY;

  . effecting any merger, consolidation, plan of exchange or similar transaction to which AGY is a party;

  . selling all or a substantial portion of the assets of AGY other than in the ordinary course of business;

  . mortgaging or otherwise encumbering the assets of AGY other than in connection with AGY's financing facilities;

  . except for certain distributions and in connection with the exercise of the Put Right (as defined herein), effecting a distribution of any assets of AGY, including cash, to any member;

  . effecting the liquidation or dissolution of AGY;

  . the redemption of any ownership interest in AGY other than in connection with the Put Right;

  . entering into any contract with any affiliate of AGY or with any member
    (except as set forth in "Certain Relationships and Related Transactions") other than in connection with the Put Right;

  . making any tax election which is materially detrimental to AGY or any member;

  . the sale, license or other disposition by AGY to a third party, including, but not limited to any affiliate of a member, of Owens Corning technology that Owens Corning assigned or licensed to AGY;

  . incurring indebtedness other than (i) indebtedness necessary in connection with the Put Right, (ii) as required to effect certain distributions, and (iii) borrowings under the Revolver (as defined herein) which do not exceed $75 million in the aggregate; or

  . materially amending any of the business, health, safety and environmental policies adopted by AGY.

  All actions of the members require the presence and the affirmative vote of members holding at least 75% of the outstanding ownership interests in AGY. Owens Corning's right to require supermajority board approval of any of the actions listed above, except for (i) the issuance of additional ownership interests in AGY, and (ii) the sale, license or other disposition by AGY to a third party, including, but not limited to, any affiliate of a member, of Owens Corning technology that Owens Corning assigned or licensed to AGY, would terminate at such time as it no longer holds at least a 10% ownership interest in AGY.

Transfers of Ownership Interests; Registration Rights

  Under the operating agreement, no member may transfer its ownership interest in AGY prior to September 30, 2003 without the prior written consent of the other member. In the event a member thereafter decides to sell its ownership interest, the non-selling member has a 30-day right to make an offer for such ownership interest. If, within the 30-day period, the non-selling member fails to make an offer, or the selling member rejects the non-selling member's offer, the selling member is free to sell its ownership interest to any third party.

  At any time beginning on September 30, 2003, each member has the right to sell all of its ownership interest to AGY (a "Put Right") in the event certain conditions described below are satisfied. If a member exercises its Put Right, the value of such ownership interest will be determined by a third party or parties according to the procedures and criteria set forth in the operating agreement. AGY's obligation to purchase a member's ownership interest is conditioned on AGY financing the purchase of the ownership interest from a third party lender while maintaining or obtaining not less than a B rating by either Standard & Poor's or Moody's on its then-outstanding unsecured debt after giving effect to the purchase. Any member that exercises its Put Right must reimburse AGY for 25% of certain expenses incurred by AGY in connection with purchasing such member's ownership interest. In addition, AGY's ability to fund the Put Right will be subject to the covenants under the senior credit facility and the indenture for the notes.

  In the event AGY is unable to purchase all of a member's ownership interest upon the exercise of its Put Right, the member may request in writing that AGY file and use its reasonable best efforts to cause to become effective a registration statement under the Securities Act, covering the registration of its ownership interest (or the portion thereof designated by the member).

Certain Distributions

  Pursuant to the terms of the operating agreement, AGY will make an annual distribution (the "Tax Distribution") from its net cash flow and permitted borrowings under the senior credit facility to each of Owens Corning and Porcher U.S. in order to fund the taxes payable by each owner on their proportionate share of AGY's net ordinary income and net capital gain. In connection with Porcher Industries' purchase of a 51% interest in AGY, AGY intends to make a partnership election to step up the basis of certain of AGY's intangible assets. The resulting increase in amortization expense will allow Porcher U.S. to significantly reduce its tax liability. As a result, the Tax Distributions will not be made on a pro rata basis and Porcher U.S. will have an unrecovered distribution amount (the "Deferred Distribution"). The Deferred Distribution will earn interest at the same rate of interest as the senior credit facility. If the amortization deductions are disallowed AGY will be required to distribute all accumulated annual Deferred Distributions to the extent that (i) both before and after such distribution there is not a default under the senior credit facility and the notes, and (ii) there are funds to make such distribution from available cash or borrowings under the senior credit facility. Thereafter, all Deferred Distributions will cease and AGY will pay in full all future Tax Distributions to Porcher U.S.

Indemnification

  Pursuant to the operating agreement, AGY will indemnify and hold each member and its affiliates and their respective officers, directors, members, stockholders, managers, agents and representatives, and members of the Board of Directors and each officer of AGY, harmless from any and all losses, claims, damages, costs, liabilities and expenses suffered or incurred by any of such persons arising out of, resulting from, based upon or in connection with the management or conduct of the business or affairs of AGY.

  The Board of Directors has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act or the Exchange Act is contrary to public policy and is therefore unenforceable, absent a decision to the contrary by a court of appropriate jurisdiction.

Other Provisions

  The operating agreement, subject to certain exceptions, prohibits members from disclosing confidential information provided by another member in connection with the business of AGY. The operating agreement also requires the members to enter a non-competition agreement with each other and AGY with respect to the business of AGY. See "Certain Relationships and Related Transactions--Non-Competition."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Prior to the contribution, many of the components of the Business necessary for its operation were owned, leased or otherwise controlled by Owens Corning. Such components include, among others, manufacturing facilities and equipment, employees trained in the use and repair of the equipment, access to raw materials, intellectual property rights and know-how and agreements with sales representatives worldwide.

  In connection with the formation transactions, AGY entered into certain agreements with Owens Corning and Porcher Industries and their respective affiliates to facilitate the continuing operation of the Business after it was transferred by Owens Corning to AGY. These agreements are intended to benefit AGY and the other parties thereto; however, they may result in conflicts of interest between AGY and such parties.

  The following are summaries of such agreements and, as such, are qualified in their entirety by reference to the full text of the related agreements. Unless otherwise indicated, all agreements between AGY and related parties referred to herein were dated September 30, 1998.

LLC Purchase Agreement

  Pursuant to a purchase agreement between Owens Corning, AGY and Porcher Industries dated as of July 31, 1998, as amended, Porcher Industries purchased a 51% interest in AGY. See "Prospectus Summary--The Formation Transactions."

  The LLC purchase agreement required AGY to enter into the supply agreements described below relating to the conduct of its business with Owens Corning, Porcher Industries and certain of their respective affiliates. The LLC purchase agreement also requires each of Owens Corning and Porcher Industries, subject to certain conditions and limitations, to indemnify the other from any and all losses incurred by such party which arise out of the breach by the other party of any of its representations and warranties or any of its covenants contained in the LLC purchase agreement.

Non-Competition

  Pursuant to a non-compete agreement, Owens Corning and Porcher Industries and their respective affiliates agreed not to compete with AGY in the manufacture and sale of certain glass yarns and specialty materials currently produced by AGY. Subject to certain exceptions, Owens Corning and Porcher Industries and their respective affiliates may not manufacture or sell, among other things, such business products, for the later of a five-year period beginning on September 30, 1998 or such date on which either Owens Corning or Porcher Industries owns less than a 5% ownership interest in AGY. Owens Corning and certain of its affiliates have retained the right to manufacture certain limited types of glass yarns.

Employee Benefits

  Owens Corning permits current employees of AGY who were employed by Owens Corning before September 30, 1998 ("Transferred Employees") to remain as participants in, be covered by, or accrue benefits under, certain Owens Corning employee benefit plans. AGY reimburses Owens Corning for the cost of such coverage. These arrangements will terminate as of December 31, 1999, or earlier if AGY requests. Although AGY does not currently sponsor a defined benefit pension plan,

AGY has agreed to pay certain amounts associated with early retirement benefits under the Owens Corning Merged Retirement Plan (the "OC Plan"). Specifically, Transferred Employees who, as of September 30, 1998, did not qualify for an early retirement benefit under the OC Plan will continue to receive credit toward eligibility for the early retirement benefit for service with AGY. If a Transferred Employee remains employed by AGY until he qualifies for early retirement, the OC Plan will treat the Transferred Employee as having elected early retirement upon retirement from AGY. AGY is obligated to pay Owens Corning the difference between the lump sum benefit payable to the Transferred Employee as an early retiree and the lump sum benefit payable to the Transferred Employee as a deferred vested benefit on the date of retirement from AGY under the applicable provisions of the OC Plan. These liabilities were estimated to be $4.4 million as of September 30, 1998. It has not yet been determined what pension arrangements will be made after December 31, 1999 and whether or not AGY will assume assets and liabilities attributed to benefits accrued as of September 30, 1998 relating to Transferred Employees under the OC Plan.

  In connection with the formation transactions, AGY assumed liabilities for postretirement medical and life insurance benefits with respect to Transferred Employees, which were estimated to be $10.4 million as of September 30, 1998.

Facilities Arrangements at Aiken

  Prior to the contribution, Owens Corning's glass yarn and glass mat factories, located in adjacent plants in Aiken, South Carolina, shared certain facilities and services. As part of the contribution, Owens Corning transferred to AGY its glass yarn plant in Aiken, while retaining ownership of the glass mat plant. In order to preserve the efficiencies and cost savings created by the sharing arrangements in existence before the contribution, AGY and Owens Corning have entered into the agreements described below.

  Aiken Sewer Agreement. AGY and Owens Corning entered into a sanitary sewer agreement pursuant to which AGY permits Owens Corning to use AGY's sanitary system in Aiken for sanitary wastewater discharges in exchange for the payment by Owens Corning of 50% of the actual costs of maintaining AGY's sanitary system. The sanitary sewer agreement will terminate after a period of ten years, unless extended or otherwise terminated as set forth therein.

  Aiken Wastewater Treatment Agreement. AGY and Owens Corning entered into a wastewater treatment agreement pursuant to which AGY treats at AGY's wastewater treatment facility in Aiken aqueous industrial and laboratory waste discharged by Owens Corning. In exchange for such services, Owens Corning pays 22% of AGY's actual costs of operating the wastewater treatment facility. The wastewater treatment agreement will terminate after a period of ten years, unless extended or otherwise terminated as set forth therein.

  Aiken Stormwater Agreements. AGY and Owens Corning entered into various stormwater agreements pursuant to which (i) AGY permits Owens Corning to discharge stormwater into AGY's two stormwater ponds and (ii) Owens Corning permits AGY to discharge stormwater into Owens Corning's landfill sedimentation basin in Aiken. Each party is individually responsible for any sampling and for complying with their respective stormwater permits. The stormwater agreements will terminate after a period of ten years, unless extended or otherwise terminated as set forth therein.

  Aiken Landfill Agreement. AGY and Owens Corning entered into a landfill agreement pursuant to which Owens Corning permits AGY to use Owens Corning's landfill in Aiken for the disposal of waste in exchange for the payment by AGY of 50% of the actual costs of operating the landfill. The landfill agreement is effective for the operating life of the landfill, unless earlier terminated as set forth therein.

Facilities Arrangements at Huntingdon

  Huntingdon Lease. Owens Corning leases from AGY approximately 9,000 square feet of AGY's facility in Huntingdon, Pennsylvania for use as a glass mat manufacturing and distribution facility. The lease will expire on September 30, 2003, unless extended or terminated as provided in the lease agreement. Owens Corning pays a nominal fixed fee for the term of the lease plus its allocated share of all building operating expenses, as calculated in the lease agreement.

  Huntingdon Air Modeling Agreement. Prior to the contribution, Owens Corning treated its glass yarn and glass mat manufacturing operations in Huntingdon as a single facility for environmental compliance purposes. As part of the contribution, Owens Corning transferred to AGY the entire facility in Huntingdon, a portion of which it leases back from AGY. In order to maintain continuity in complying with air emission modeling requirements under applicable environmental laws, AGY and Owens Corning entered into an air modeling agreement pursuant to which the parties will treat their respective facilities in Huntingdon, including the portion leased to Owens Corning, as a single facility for modeling current and/or projected air emissions. Although AGY and Owens Corning have agreed to share the costs of such modeling, each party remains solely responsible for its own environmental liabilities, if any. The air modeling agreement will terminate after a period of five years, unless extended or otherwise terminated as set forth therein.

Subleases Relating to Equipment at Aiken and Huntingdon

  Prior to the contribution, Owens Corning leased certain equipment used in the manufacturing of glass yarns at its Aiken and Huntingdon facilities. Owens Corning agreed to sublease such equipment to AGY on substantially the same economic terms as provided to Owens Corning in the original leases.

  At the Aiken facility, AGY subleases from Owens Corning, pursuant to Owens Corning's master leases, certain manufacturing equipment owned by Carly 1995 Leasing Trust and a vacuum treatment oven owned by Pitney Bowes Credit Corporation. AGY subleases other manufacturing equipment from Owens Corning at its Aiken and Huntingdon facilities pursuant to Owens Corning's master lease with John Hancock Mutual Life Insurance Company. Specific terms of these subleases are described below. If any of the master leases are terminated, all rights of AGY under the related subleases will also terminate.

  AGY's sublease with Owens Corning relating to the Carly lease expires on December 28, 2000. AGY, under certain circumstances, may purchase the equipment at the termination of the sublease. AGY paid Owens Corning $114,483 pursuant to such sublease during the fourth quarter of 1998.

  The initial term of AGY's sublease with Owens Corning relating to the Pitney Bowes lease ends on March 31, 2001, but may be extended by AGY for up to two additional years unless Owens Corning exercises its right to terminate the sublease. The sublease provides that, under certain circumstances, AGY will be able to purchase the vacuum treatment oven at the termination of the sublease. AGY paid Owens Corning $24,480 pursuant to such sublease during the fourth quarter of 1998.

  The initial term of AGY's sublease with Owens Corning relating to the John Hancock lease ends on March 31, 2000, but may be extended by AGY for up to two additional years unless Owens Corning exercises its right to terminate the sublease. The sublease provides that, under certain circumstances, AGY will be able to purchase the equipment at the termination of the sublease. AGY paid Owens Corning $417,988 pursuant to such sublease during the fourth quarter of 1998.

Services Agreements

  AGY and Owens Corning have entered into several agreements pursuant to which Owens Corning performs certain services for AGY that are important to the success of AGY's operations. Some of these services agreements will only continue for a short time until AGY hires and trains its own personnel, while others are intended to continue for a longer duration. These service agreements, which are described more fully below, provide for the fabrication and repair of certain equipment, engineering and technical services, sales agency agreements in Europe and certain administrative and information systems services. In addition to the services provided for AGY by Owens Corning, AGY performs certain manufacturing and distribution services for Owens Corning at the Huntingdon facility, where Owens Corning continues to have operations.

  Alloy Services Agreement. AGY and Owens Corning entered into an alloy services agreement pursuant to which Owens Corning provides, at prices to be determined annually, certain services relating to the alloying, fabrication and repair of bushings, thermocouples and glass melter parts constructed from metal alloys. AGY has agreed to use Owens Corning exclusively for such services subject to certain exceptions. Owens Corning has also agreed to manage AGY's inventory of industrial precious metals and metal alloys and, under certain conditions, to lease to AGY metal alloys for use in bushings, thermocouples and glass melter parts at prices determined according to the formula set forth in the alloy services agreement. Such agreement will terminate on December 31, 2005, unless extended or otherwise terminated. AGY paid Owens Corning $740,377 for the refurbishing of bushings during the fourth quarter of 1998.

  Support Services Agreement. AGY and Owens Corning entered into a support services agreement pursuant to which Owens Corning provides certain engineering, design and technical services to AGY at previously agreed upon prices for a five-year period. The support services agreement will be automatically extended each year for an additional one-year term until termination as set forth therein.

  Transitional Services Agreement. AGY and Owens Corning entered into a transitional services agreement pursuant to which Owens Corning provides certain corporate administrative and information systems services to AGY and AGY provides certain services to Owens Corning at mutually agreed upon prices. The provision of certain benefits administration and information system services will expire on December 31, 1999. The provision of all other services provided for in the transitional services agreement will expire on March 31, 1999, unless extended for an additional three months upon the written request of the party receiving such services.

  Manufacturing Services Agreement. AGY and Owens Corning entered into a manufacturing services agreement pursuant to which AGY provides certain manufacturing services to Owens Corning to support Owens Corning's glass mat manufacturing and distribution business in

Huntingdon. Owens Corning pays an annual fee (to be mutually agreed upon and periodically reviewed by Owens Corning and AGY) for the provision by AGY of certain manufacturing, management and ancillary services and pays additional fees in exchange for AGY's provision of other services that may be requested by Owens Corning. The manufacturing services agreement will expire on such date that Owens Corning or any of its affiliates no longer owns a 49% ownership interest in AGY, unless earlier terminated as set forth therein.

Supply Agreements

  Prior to the contribution, Owens Corning obtained the raw materials needed for the Business from its affiliates or through third party suppliers. Owens Corning and AGY have entered into supply agreements, more fully described below, which provide AGY with access to the necessary raw materials through Owens Corning's affiliated and non-affiliated suppliers. In addition, pursuant to the agreements described below, AGY purchased certain assets of the glass yarns business of several of Owens Corning's non-U.S. affiliates. AGY has also agreed to sell byproducts of one of its manufacturing processes to Owens Corning.

  Byproducts Supply Agreement. AGY and Owens Corning entered into a supply agreement pursuant to which Owens Corning will purchase the first 10 million pounds of certain byproducts of AGY's manufacturing processes called dry chopped yarn and slit hanks that are produced each year by AGY. Each year, Owens Corning will pay a fixed price per pound for the first 10 million pounds of byproducts and a higher fixed price for any additional amounts shipped by AGY. AGY is under no obligation to manufacture any specified quantity of the byproducts to supply to Owens Corning. The byproducts supply agreement will expire on December 31, 2003, after which it may be renewed for additional five-year terms, unless canceled by either party.

  Borates Supply Agreement. Prior to the contribution, Owens Corning entered into an agreement with Etibank, a supplier of borates in Turkey that is owned by the Turkish government, pursuant to which Etibank mines, processes, sells and delivers borates to Owens Corning for use in manufacturing glass yarns. AGY and Owens Corning entered into a borates supply agreement pursuant to which AGY purchases a certain quantity of borates from Owens Corning at a price equal to Owens Corning's cost to purchase, transport and process such products plus a $150,000 annual administrative charge. The borates supply agreement will terminate on December 31, 2005, after which it will automatically renew for a period equal to any renewal period in Owens Corning's supply agreement with Etibank, unless canceled by either party upon 90 days' advance notice.

  OC Belgium Agreements. AGY and N.V. Owens Corning S.A., a wholly owned subsidiary of Owens Corning ("OC Belgium"), entered into a supply agreement pursuant to which AGY purchases at previously determined prices minimum quantities of certain fiberglass yarns to be manufactured by OC Belgium at its facility in Battice, Belgium. AGY also has the option to acquire the Battice plant's fiberglass yarns manufacturing equipment upon the termination of the agreement or at the time Owens Corning no longer uses such equipment to produce fiberglass yarns. The supply agreement with OC Belgium will terminate on December 31, 2003, after which it may be renewed for additional one-year terms, unless canceled by either party. In addition, AGY has an exclusive right to terminate such agreement effective December 31, 2001 upon one year's prior notice.

  AGY and OC Belgium also entered into a purchase agreement pursuant to which AGY purchased OC Belgium's list of customers that purchase heavy glass yarns from OC Belgium, transferable contracts between OC Belgium and its customers, the finished products inventory of heavy glass yarns owned by OC Belgium that were located in its public warehouse in Antwerp, Belgium, and all of OC Belgium's accounts receivable arising exclusively out of the sale of heavy glass yarns by OC Belgium.

  OC Canada Agreements. The Canadian subsidiary of AGY and Owens-Corning Canada, Inc., a wholly owned subsidiary of Owens Corning ("OC Canada"), entered into a supply agreement pursuant to which AGY purchases at previously determined prices minimum and maximum quantities of certain fiberglass yarns to be manufactured by OC Canada at its facility in Guelph, Canada. AGY and Owens Corning intend to append to this agreement an arrangement pursuant to which AGY will purchase for distribution certain quantities of Low Tex Type 30 yarns at agreed upon prices. AGY has the option to acquire the Guelph plant fiberglass yarns manufacturing equipment upon the termination of the agreement or at the time Owens Corning no longer uses such equipment to produce fiberglass yarns. The supply agreement with OC Canada will terminate on December 31, 2001, after which it may be renewed for additional one-year terms, unless canceled by either party. In addition, AGY has the exclusive right to terminate such agreement at any time upon 90 days' prior notice.

  A wholly owned subsidiary of AGY and OC Canada entered into a purchase agreement pursuant to which such subsidiary of AGY purchased OC Canada's list of customers which purchase heavy glass yarns from OC Canada, transferable contracts between OC Canada and its customers, and all of OC Canada's accounts receivable arising exclusively out of the sale of heavy glass yarns by OC Canada.

  OC Japan Agreement. AGY and Owens Corning (Japan) Ltd., a wholly owned subsidiary of Owens Corning ("OC Japan"), entered into a purchase agreement pursuant to which AGY purchased OC Japan's list of customers which purchase glass yarns from OC Japan, transferable contracts between OC Japan and certain of its customers, all of OC Japan's accounts receivable arising exclusively out of the sale of glass yarns by OC Japan, and the finished products inventory of glass yarns owned by OC Japan that were located in its warehouses in Tokyo and Osaka, Japan.

  Rio Claro Low Tex Type 30 Agreements. AGY and Owens Corning do Brazil Ltda ("OC Brazil"), a wholly owned subsidiary of Owens Corning, intend to enter into supply agreements pursuant to which AGY will purchase for distribution certain minimum and maximum quantities of fiberglass yarns with a bare glass linear density of 300 at agreed upon prices. These yarns are to be manufactured by OC Brazil at its plant in Rio Claro, Brazil.

  Glass Marbles Supply Agreement. AGY and Owens Corning entered into a glass marbles supply agreement pursuant to which AGY purchases exclusively from Owens Corning at mutually determined prices all of AGY's requirements for glass marbles for use in its glass yarns business. Owens Corning has agreed not to supply glass marbles to any third party for use in the manufacturing of glass yarns. AGY has the option to acquire Owens Corning's glass marbles manufacturing equipment upon the termination of the agreement or at the time Owens Corning no longer uses such equipment to produce glass marbles. The glass marbles supply agreement will expire on December 31, 2005, after which it may be renewed for additional five-year terms by either party, unless terminated by AGY upon two years' prior notice. AGY paid Owens Corning $1.12 million for glass marbles during the fourth quarter of 1998.

Co-location Arrangement with BGF Industries in South Hill, Virginia

  Prior to the contribution, Owens Corning entered into a co-location arrangement with BGF Industries in South Hill, Virginia. As a result of the formation transactions, AGY has succeeded to Owens Corning's rights and obligations under the co-location arrangement. As part of the arrangement, AGY leases approximately 27,200 square feet of segregated space within BGF Industries' recently built multi-layer plant for the purpose of manufacturing fiberglass yarn for sale to BGF Industries pursuant to a 10-year renewable supply contract. AGY paid BGF Industries approximately $900,000 pursuant to such co-location arrangement in 1998. Also as part of the co-location arrangement, AGY leases from BGF Industries manpower at an hourly job rate per employee and BGF Industries provides technical, quality control and improvement and other non-managerial services to AGY at previously determined rates. The employee leasing and services contracts end upon the termination of either the premises lease or the supply contract. The parties also have agreed to certain confidentiality and disclosure obligations in connection with the co-location arrangement.

Intellectual Property

  In connection with the contribution, Owens-Corning Fiberglas Technology, Inc., a wholly owned subsidiary of Owens Corning ("OCFT"), assigned to AGY certain patents, know-how, trademarks and business information, relating to or used in AGY's business. Owens Corning has also licensed to AGY certain additional intellectual property assets and rights, mainly patents and know-how, pursuant to a patent and know-how license agreement and certain related agreements (collectively, the "Master License") among it, OCFT and AGY. The Master License grants to AGY a worldwide, paid-up and royalty-free license to make, have made, use, sell, import and offer to sell glass fiber specialty products. The license is exclusive for the duration of the non-compete agreement between Owens Corning and AGY with respect to certain products and non-exclusive with respect to others, and AGY has sublicensing rights subject to certain exceptions, restrictions and limitations. The patent license included in the Master License is for the life of the patent, while the know-how license is perpetual. The patent and know-how licenses are terminable only upon the occurrence of certain events. The Master License also includes a grant-back license by AGY to Owens Corning, under the patents owned by AGY, for the manufacture, import and sale of certain yarn products. This grant-back license does not include those products which Owens Corning is prohibited from selling for the duration of the non-compete agreement. The Master License further provides that Owens Corning has agreed to render to AGY, upon request and on terms to be agreed upon, certain services relating to AGY's manufacture of glass yarn products.

                               SECURITY OWNERSHIP

  The following table sets forth certain information regarding each person or entity that beneficially owns more than a 5% ownership interest in AGY. Each indicated entity has sole voting and investment power with respect to its respective ownership interest.

Name of Beneficial Owner                                      Ownership Interest
------------------------                                      ------------------
Porcher Industries, S.A.(/1/)................................         51%
Owens Corning(/2/)...........................................         49

--------
(1) Address is c/o BGF Industries, Inc., 3802 Robert Porcher Way, Greensboro, North Carolina 27510. Porcher Industries owns 100% of the outstanding capital stock of Glass Holdings Corp., which owns 100% of the outstanding capital stock of AGY Holdings, Inc., which is the record holder of a 51% ownership interest in AGY.
(2) Address is One Owens Corning Parkway, Toledo, Ohio 43659-0001. Owens Corning owns 100% of the outstanding capital stock of Jefferson Holdings, Inc., which is the record holder of a 49% ownership interest in AGY.

                       DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

  In connection with the formation transactions, AGY entered into the senior credit facility with certain lenders pursuant to which the lenders committed to lend to AGY up to $315.0 million, such amount to be allocated among:

  . a six-year revolving credit facility in an aggregate principal amount of up to $75.0 million (the "Revolver");

  . a six-year term loan in an aggregate principal amount of $115.0 million
    ("Term Loan A"); and

  . a seven-year term loan in an aggregate principal amount of $125.0 million
    ("Term Loan B," and together with Term Loan A, the "Term Loans").

First Union National Bank serves as agent under the senior credit facility.

  Repayment. Commitments under the Revolver will be reduced prior to maturity on September 30, 2004, if, subject to certain limitations, (i) certain non-ordinary course asset dispositions occur, (ii) AGY or any Credit Facility Guarantor (as defined below) issues certain debt or equity securities or (iii) AGY or any Credit Facility Guarantor receives certain insurance proceeds. The Term Loans will be amortized on a quarterly basis commencing December 31, 1998 based on the following schedule:

                        Twelve Months
                           Ending
                        September 30,                  Term Loan A  Term Loan B
                        -------------                  ------------ ------------
       1999........................................... $ 11,500,000 $  1,250,000
       2000...........................................   17,250,000    1,250,000
       2001...........................................   17,250,000    1,250,000
       2002...........................................   23,000,000    1,250,000
       2003...........................................   23,000,000    1,250,000
       2004...........................................   23,000,000    1,250,000
       2005...........................................            0  117,500,000
                                                       ------------ ------------
                                                       $115,000,000 $125,000,000
                                                       ============ ============

  The Term Loans will also, in certain circumstances, be prepaid with an amount, subject to certain restrictions, equal to the excess cash flow of AGY.

  Security; Guaranty. The senior credit facility is secured by a first priority lien on substantially all of the properties and assets of AGY and its respective domestic subsidiaries, now owned or acquired thereafter and a pledge of Porcher Industries' membership interest in AGY. The senior credit facility is guaranteed by AGY Capital Corp. and will be guaranteed by all of AGY's future domestic subsidiaries (the "Credit Facility Guarantors").

  Interest. At AGY's option, the interest rates per annum applicable to the Revolver, Term Loan A and Term Loan B are fluctuating rates of interest measured by reference either to: (i) LIBOR plus a borrowing margin or (ii) First Union National Bank's base rate, which is the greater of the published prime rate of First Union National Bank or the overnight federal funds rate plus 0.5% (the "ABR") plus a borrowing margin. The applicable borrowing margin for the Revolver and Term Loan A ranges from 1.75% to 3.0% for LIBOR based borrowings and 0.5% to 1.75% for ABR based borrowings. The applicable borrowing margin for Term Loan B ranges from 3.50% to 3.75% for LIBOR based borrowings and 2.25% to 2.5% for ABR based borrowings. AGY has entered into interest rate hedging agreements which effectively fix the rates of interest on Term Loan A and Term Loan B at 4.92% and 5.04% per annum, respectively, plus the applicable borrowing margin.

  Covenants. The senior credit facility contains covenants restricting AGY and its subsidiaries with respect to the following:

  . the incurrence of debt (including guarantees);

  . the creation of liens;

  . substantially changing the nature of AGY's or its subsidiaries' businesses;

  . the consummation of certain transactions such as dispositions of substantial assets, mergers, acquisitions, reorganizations and recapitalizations;

  . the making of certain investments and loans, non-ordinary course asset sales and capital expenditures;

  . the making of dividends and other distributions; transactions with affiliates; and

  . AGY's ability to prepay certain debt.

  The senior credit facility also requires AGY to comply with certain financial tests and maintain certain financial ratios. Certain of these financial tests and ratios include:

  . maintaining a maximum leverage ratio;

  . maintaining a minimum consolidated net worth;

  . maintaining a minimum interest coverage ratio; and

  . maintaining a minimum fixed charge coverage ratio.

  The senior credit facility also contains customary events of default. An event of default under the senior credit facility will allow the lenders thereunder to accelerate or, in certain cases, will automatically cause the acceleration of, the maturity of the debt under the senior credit facility and will restrict the ability of AGY and the Note Guarantors (as defined herein) to meet their obligations to the holders of the notes.

Keep-Well Agreement

  In connection with the formation transactions, on September 30, 1998, Owens Corning agreed to enter into a keep-well agreement with AGY. Until January 14, 2002, if AGY does not have the liquidity necessary to pay interest on the notes or on the senior credit facility when due, Owens Corning will loan AGY an amount equal to the aggregate deficiency. The proceeds of any loan shall first be applied to interest due on the notes and then, subject to certain limitations, to interest due on the senior credit facility. As of September 30, 1998, the obligation of Owens Corning to make loans to AGY under the keep-well agreement was limited to a maximum aggregate amount of $65.0 million, and a maximum annual amount of $20.0 million; provided, however, that the annual amount will be reduced by $10.0 million after each interest payment date with respect to the notes. Any loans made to AGY pursuant to the keep-well agreement will be subordinate to the notes and any amounts outstanding under the senior credit facility. If AGY were to file for bankruptcy protection, the keep-well agreement would probably cease to be enforceable.

                         DESCRIPTION OF EXCHANGE NOTES

  The exchange notes will be issued under the indenture, dated as of the Issue Date, between the Issuers, as joint and several obligors, and The Bank of New York, as trustee. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the indenture, including the definitions of certain terms therein and those terms made a part of the indenture by reference to the TIA as in effect on the date of the indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions." References in this "Description of Exchange Notes" section to "AGY" mean only Advanced Glassfiber Yarns LLC (or any successor or assign thereof that has become such in accordance with the terms of the indenture) and not any existing or future Subsidiaries that Advanced Glassfiber Yarns LLC may have in the future; references to the "Issuers" mean Advanced Glassfiber Yarns LLC and Capital, but not any existing or future Subsidiaries that either Advanced Glassfiber Yarns LLC or Capital may have in the future and references to "Capital" mean AGY Capital Corp.

  The exchange notes will be issued solely in exchange for an equal principal amount of old notes pursuant to the exchange offer. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes except that: (i) the exchange notes will have been registered under the Securities Act and (ii) the registration rights and contingent liquidated damages provisions applicable to the old notes are not applicable to the exchange notes.

  The exchange notes will be unsecured senior subordinated obligations of the Issuers. The exchange notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior subordinated basis by all future direct and indirect Restricted Subsidiaries other than Capital and Foreign Subsidiaries of AGY (each such guarantee is referred to as a "Note Guarantee" and such guarantees are collectively referred to as the "Note Guarantees;" each Subsidiary that provides a Note Guarantee is referred to as a "Note Guarantor" and such Subsidiaries are collectively referred to as the "Note Guarantors"). As of the date hereof, AGY has one Foreign Subsidiary, which will be a Restricted Subsidiary. Capital will also be a Restricted Subsidiary.

  Initially, the trustee will act as paying agent and registrar for the exchange notes. AGY may change any paying agent and registrar without notice to holders of the exchange notes. Holders must surrender exchange notes to a paying agent to collect principal payments and premium, if any. Principal, premium, if any, and interest on the exchange notes will be paid by check mailed to the registered holders at their registered addresses; provided, however, that all payments with respect to exchange notes the holders of which have given wire transfer instructions to the Issuers will be made by wire transfer of immediately available funds to the accounts specified by the holders thereof.

Principal, Maturity and Interest

  The exchange notes will mature on January 15, 2009. Interest on the exchange notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in arrears on each January 15 and July 15, commencing on July 15, 1999, to the persons who are registered holders at the close of business on the January 1 and July 1, respectively, immediately preceding the applicable interest payment date. Interest on the exchange notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

Additional Notes

  Subject to the limitations set forth under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness," the Issuers may Incur additional Indebtedness which, at their option, may consist of additional notes, in one or more series, having identical terms as old notes or exchange notes (the "Additional Notes"). Holders of such Additional Notes will have the right to vote together with holders of the old notes and the exchange notes as one class. No offering of any such Additional Notes is being or shall be deemed to be made by this prospectus. In addition, there can be no assurance as to when or whether the Issuers will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes.

Ranking

  The exchange notes will rank junior to, and be subordinated in right of payment to, all existing and future Senior Indebtedness of the Issuers, pari passu in right of payment with all Senior Subordinated Indebtedness of the Issuers and senior in right of payment to all Subordinated Indebtedness of the Issuers. At September 30, 1998, after giving effect to the offering of the old notes, the Issuers would have had approximately $262.1 million of Senior Indebtedness outstanding (exclusive of unused commitments). All debt Incurred under the senior credit facility is Senior Indebtedness of AGY, is guaranteed by all Note Guarantors on a senior basis and is secured by substantially all of the assets of AGY.

Note Guarantees

  In the event that any Person shall become a Restricted Subsidiary (other than Foreign Subsidiaries but including, without limitation, upon a Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary), AGY will cause such Restricted Subsidiary to execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Restricted Subsidiary shall become a party to the indenture and thereby unconditionally guarantee all of the Issuers' Obligations under the exchange notes and the indenture on the terms set forth therein. Thereafter, such Restricted Subsidiary shall (unless released in accordance with the terms of the indenture) be a Note Guarantor for all purposes of the indenture.

  Each Note Guarantor will irrevocably and unconditionally guarantee, jointly and severally, on an unsecured senior subordinated basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the indenture and the exchange notes, whether for principal of, premium, if any, or interest on the exchange notes, expenses, indemnification or otherwise (all such obligations guaranteed by a Note Guarantor being herein called the "Guaranteed Obligations"). Each Note Guarantor will agree to pay, on a senior subordinated basis and in addition to the amounts stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the trustee or the holders in enforcing any rights under such Note Guarantor's Note Guarantee.

  The Guaranteed Obligations will rank junior to, and be subordinated in right of payment to, all existing and future Senior Indebtedness of the Note Guarantors, pari passu in right of payment with all Senior Subordinated Indebtedness of the Note Guarantors and senior in right of payment to all Subordinated Indebtedness of the Note Guarantors. All debt Incurred under the senior credit facility will be guaranteed by each Note Guarantor on a senior basis and will be secured by substantially all of the assets of each Note Guarantor.

  The Guaranteed Obligations of each Note Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Note Guarantor (including, without limitation, any guarantees under the senior credit facility and any Senior Indebtedness Incurred after the Issue Date) and after giving effect to any collections from or payments made by or on behalf of any other Note Guarantor in respect of the Guaranteed Obligations of such other Note Guarantor under its Note Guarantee or pursuant to its contribution obligations under the indenture, result in the Guaranteed Obligations of such Note Guarantor not constituting a fraudulent conveyance or fraudulent transfer under federal, state or other applicable law. Each Note Guarantor that makes a payment or distribution under a Note Guarantee will be entitled to a contribution from each other Note Guarantor in a pro rata amount, based on the net assets of each Note Guarantor determined in accordance with GAAP. For further information, you should review the section "Risk Factors" under the heading "Issuance of the Old Notes and any Note Guarantee May be Subject to Fraudulent Conveyance Laws."

  In the event (i) there is a Legal Defeasance of the exchange notes as described under "--Legal Defeasance and Covenant Defeasance," (ii) there is a sale or other disposition of all or substantially all of the assets of any Note Guarantor, (iii) there is a sale or other disposition of all of the Capital Stock of any Note Guarantor or (iv) a Note Guarantor is designated as an Unrestricted Subsidiary as described under "--Certain Covenants--Designation of Unrestricted Subsidiaries," such Note Guarantor will be released and relieved of its obligations under its Note Guarantee; provided, however, in the case of clauses (ii) or (iii), that such transaction is carried out pursuant to and in accordance with "--Certain Covenants--Limitation on Asset Sales" and, if applicable, "--Certain Covenants--Merger, Consolidation and Sale of Assets."

Subordination of the Exchange Notes and the Note Guarantees

  The payment of the principal of, premium, if any, and interest on the exchange notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash of all existing and future Obligations of the Issuers in respect of Senior Indebtedness of the Issuers, whether outstanding on the Issue Date or thereafter Incurred. In addition, the payment of the Guaranteed Obligations of each future Note Guarantor, if any, under its Note Guarantee will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of such Note Guarantor to substantially the same extent as the exchange notes are subordinated to all existing and future Obligations of the Issuers in respect of Senior Indebtedness of the Issuers. As a result, the exchange notes will be effectively subordinated to all Senior Indebtedness of any Note Guarantor and to all debt of any other Subsidiaries that AGY may have in the future. Notwithstanding anything to the contrary contained herein, any payment made by Owens Corning under the Keep-Well Agreement shall not be subject to the provisions of this paragraph.

  Upon any payment or distribution of the assets of the Issuers or a Note Guarantor upon a total or partial liquidation, dissolution or reorganization of, or similar proceeding relating to, the Issuers or their property or a Note Guarantor or its property, the holders of Senior Indebtedness of the Issuers or such Note Guarantor will be entitled to receive payment in full of all Obligations due in respect of such Senior Indebtedness before the holders are entitled to receive any payment, and until all Obligations due in respect of the Senior Indebtedness is paid in full in cash, any payment or distribution to which holders would be entitled but for the subordination provisions of the indenture will be made to holders of such Senior Indebtedness of the Issuers or such Note Guarantor as their interests may appear. If a distribution is made to holders that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness of the Issuers or such Note Guarantor and pay it over to them as their interests may appear.

  Notwithstanding anything herein to the contrary, neither the Issuers nor any Note Guarantor may pay principal of, premium, if any, or interest on the exchange notes or make any deposit pursuant to the provisions described under "--Legal Defeasance and Covenant Defeasance" below or repurchase, redeem or otherwise retire any exchange notes (collectively, "pay the exchange notes") if
(i) any Designated Senior Indebtedness is not paid when due or (ii) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. However, the Issuers and any Note Guarantor may pay the exchange notes without regard to the foregoing if the Issuers and such Note Guarantor and the trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, neither AGY nor any Note Guarantors may pay the exchange notes for a period (a "Payment Blockage Period") commencing upon the receipt by the trustee (with a copy to the Issuers and each Note Guarantor) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the trustee, the Note Guarantors and the Issuers from the Person or Persons who gave such Blockage Notice, (ii) because the Representative of the holders of such Designated Senior Indebtedness has notified the trustee that the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full in cash). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the first sentence of this paragraph), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Issuers and any Note Guarantors may resume payments on the exchange notes after the end of such Payment Blockage Period. The exchange notes and any Note Guarantees shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

  If payment of the exchange notes is accelerated because of an Event of Default, the Issuers or the trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration.

  By reason of the subordination provisions contained in the indenture, in the event of an insolvency, bankruptcy, reorganization, or liquidation of the Issuers, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by AGY of any exchange notes or in the event that any Note Guarantors are required to make payments under their Note Guarantees, there may not be sufficient assets remaining to satisfy the claims of the holders after satisfying the claims of creditors of the Issuers and such Note Guarantors who are holders of Senior Indebtedness and claims of creditors of the Issuers' other Subsidiaries. For more information, you should review the section "Risk Factors" under the heading "Your Exchange Notes Will Be Subordinate to Our Senior Debt."

  The terms of the subordination provisions described above will not apply to any payment or distribution of Permitted Junior Securities or to payment from money or the proceeds of U.S. government obligations held in trust by the trustee for the payment of principal of, premium, if any, and interest on the exchange notes pursuant to the provisions described under "--Legal Defeasance and Covenant Defeasance."

Redemption

  Optional Redemption. The exchange notes will be redeemable, at the Issuers' option, in whole at any time or in part from time to time, on and after January 15, 2004, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on January 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to such date of redemption):

      Year                                                            Percentage
      ----                                                            ----------
      2004...........................................................  105.063%
      2005...........................................................  103.375%
      2006...........................................................  101.688%
      2007 and thereafter............................................  100.000%

  Optional Redemption upon Public Equity Offerings. In addition, at any time, or from time to time, on or prior to January 15, 2002 the Issuers may, at their option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem in the aggregate up to 35% of the aggregate principal amount of the exchange notes originally issued at a redemption price equal to 110.125% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption (subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to such date of redemption); provided, however, that after giving effect to any such redemption at least 65% of the aggregate principal amount of the exchange notes originally issued remains outstanding. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Issuers shall make such redemption not more than 60 days after the consummation of such Public Equity Offering.

  As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of AGY or Capital pursuant to a registration statement filed with the Commission in accordance with the Securities Act, or any successor statute.

  In the event that less than all of the exchange notes are to be redeemed at any time, selection of such exchange notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which such exchange notes are listed or, if such exchange notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate; provided, however, that no exchange notes of a principal amount of $1,000 or less shall be redeemed in part and exchange notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only; and provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the exchange notes or portions thereof for redemption shall, subject to the preceding proviso, be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC or a successor depositary), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address. If any exchange note is to be redeemed in part only, the notice of redemption that relates to such exchange note shall state the portion of the principal amount thereof to be redeemed. A new exchange note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original exchange note. On and after the redemption date, interest will cease to accrue on exchange notes or portions thereof called for redemption as long as the Issuers have deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Change of Control

  The indenture provides that, upon the occurrence of a Change of Control, each holder will have the right to require that the Issuers purchase all or a portion (in integral multiples of $1,000) of such holder's notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to such date of purchase). Within 30 days following the date upon which the Change of Control occurred, AGY must send, by first-class mail, a notice to each holder, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  The senior credit facility contains, and future Senior Indebtedness of the Issuers may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the notes would cause a default under the senior credit facility and could cause a default under such other Senior Indebtedness even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. If a Change of Control Offer is made, there can be no assurance that the Issuers will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event the Issuers are required to purchase outstanding notes pursuant to a Change of Control Offer, the Issuers expect that they would seek third-party financing to the extent they do not have available funds to meet their purchase obligations and any other obligations in respect of Senior Indebtedness. However, there can be no assurance that the Issuers would be able to obtain such financing.

  The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the indenture, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the indenture by virtue thereof.

Certain Covenants

  The indenture contains, among others, the following covenants:

  Limitation on Incurrence of Additional Indebtedness. (a) AGY will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness; provided, however, that AGY and any Note Guarantor may Incur Indebtedness if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio is greater than 2.0 to 1.0.

  (b) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

  Limitation on Restricted Payments. AGY will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of AGY or in warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of AGY or dividends or distributions payable to AGY or a Restricted Subsidiary and pro rata dividends or distributions to AGY and/or its Restricted Subsidiaries and to minority holders of Capital Stock of Restricted Subsidiaries) on or in respect of shares of Capital Stock of AGY or any Restricted Subsidiary to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value (other than any such purchase, redemption, acquisition or retirement that constitutes a Permitted Investment) any Capital Stock of AGY or any Restricted Subsidiary or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than any such Capital Stock, warrants, rights or options owned by AGY or any Restricted Subsidiary),
(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness, or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in (but not excluded from) clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) AGY is not able to Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "--Limitation on Incurrence of Additional Indebtedness" or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property) shall exceed the sum of: (A) 50% of cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) accrued during the period (treated as one accounting period) beginning on the first day of the fiscal quarter beginning on

January 1, 1999 to the end of the most recent fiscal quarter for which consolidated financial information of AGY is available; plus (B) 100% of the aggregate net cash proceeds received by AGY from any Person (other than a Restricted Subsidiary of AGY) from any capital contribution to AGY or issuance and sale (other than to a Restricted Subsidiary) of Qualified Capital Stock of AGY subsequent to the Issue Date or any warrants, rights or options to purchase or acquire shares of Capital Stock of AGY or from the issuance and sale (other than to a Restricted Subsidiary) subsequent to the Issue Date of any Indebtedness of AGY or any Restricted Subsidiary that has been converted into or exchanged for Qualified Capital Stock of AGY (excluding any net cash proceeds applied in accordance with the following paragraph); plus (C) without duplication of any amounts included in clause (A) above or clause (D) below), in the case of the disposition or repayment of, or the receipt by AGY or any Restricted Subsidiary of any dividends or distributions from, any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the amount of such Investment and the amount received by AGY or any Restricted Subsidiary upon such disposition, repayment, dividend or distribution; plus (D) without duplication of any amounts included in clause
(C) above, in the event AGY or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to AGY's or any Restricted Subsidiary's existing Investment in such Person that was previously treated as a Restricted Payment; plus (E) so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with "--Designation of Unrestricted Subsidiaries," an amount equal to AGY's Investment in such Unrestricted Subsidiary (provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation; plus (F) $5.0 million; provided; that the amount of Restricted Payments permitted by this clause (F) will not be reduced by any negative amount that occurs under clause (A) or clause (H); minus (G) the Designation Amount (measured as of the date of Designation) with respect to any Subsidiary of AGY which has been designated as an Unrestricted Subsidiary after the Issue Date in accordance with "--Designation of Unrestricted Subsidiaries"; and minus (H) 50% of the distributions made pursuant to clause (5) of the succeeding paragraph.

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of AGY or any warrants, rights or options to purchase or acquire shares of Capital Stock of AGY, (i) in exchange for shares of Qualified Capital Stock of AGY or any warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of AGY or (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of AGY) of shares of Qualified Capital Stock of AGY or any warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of AGY; provided, however, that the value of any such Qualified Capital Stock or warrants, rights and options issued in exchange for such acquired capital stock, warrants, rights or options and any such net cash proceeds shall be excluded from clause (iii)(B) of the preceding paragraph (and were not included therein at any time); (3) if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness (i) in exchange for shares of Capital Stock of AGY or any warrants, rights or options to purchase or acquire shares of Capital Stock of AGY; provided, however, that if such Capital Stock is, or such warrants, rights or options to purchase such Capital Stock are convertible into or exchangeable at the option of the holder thereof for, Disqualified Capital Stock, then such Disqualified Capital Stock shall not (A) by its terms, or upon the happening of any event, mature or be mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or be redeemable at the option of the holder thereof, in any case, on or prior to the final maturity of the Indebtedness permitted to be prepaid, purchased, defeased, redeemed or acquired pursuant to this clause (3) and (B) have a Weighted Average Life to Maturity less than the Indebtedness permitted to be prepaid, purchased, defeased, redeemed or acquired pursuant to this clause (3) or (ii) in exchange for Refinancing Indebtedness or through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of AGY) of (A) shares of Qualified Capital Stock of AGY or any warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of AGY or
(B) Refinancing Indebtedness; and provided, further, that the value of such Capital Stock or warrants, rights or options issued in exchange for such Subordinated Indebtedness and any such net cash proceeds shall be excluded from clause (iii)(B) of the preceding paragraph (and were not included therein at any time); (4) the making of loans or advances to officers and directors of AGY or any Restricted Subsidiary entered into in the ordinary course of business in an amount not to exceed $1.0 million at any one time outstanding; (5) (a) the making of distributions in cash to JH and AGY Holdings within 75 days after the end of each taxable year of AGY in an amount equal to the greater of (i) the product of (A) the sum of (x) the maximum federal corporate income tax rate in effect during such taxable year and (y) six percent and (B) the sum of the items of ordinary income and expense and net capital gain allocated to JH or AGY Holdings, as the case may be, for such taxable year (taking into account any special allocations resulting from adjustments under section 743 of the
Code) and (ii) actual income taxes then being assessed against JH or AGY Holdings on items of ordinary income and expense and net capital gain allocated to JH or AGY Holdings so long as, in each case, immediately both before and after giving effect to such payments no Event of Default shall then exist; (b) the making of distributions to JH with respect to the purchase price under the LLC Sale and Purchase Agreement for net asset value not to exceed $2.5 million and (6) the repurchase, redemption or other acquisition or retirement for value of (i) any Capital Stock of AGY held by any member of AGY's management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the indenture or entered into thereafter with members of the management of any Person acquired after the Issue Date in connection with the acquisition of such Person or (ii) Capital Stock of AGY held by employees, former employees, directors or former directors pursuant to the terms of agreements (including employment agreements) approved by the Board of Directors; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock set forth in clauses
(i) and (ii) shall not exceed $750,000 in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after any such transaction. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) (without duplication for the declaration of the relevant dividend) and (4) shall be included in such calculation and amounts expended pursuant to clauses
(2), (3), (5) and (6) shall not be included in such calculation.

  Limitation on Asset Sales. AGY will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) AGY or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of and (ii) at least 75% of the consideration received for the assets sold by AGY or the Restricted Subsidiary, as the case may be, in such Asset

Sale shall be in the form of (A) cash or Cash Equivalents or (B) (1) long-term assets (including intellectual property associated with the use of such long-term assets) to be used by AGY or any Restricted Subsidiary in a Permitted Business or (2) Capital Stock of a Restricted Subsidiary or a Person engaged primarily in a Permitted Business that will become, upon such purchase, a Restricted Subsidiary (collectively, "Replacement Assets"), provided that any securities, notes or other obligations received by AGY or a Restricted Subsidiary from such transfers that are converted within 90 days of receipt thereof by AGY or such Restricted Subsidiary into cash or Cash Equivalents (to the extent so received), shall be deemed to be cash or Cash Equivalents for purposes of this provision. The amount of any Indebtedness of AGY or such Restricted Subsidiary (other than Subordinated Indebtedness) that is actually assumed by the transferee in such Asset Sale and from which AGY or such Restricted Subsidiary is fully and unconditionally released shall be deemed to be cash for purposes of determining the percentage of cash consideration received by AGY or such Restricted Subsidiary. AGY or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds of any such Asset Sale within 270 days of such Asset Sale to (x) repay any Senior Indebtedness and permanently reduce the commitments, if any, with respect thereto, (y) to purchase from a Person other than AGY and its Restricted Subsidiaries Replacement Assets or (z) any combination of (x) and (y); provided, however, that if AGY or a Restricted Subsidiary makes an investment in Replacement Assets not earlier than 90 days prior to such Asset Sale (or the execution by AGY or a Restricted Subsidiary of a binding commitment to consummate such Asset Sale, which commitment is not subject to any conditions precedent other than obtaining necessary financing and the closing in respect of the Asset Sale that is the subject of such binding commitment occurs within 90 days of the date such commitment is executed), then such investment shall satisfy, to the extent of the amount of such investment, the requirements of clause (y) above.

  To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within 270 days of such Asset Sale as described in clause (x), (y) or (z) of the immediately preceding paragraph (the "Net Proceeds Offer Trigger Date"), the Issuers will make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 20 business days following the date on which such offer is made (or such longer period as may be required by law) nor more than 60 days following such Net Proceeds Offer Trigger Date, from all holders on a pro rata basis (and on a pro rata basis with the holders of any other Senior Subordinated Indebtedness with similar provisions requiring the Issuers to offer to purchase such Senior Subordinated Indebtedness with the proceeds of Asset Sales), that principal amount of notes and such other Indebtedness equal to such unapplied Net Cash Proceeds at a price, in the case of the notes, equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of purchase). Notwithstanding the forgoing, the Issuers may defer the Net Proceeds Offer until there is an aggregate amount of unapplied Net Cash Proceeds equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

  Each Net Proceeds Offer will be mailed to the record holders as shown on the register of holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the trustee, and shall comply with the procedures set forth in the indenture. Upon receiving notice of the Net Proceeds Offer, holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders of notes and holders of other Senior Subordinated

Indebtedness, if any, which are or is the subject of a Net Proceeds Offer properly tender notes or such other Senior Subordinated Indebtedness in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, notes of tendering holders and such other Senior Subordinated Indebtedness of tendering holders will be purchased on a pro rata basis (based on amounts tendered).

  The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the indenture, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the "Asset Sale" provisions of the indenture by virtue thereof.

  Upon completion of a Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of notes and other Senior Subordinated Indebtedness tendered pursuant to a Net Proceeds Offer is less than the aggregate amount of unapplied Net Cash Proceeds, the Issuers may use any remaining Net Cash Proceeds for general corporate purposes.

  In the event of the transfer of substantially all (but not all) of the property and assets of AGY and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the Surviving Entity shall be deemed to have sold the properties and assets of AGY and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such properties and assets of AGY or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant. If at any time any non-cash consideration received by AGY or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. AGY will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of its Capital Stock to AGY or any other Restricted Subsidiary or pay any Indebtedness owed to AGY or any other Restricted Subsidiary; (b) make loans or advances to, or guarantee any Indebtedness or other obligations of, or make any Investment in, AGY or any other Restricted Subsidiary; or (c) transfer any of its property or assets to AGY or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the indenture; (3) the senior credit facility as in effect on the Issue Date, and any amendments or restatements thereof; provided, however, that any such amendment or restatement is not materially more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date; (4) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Purchase Money Indebtedness of such Restricted Subsidiary; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (6) restrictions with respect to a Restricted Subsidiary of AGY imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Subsidiary; provided however, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary which are being sold; (7) customary restrictions imposed on the transfer of copyrighted or patented materials; (8) secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "--Limitation on the Incurrence of Additional Indebtedness" and "--Limitation on Liens," which encumbrance or restriction is not applicable to any property or assets other than the property or assets subject to the Lien securing such Indebtedness; (9) restrictions with respect to a Restricted Subsidiary that is a Foreign Subsidiary contained in any instrument governing Indebtedness of any such Restricted Subsidiary permitted pursuant to clause (xiv) of the definition of Permitted Indebtedness; or (10) an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (3), (5) or (8) above; provided, however, that such refinancing agreement is not materially more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (3), (5) or (8), as determined by the Board of Directors in their reasonable good faith judgment.

  Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. AGY will not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and will not cause or permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock, except (i) to AGY or a Wholly Owned Restricted Subsidiary; (ii) the sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by AGY or any Restricted Subsidiary effected in accordance with the covenants described under "--Limitation on Asset Sales" and "--Merger, Consolidation and Sale of Assets;" (iii) in the case of Restricted Subsidiaries other than Wholly Owned Restricted Subsidiaries, issuance of Capital Stock on a pro rata basis to AGY and its Restricted Subsidiaries and minority shareholders of such Restricted Subsidiary (or on less than a pro rata basis to any such minority holder if such minority holder does not acquire its pro rata amount); (iv) the sale of Capital Stock of a Restricted Subsidiary or issuance by a Restricted Subsidiary of Capital Stock if following such sale or issuance, (x) such Restricted Subsidiary is no longer a Subsidiary, (y) AGY's continuing Investment in such former Restricted Subsidiary is in compliance with "--Limitation on Restricted Payments" and (z) any sale of Capital Stock by AGY or such Restricted Subsidiary is made in compliance with the covenant described under "--Limitation on Asset Sales;" provided, that, notwithstanding the foregoing, Capital shall, at all times prior to the reorganization of AGY as a corporation, remain a Wholly Owned Restricted Subsidiary of AGY.

  Designation of Unrestricted Subsidiaries. AGY may designate any Subsidiary of AGY (other than Capital) as an "Unrestricted Subsidiary" under the indenture (a "Designation") only if:

    (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation:

    (ii) at the time of and after giving effect to such Designation, the Issuers could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness;" and

    (iii) the Issuers would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation and treating such Designation as an Investment at such time) pursuant to the first paragraph of "--Limitation on Restricted Payments" in an amount (the "Designation Amount") equal to the amount of AGY's Investment in such Subsidiary on such date.

  Neither AGY nor any Restricted Subsidiary shall at any time (x) provide credit support for, subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) unless such credit support or guarantee constitutes an Investment permitted pursuant to the covenant described under "--Limitation on Restricted Payments," (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by AGY or any Restricted Subsidiary of the Capital Stock of any Unrestricted Subsidiary. For purposes of the foregoing, the Designation of a Subsidiary of AGY as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary.

  AGY may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") only if:

    (i) No Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

    (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the indenture.

  All Designations and Revocations must be evidenced by resolutions of the Board of Directors of AGY, delivered to the trustee certifying compliance with the foregoing provisions.

  Limitation on Layered Indebtedness. AGY shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness, unless such Indebtedness is subordinate in right of payment to, or ranks pari passu with, the notes or, in the case of Restricted Subsidiaries that are Note Guarantors, such Indebtedness is subordinate in right of payment to, or ranks pari passu with, the Note Guarantees of such Note Guarantors.

  No Note Guarantor will, directly or indirectly, Guarantee any Indebtedness of the Issuers that is subordinate in right of payment to any other Indebtedness of the Issuers unless such Guarantee is subordinate in right of payment to, or ranks pari passu with, the Note Guarantee of such Note Guarantor.

  Limitation on Liens. AGY will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Liens of any kind against or upon any of their respective properties or assets, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, to secure any Indebtedness unless contemporaneously therewith effective provision is made, (i) in the case of the Issuers to secure the notes and all other amounts due under the indenture, and (ii) in the case of a Note Guarantor, to secure such Note Guarantor's Note Guarantee and all other amounts due under the indenture, in each case, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the notes or such Note Guarantee, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien, except for (A) Liens securing Senior Indebtedness (including, without limitation, Indebtedness Incurred under the senior credit facility) and (B) Permitted Liens.

  Merger, Consolidation and Sale of Assets. Neither of the Issuers will, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not AGY is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of AGY's and its Restricted Subsidiaries' properties and assets (determined on a consolidated basis for AGY and its Restricted Subsidiaries) to any Person unless:

    (i) either (1) AGY shall be the surviving or continuing entity or (2) the Person (if other than AGY) formed by such consolidation or into which AGY is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of AGY and of AGY's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the trustee), executed and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance and observance of every covenant of the notes and the indenture and the Registration Rights Agreement (defined herein) on the part of AGY to be performed or observed;

    (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred in connection with or in respect of such transaction), (A) AGY or such Surviving Entity, as the case may be, shall be able to Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness" or (B) the Consolidated Fixed Charge Coverage Ratio for AGY or such Surviving Entity, as the case may be, would be greater than the Consolidated Fixed Charge Coverage Ratio for AGY immediately prior to such transaction;

    (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing;

    (iv) each Note Guarantor (including Persons which become Note Guarantors as a result of the transaction) shall have confirmed by supplemental indenture that its Note Guarantee shall apply for such Person's Obligations in respect of the indenture and the notes; and

    (v) AGY or the Surviving Entity shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of AGY, the Capital Stock of which constitutes all or substantially all of the properties and assets of AGY, shall be deemed to be the transfer of all or substantially all of the properties and assets of AGY.

  The provisions of clause (ii) above shall not apply to (x) any transfer of the properties or assets of a Restricted Subsidiary of AGY to AGY or to a Restricted Subsidiary, (y) any merger of a Restricted Subsidiary into AGY or
(z) any merger of AGY into a Restricted Subsidiary.

  The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the properties and assets of AGY and its Restricted Subsidiaries in accordance with the foregoing, in which AGY is not the continuing corporation, the successor Person formed by such consolidation or into which AGY is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, AGY under the indenture and the notes with the same effect as if such surviving entity had been named as such.

  Each Note Guarantor (other than any Note Guarantor whose Note Guarantee is to be released in accordance with the terms described under "Note Guarantees" will not, and AGY will not cause or permit any Note Guarantor to, consolidate with or merge into any Person that is not a Note Guarantor unless such Person (if such Person is the surviving entity) assumes by supplemental indenture all of the obligations of such Note Guarantor in respect of its Note Guarantee.

  Limitations on Transactions with Affiliates. (a) AGY will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), unless: (i) the terms of such Affiliate Transaction are no less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of AGY; (ii) in the event that such Affiliate Transaction (other than a JV Contract) involves aggregate payments, or transfers of property or services with a Fair Market Value in excess of $5.0 million during any twelve-month period, the terms of such Affiliate Transaction shall be approved by a majority of the members of the Board of Directors of AGY (including a majority of the disinterested members thereof), such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions, (iii) in the event that such Affiliate Transaction constitutes a JV Contract which involves aggregate payments or transfers of property or services with a Fair Market Value in excess of $5.0 million during any twelve month period, the terms of which shall be approved by a majority of the disinterested members of the Board of Directors of AGY, such approval to be evidenced by a Board Resolution stating that such members of the Board of Directors

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

have determined that such transaction complies with the foregoing provisions and (iv) in the event that such Affiliate Transaction (other than a JV Contract) involves aggregate payments, or transfer of property or services with a Fair Market Value, in excess of $10.0 million during any twelve month period, AGY shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to AGY and the relevant Restricted Subsidiary (if any) from a financial point of view from an Independent Financial Advisor and file the same with the trustee. For purposes hereof, the members of the Board of Directors representing the LLC Member which is not a party to such Affiliate Transaction shall be deemed to be disinterested directors.

  (b) Notwithstanding the foregoing, the restrictions set forth in paragraph
(a) shall not apply to (i) transactions with or among AGY and any Restricted Subsidiary or between or among Restricted Subsidiaries; (ii) reasonable fees and compensation paid to, and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of AGY or any Restricted Subsidiary as determined in good faith by AGY's Board of Directors; (iii) any transactions undertaken pursuant to any contractual obligations or rights in existence on the Issue Date (as in effect on the Issue Date), including any JV Contracts;
(iv) any Restricted Payments made in compliance with "--Limitation on Restricted Payments;" (v) loans and advances to officers, directors and employees of AGY or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business; (vi) the entering into by AGY and any of its consolidated Restricted Subsidiaries of a tax sharing or similar arrangement.

  Conduct of Business; Limitation on Activities of Capital. AGY and its Restricted Subsidiaries will not engage in any businesses other than a Permitted Business; provided, that, notwithstanding the foregoing, AGY shall not permit Capital to acquire or hold any significant assets or other properties or engage in any business activities.

  Reports to Holders. Notwithstanding that AGY or Capital may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes remain outstanding, the Issuers shall (i) provide the trustee, the holders and the Initial Purchasers with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections within 15 days after the times specified for the filing of such information, documents and reports under such Sections and (ii) beginning on the earlier of (x) the effective date of the Exchange Offer Registration Statement and (y) 150 days following the Issue Date, file with the Commission, to the extent permitted, the information, documents and reports referred to in clause (i) within the periods specified under such Sections. In addition, at any time when either AGY or Capital is subject to or is not current in its reporting obligations under clause (ii) of the preceding sentence, the Issuers will make available, upon request, to any holder and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act.

  Payments for Consent. Neither AGY nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

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

Events of Default

  The following events are defined in the indenture as "Events of Default":

    (i) the failure to pay the principal of (or premium, if any, on) any note when due, at Stated Maturity, upon redemption or otherwise (including the failure to make a required payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) and whether or not prohibited by the provisions of the indenture described under "Subordination of the Notes and the Note Guarantees");

    (ii) the failure to pay any interest on any notes when due, continued for 30 days or more (whether or not prohibited by the provisions of the indenture described under "Subordination of the Notes and the Note Guarantees");

    (iii) the failure to perform or comply with any of the provisions described under "--Certain Covenants--Merger, Consolidation and Sales of Assets;"

    (iv) the failure to perform or comply with any other covenant or agreement contained in the indenture or in the notes continued for 30 days or more after written notice to the Issuers from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

    (v) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of AGY or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness by reason of a default or event of default in respect of such Indebtedness, in any case if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been so accelerated, aggregates $7.5 million or more at any time;

    (vi) one or more judgments in an aggregate amount in excess of $7.5 million (to the extent not covered by third-party insurance as to which a financially sound insurer has not disclaimed coverage) shall have been rendered against AGY or any of its Restricted Subsidiaries and such judgment or judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

    (vii) certain events of bankruptcy affecting either of the Issuers or any of AGY's Significant Subsidiaries or group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

    (viii) the Note Guarantee of any Note Guarantor is held or declared to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect (other than by reason of a release of such Note Guarantor from its Note Guarantee in accordance with the terms of the indenture) or any Note Guarantor or any Person acting on behalf of any Note Guarantor denies or disaffirms such Note Guarantor's obligations under its Note Guarantee (other than by reason of a release of such Note Guarantor from its Note Guarantee in accordance with the terms of the indenture).

  If an Event of Default (other than an Event of Default relating to either Issuer specified in clause (vii) above) shall occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding notes may declare the principal of (and premium, if any) and accrued and unpaid interest on all the notes to be due and payable by notice in writing to the Issuers and the trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the

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

"Acceleration Notice"), and the same shall become immediately due and payable. If an Event of Default specified in clause (vii) relating to either Issuer above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

  The indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences (i) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid and (iii) if the Issuers have paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and advances. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

  The holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any notes.

  Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

  No holder of any notes will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless (i) such holder gives to the trustee written notice of a continuing Event of Default, (ii) holders of at least 25% in principal amount of the then outstanding notes make a written request to pursue the remedy, (iii) such holders of the notes provide to the trustee satisfactory indemnity, (iv) the trustee does not comply within 60 days and (v) during such 60 day period the holders of a majority in principal amount of the outstanding notes do not give the trustee a written direction which, in the opinion of the trustee, is inconsistent with the request. Otherwise, no holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, except
(i) a holder of a note may institute suit for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note or (ii) the institution of any proceeding with respect to the indenture or any remedy thereunder, including, without limitation, acceleration, by the holders of a majority in principal amount of the outstanding notes; provided, however, that upon institution of any proceeding or exercise of any remedy, such holder or holders provide the trustee with prompt notice thereof.

  The Issuers are required to deliver to the trustee written notice of any event which would constitute certain Defaults, their status and what action the Issuers are taking or propose to take in respect thereof. In addition, the Issuers are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous fiscal year. The indenture provides that if a Default occurs, is

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

continuing and is known to the trustee, the trustee must mail to each holder notice of the Default within five days after it is known to a trust officer or written notice of it is received by the trustee. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is not opposed to the interest of the holders.

Legal Defeasance and Covenant Defeasance

  The Issuers may, at their option and at any time, elect to have their obligations discharged with respect to the outstanding notes ("Legal Defeasance"). Such Legal Defeasance means that the Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for (i) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due, (ii) the Issuers' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the trustee and the Issuers' obligations in connection therewith and (iv) the Legal Defeasance provisions of the indenture. In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders cash in U.S. dollars, certain direct non-callable obligations of, or guaranteed by, the United States, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an Opinion of Counsel in the United States reasonably acceptable to the trustee to the effect that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall state that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an Opinion of Counsel in the United States reasonably acceptable to the trustee to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) the trustee shall have received an Officers' Certificate stating that no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) the trustee shall have received an Officers' Certificate stating that such Legal Defeasance or Covenant

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

Defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which AGY or any of its Subsidiaries is a party or by which AGY or any of its Subsidiaries is bound (and in that connection, the trustee shall have received a certificate from the agent under the senior credit facility to that effect with respect to the senior credit facility then in effect); (vi) the Issuers shall have delivered to the trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders over any other creditors of the Issuers or any Subsidiary of AGY or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or others; (vii) the Issuers shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Issuers shall have delivered to the trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

Satisfaction and Discharge

  The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all outstanding notes when (i) either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the trustee for cancellation or (b) all notes not theretofore delivered to the trustee for cancellation have become due and payable, or will be due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and the Issuers have irrevocably deposited or caused to be deposited with the trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the notes to the earlier of the Stated Maturity or the redemption date together with irrevocable instructions from the Issuers directing the trustee to apply such funds and/or the proceeds of such direct, non-callable obligations to the payment thereof at maturity or redemption, as the case may be; (ii) the Issuers have paid all other sums payable under the indenture by the Issuers; and (iii) the Issuers have delivered to the trustee an Officers' Certificate stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification of the Indenture

  From time to time, the Issuers and the trustee, without the consent of the holders, may amend the indenture or the notes for certain specified purposes, including curing ambiguities, defects or inconsistencies, providing for Note Guarantors and making other changes which do not, in the opinion of the trustee, adversely affect the rights of any of the holders in any material respect. In formulating its opinion on such matters, the trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other modifications and amendments of the indenture or the notes may be made with the consent of the holders of a majority in principal amount of the then outstanding notes issued under the indenture, except that, without the consent of each holder affected thereby, no amendment may: (i) reduce the amount of notes whose holders must consent to an amendment or waiver; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption, or reduce the redemption price therefor; (iv) make any notes payable in money other than that stated in the notes; (v) make any change in provisions of the indenture entitling each holder to receive payment of principal of, premium, if any, and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of notes to waive Defaults or Events of Default;
(vi) amend, change or modify in any material respect the obligation of AGY to make and consummate a Change of Control Offer in respect of a Change of Control that has occurred or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated; (vii) modify the subordination provisions of the indenture with respect to AGY or any Note Guarantor in a manner that adversely affects the rights of any holder; or (viii) eliminate or modify in any manner a Note Guarantor's obligations with respect to its Note Guarantee which adversely affects holders in any material respect. However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness of AGY or a Note Guarantor then outstanding unless the holders of such Senior Indebtedness (or their representative) consent to such change.

Governing Law

  The indenture provides that the indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

  The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

  The indenture and the provisions of the TIA contain certain limitations on the rights of the trustee, should it become a creditor of the Issuers, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the trustee will be permitted to engage in other transactions; provided, however, that if the trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

  Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

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  "Acquired Indebtedness" means Indebtedness of a Person or any of its
Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with AGY or any of its Restricted Subsidiaries or is assumed in connection with the acquisition of assets from such Person and in each case not Incurred in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation. Such Indebtedness shall be deemed to have been Incurred at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with AGY or a Restricted Subsidiary or at the time such Indebtedness is assumed in connection with the acquisition of assets from such Person.

  "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling", "controlled by" and "under common control with" have meanings correlative of the foregoing; provided, however, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

  "AGY Holdings" means AGY Holdings, Inc., a Delaware corporation.

  "Asset Acquisition" means (a) an Investment by AGY or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into AGY or any Restricted Subsidiary, or (b) the acquisition by AGY or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of AGY) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, assignment or other transfer for value by AGY or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than AGY or a Restricted Subsidiary (including a Person that is or will become a Restricted Subsidiary immediately after such sale, issuance, conveyance, transfer, assignment or other transfer for value) of (a) any Capital Stock of any Restricted Subsidiary; or (b) any other property or assets (other than cash, Cash Equivalents or Capital Stock) of AGY or any Restricted Subsidiary other than in the ordinary course of business; provided, however, that Asset Sale shall not include, (i) the sale, conveyance, disposition or other transfer of all or substantially all of the assets of AGY and its Restricted Subsidiaries as permitted under "--Certain Covenants--Merger, Consolidation and Sale of Assets," (ii) any sale of Capital Stock in, or Indebtedness or other securities of an Unrestricted Subsidiary, (iii) a disposition of inventory or leases in the ordinary course of business, (iv) dispositions of assets in any fiscal year with a Fair Market Value not to exceed $2.0 million in the aggregate, (v) for purposes of "--Certain Covenants--Limitation on Asset Sales" only, the making of a Permitted Investment or Restricted Payment, and (vi) a disposition in the ordinary course of business of obsolete or worn-out equipment.

  "Asset Sale Transaction" means Asset Sales and, whether or not constituting an Asset Sale, (i) any sale or other disposition of Capital Stock and (ii) any sale or other disposition excluded from the definition of Asset Sale by clause
(b)(i) or (v) of such definition.

  "Blockage Notice" has the meaning set forth under "--Subordination of the Exchange Notes and the Note Guarantees."

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

  "Board of Directors" means (i) in the case of a Person that is a corporation, the board of directors of such Person or any committee authorized to act therefor and (ii) in the case of any other Person, the board of directors, management committee or similar governing body or any authorized committee thereof responsible for the management of the business and affairs of such Person.

  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person (or person performing a similar function) to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

  "Capitalized Lease Obligations" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all membership, partnership or other equity or ownership interests of such Person.

  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and
(vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

  "Change of Control" means the occurrence of one or more of the following events:

    (i) Prior to the first Public Equity Offering, (A) the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate at least of 51% of the total voting power of the Voting Stock of AGY, (B) any Permitted Holder ceases to be the "beneficial owner", directly or indirectly, of at least 10% of the total voting power of the Voting Stock of AGY or (C) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (except that for purposes of this clause (C) such

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

  person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a percentage of the total voting power of the Voting Stock of AGY that is equal to or greater than the percentage of the total voting power of the Voting Stock of AGY beneficially owned, directly or indirectly, by any one Permitted Holder, whether, in the case of each of clause (A), (B), or (C), as a result of the issuance of securities of AGY or any parent company of AGY, any merger, consolidation, liquidation or dissolution of AGY, any direct or indirect transfer of securities by AGY or otherwise (for purposes of this clause (i) and clause (ii) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate at least 51% of the voting power of the Voting Stock of the parent corporation);

    (ii) subsequent to the first Public Equity Offering, (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (ii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of AGY and (B) the Permitted Holders "beneficially own" (as defined in this clause (ii)), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of AGY than such other person (for the purposes of this clause (ii)), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined in this clause (ii)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in this clause (ii)), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation);

    (iii) during any period of two consecutive years (or, in the case this event occurs within the first two years after the Issue Date, such shorter period as shall have begun on the Issue Date), individuals who at the beginning of such period constituted the Board of Directors of AGY (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of AGY was approved by a vote of a majority of the directors of AGY then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of AGY then in office;

    (iv) AGY consolidates with, or merges with or into, another Person (other than AGY or a Wholly Owned Restricted Subsidiary) or AGY or any of its Restricted Subsidiaries sell, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of AGY and its Restricted Subsidiaries (determined on a consolidated basis for AGY and its Restricted Subsidiaries) to any Person (other than AGY or any Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that "beneficially owned" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) immediately prior to such transaction, directly or indirectly, a majority of the total voting power of the then outstanding Voting Stock of AGY "beneficially own" (as so determined), directly or indirectly, a majority of the total voting power of the then outstanding Voting Stock of the surviving or transferee Person;

    (v) CSG becomes an Affiliate of GHC if such affiliation results in the termination of the various intellectual property agreements between Owens Corning and AGY; or

    (vi) the Non-Compete Agreement ceases to be in full force and effect at any time prior to September 30, 2003.

  "Change of Control Offer" has the meaning set forth under "Change of Control."

  "Change of Control Payment Date" has the meaning set forth under "Change of Control."

  "Commission" means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" means, for any period, Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Income Tax Expense for such period;
(ii) Consolidated Interest Expense for such period; and (iii) Consolidated Non-cash Charges for such period; less (A) all non-cash items increasing Consolidated Net Income for such period and (B) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.

  "Consolidated Fixed Charge Coverage Ratio" means, as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA for the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination (the "Four Quarter Period") to Consolidated Fixed Charges for such Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the Incurrence or repayment of any Indebtedness of AGY or any of its Restricted Subsidiaries (and the application of the proceeds thereof), including the Incurrence of any Indebtedness (and the application of the proceeds thereof) giving rise to the need to make such determination, occurring during or after such Four Quarter Period and on or prior to such date of determination, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period and (ii) any Asset Sale Transactions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such determination as a result of AGY or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) Incurring Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of "Consolidated Net Income" but without giving effect to clause (c) of the definition of Consolidated Net Income) attributable to the assets

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

which are the subject of the Asset Sale Transaction or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition (including the Incurrence of any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If AGY or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the Incurrence of such guaranteed Indebtedness as if AGY or any of its Restricted Subsidiaries had directly Incurred such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date of determination; (2) if interest on any Indebtedness actually Incurred on such date of determination may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on such date of determination will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements. For purposes of determining the Consolidated Fixed Charges Coverage Ratio at any time prior to October 1, 1999, Consolidated EBITDA and Consolidated Fixed Charges shall be calculated as follows: for the fiscal quarter ending December 31, 1998, Consolidated EBITDA and Consolidated Fixed Charges shall equal Consolidated EBITDA and Consolidated Fixed Charges, respectively, for such fiscal quarter; for the fiscal quarter ending March 31, 1999, Consolidated EBITDA and Consolidated Fixed Charges shall equal Consolidated EBITDA and Consolidated Fixed Charges, respectively, for the two fiscal quarters then ending; and for the fiscal quarter ending June 30, 1999, Consolidated EBITDA and Consolidated Fixed Charges shall equal Consolidated EBITDA and Consolidated Fixed Charges, respectively, for the three fiscal quarters then ending.

  "Consolidated Fixed Charges" means, for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of AGY (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the sum of
(A) the maximum federal corporate income tax rate in effect during such taxable year and (B) six percent.

  "Consolidated Income Tax Expense" means, with respect to AGY for any period, the product of (i) the net income of AGY and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP and
(ii) the sum of (x) the maximum federal corporate income tax rate in effect during such period and (y) six percent.

  "Consolidated Interest Expense" means, for any period, the sum of, without duplication: (i) the aggregate of cash and non-cash interest expense of AGY and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, and in any event shall include, without limitation (whether or not interest expense in accordance with GAAP), (a) any amortization of debt discount and any amortization or write off of deferred financing costs,
(b) the net costs under Hedging Obligations related to Indebtedness (including amortization of fees), (c) all capitalized

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

interest, (d) the interest portion of any deferred payment obligation, (e) commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers' acceptances and (f) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on the assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by AGY and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" means, for any period, the aggregate net income (or loss) of AGY and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) net after-tax gains and losses (assuming for tax purposes that no special allocations are made to any member of AGY under
Section 743 of the Code) from Asset Sale Transactions or abandonments of reserves relating thereto, (b) net after-tax items (assuming for tax purposes that no special allocations are made to any member of AGY under Section 743 of the Code) classified as extraordinary or non-recurring gains or losses, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with AGY or any Restricted Subsidiary, (d) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to AGY or to a Restricted Subsidiary by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date and (g) all gains and losses from the cumulative effect of any change in accounting principles.

  "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of AGY and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

  "Covenant Defeasance" has the meaning set forth under "Legal Defeasance and Covenant Defeasance."

  "CSG" means Compagnie Saint-Gobain, a corporation organized under the laws of France.

  "Currency Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party.

  "Default" means an event or condition the occurrence of which, with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Designated Senior Indebtedness" means, (a) in respect of AGY, the senior credit facility and any other Senior Indebtedness of AGY which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by AGY in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" and (b) in respect of any Note Guarantor, the senior credit facility and any guarantee by such Note

Guarantor of Indebtedness of AGY referred to in clause (a) and (c) any other Senior Indebtedness of such Note Guarantor which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Note Guarantor in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness."

  "Designation" has the meaning set forth under "--Certain Covenants-- Designation of Unrestricted Subsidiaries" above.

  "Designation Amount" has the meaning set forth under "--Certain Covenants-- Designation of Unrestricted Subsidiaries" above.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the 91st day after the final maturity date of the notes.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

  "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets may be determined conclusively by the Board of Directors of AGY acting in good faith, and shall be evidenced by a Board Resolution.

  "Foreign Subsidiary" means, with respect to any Person, any direct or indirect Subsidiary of such Person that is organized under the laws of any jurisdiction outside the United States, any state thereof or the District of Columbia.

  "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio" above.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "GHC" means Glass Holdings Corp., a Delaware corporation.

  "GPI" means Groupe Porcher Industries, a corporation organized under the laws of France.

  "Guaranteed Obligations" has the meaning set forth under "Note Guarantees."

  "Hedging Obligations" means the obligations of any Person pursuant to any Interest Rate Agreement or Currency Agreement.

  "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into or consolidated with AGY or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into or consolidated with AGY or any Restricted Subsidiary), shall be deemed Incurred at the time any such Person becomes a Restricted Subsidiary or merges into or consolidates with AGY or any Restricted Subsidiary. Accrual of interest, the accretion of accreted value and the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument will not be deemed to be an Incurrence of Indebtedness for purposes of the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness."

  "Indebtedness" means with respect to any Person, without duplication, (i) the principal amount (or, if less, the accreted value) of all obligations of such Person for borrowed money, (ii) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted),
(v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations of such Person in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Indebtedness of any other Person of the type referred to in clauses (i) through (vi) which is secured by any Lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Indebtedness so secured, (viii) all obligations under Hedging Obligations of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be the Fair Market Value thereof.

  "Independent Financial Advisor" means an accounting firm, appraisal firm, investment banking firm or consultant to Persons engaged in a Permitted Business, in each case, of nationally recognized standing that is, in the judgment of AGY's Board of Directors, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.

  "Interest Rate Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars, derivative instruments and similar agreements) and/or other types of interest hedging agreements.

  "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude accounts receivable or deposits arising in the ordinary course of business. For purposes of the "-- Certain Covenants--Limitation on Restricted Payments" covenant, "Investment" shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, AGY will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the total amount of AGY's "Investments" in such Subsidiary made prior to or at the time of such redesignation less (y) that portion of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary that is proportionate to AGY's share of the equity interest in such Subsidiary; and
(ii) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. If AGY or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of AGY, AGY shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

  "Issue Date" means the first date of issuance of old notes under the indenture.

  "JH" means Jefferson Holdings, Inc., a Delaware corporation.

  "JV Contract" means all supply, purchase, service and management agreements, real property and equipment leases, co-location and space-sharing and allocation agreements and requirements and off-take contracts and agreements and other like agreements between or among AGY and the LLC Members and their Affiliates existing on the Issue Date, together with all renewals, extensions and amendments thereof, provided, that such renewals, extensions or amendments do not materially change the rights and obligations of AGY or any of its Restricted Subsidiaries, and all other such agreements entered into after the Issue Date between or among AGY, any Subsidiary thereof, the LLC Members and their Affiliates.

  "Keep-Well Agreement" means the Keep-Well Agreement dated as of September 30, 1998, between Owens Corning and AGY, as in effect on the Issue Date.

  "Legal Defeasance" has the meaning set forth under "Legal Defeasance and Covenant Defeasance."

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "LLC Members" means collectively, JH and AGY Holdings and, individually, either of them.

  "LLC Interest Sale and Purchase Agreement" means the LLC Interest Sale and Purchase Agreement dated as of July 31, 1998 among Owens Corning, AGY and GHC, as in effect on the Issue Date.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents received by AGY or any of its Restricted Subsidiaries from such Asset Sale, net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) the amount of tax distributions reasonably estimated to be required to be made to JH and AGY Holdings as a result of such Asset Sale within two years of the date of such Asset Sale, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale,
(d) appropriate amounts to be provided by AGY or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by AGY or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

  "Net Proceeds Offer" has the meaning set forth under "--Certain Covenants-- Limitation on Asset Sales."

  "Net Proceeds Offer Payment Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

  "Net Proceeds Offer Trigger Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

  "Non-Compete Agreement" means the Non-Compete Agreement dated as of September 30, 1998, by and among GPI, GHC, Owens Corning and AGY, as in effect on the Issue Date.

  "Note Guarantee" has the meaning set forth in the third paragraph of the introduction to this "Description of Exchange Notes."

  "Note Guarantor" has the meaning set forth in the third paragraph of the introduction to this "Description of Exchange Notes."

  "Obligations" means, with respect to any Indebtedness, any principal, interest (including, without limitation, Post-Petition Interest), penalties, fees, indemnifications, reimbursements, including, in the case of the notes and the Note Guarantees in respect thereof, damages, and other liabilities payable under the documentation governing such Indebtedness.

  "Officers' Certificate" means, with respect to any Person, a certificate signed by the chief executive officer, the president or any vice president of such Person and the chief financial officer or any treasurer of such Person, that shall comply with applicable provisions of the indenture.

  "Operating Agreement" means the Amended and Restated Limited Liability Company Operating Agreement for AGY dated as of September 30, 1998, by and between JH and AGY Holdings, as amended and in effect on the Issue Date.

  "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the trustee. The counsel may be an employee of or counsel to AGY or the trustee.

  "Payment Blockage Period" has the meaning set forth under "Subordination of the Notes and the Note Guarantees."

  "Permitted Business" means the business or businesses conducted by AGY and its Restricted Subsidiaries as of the Issue Date and any business ancillary or complementary or reasonably related thereto.

  "Permitted Holders" means any of Owens Corning and its Affiliates and GHC and GPI and their Affiliates.

  "Permitted Indebtedness" means, without duplication, each of the following:

    (i) Indebtedness in respect of the old notes and exchange notes and any replacement notes therefor issued pursuant to the indenture, and the Note Guarantees in respect thereof;

    (ii) guarantees by any Note Guarantor of Indebtedness of AGY other than the notes; provided, however, that if any such guarantee is of Subordinated Indebtedness, then the Note Guarantee of such Note Guarantor shall be senior to such Note Guarantor's guarantee of such Subordinated
  Indebtedness;

    (iii) Indebtedness Incurred pursuant to the senior credit facility in an aggregate principal amount at any time outstanding not to exceed $315.0 million (including any amounts Incurred pursuant to clause (xiv) of this definition) less the amount of any permanent prepayments of Indebtedness made with the Net Cash Proceeds of an Asset Sale pursuant to the third sentence under "--Certain Covenants--Limitation on Asset Sales;"

    (iv) other Indebtedness of AGY and its Restricted Subsidiaries outstanding on the Issue Date, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

    (v) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

    (vi) Indebtedness of any Restricted Subsidiary owed to and held by AGY or any Note Guarantor for so long as such Indebtedness is held by AGY or such Note Guarantor, in each case subject to no Lien securing Indebtedness other than Permitted Liens; provided, however, that if as of any date any Person other than AGY or any Note Guarantor holds any such Indebtedness or holds a Lien in respect of such Indebtedness securing Indebtedness other than Permitted Liens, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

    (vii) Indebtedness of AGY owed to and held by any Note Guarantor that is unsecured and subordinated in right of payment to the payment and performance of AGY's obligations under any Senior Indebtedness, the indenture, the notes and the Note Guarantees and subject to no Lien securing Indebtedness other than Permitted Liens; provided, however, that if as of any date any Person other than any Note Guarantor owns or holds any such Indebtedness or any Person other than any Note Guarantor holds a Lien in respect of such Indebtedness securing Indebtedness other than Permitted Liens, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by AGY;

    (viii) Indebtedness of AGY or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of Incurrence;

    (ix) Indebtedness of AGY or any of its Restricted Subsidiaries represented by letters of credit for the account of AGY or any Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

    (x) Refinancing Indebtedness in respect of Indebtedness (other than Permitted Indebtedness) Incurred pursuant to the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness" or Indebtedness Incurred pursuant to clause (i) or (iv) of this definition of Permitted Indebtedness;

    (xi) Capitalized Lease Obligations and Purchase Money Indebtedness of AGY and its Restricted Subsidiaries that do not exceed $10.0 million in the aggregate at any one time outstanding;

    (xii) Indebtedness arising from agreements of AGY or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets, or Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by AGY and the Restricted Subsidiary in connection with such disposition;

    (xiii) Additional Indebtedness of AGY or any Restricted Subsidiary in an aggregate principal amount not to exceed $10.0 million at any one time outstanding (which amount may, but need not, be Incurred in whole or in part under the senior credit facility); provided, that no more than $5.0 million of Indebtedness permitted pursuant to this clause (xiii) may be Incurred by Restricted Subsidiaries that are not Note Guarantors;

    (xiv) Indebtedness of Foreign Subsidiaries which are Restricted Subsidiaries may Incur Indebtedness in the form of local lines of credit not to exceed $25.0 million in the aggregate at any one time outstanding so long as such Indebtedness is secured by a letter of credit issued pursuant to the senior credit facility; and

    (xv) Indebtedness of AGY Incurred pursuant to the Keep-Well Agreement.

  "Permitted Investments" means (i) Investments by AGY or any Restricted Subsidiary in any Person that is, or that result in any Person becoming, immediately after such Investment, a Restricted Subsidiary or constituting a merger or consolidation of such Person into AGY or with or into a Restricted Subsidiary; (ii) Investments by any Restricted Subsidiary in AGY; (iii) Investments in cash and Cash Equivalents; (iv) any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date); (v) transactions or arrangements with officers, directors or employees of AGY or any Subsidiary of AGY entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of AGY or any Subsidiary of AGY permitted under the covenant described under "--Certain Covenants--Transactions with Affiliates");
(vi) Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof; (vii) Investments in the form of intercompany Indebtedness permitted to be issued under the covenant entitled "--Limitation on Incurrence of Additional Indebtedness"; (viii) Investments made by AGY or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with the covenant described under "--Certain Covenants--Limitation on Asset Sales"; and (ix) other Investments not to exceed $5.0 million at any one time outstanding.

  "Permitted Junior Securities" means any securities of AGY or any other Person that are (i) equity securities without special covenants or (ii) debt securities expressly subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding, to substantially the same extent as, or to a greater extent than, the notes are subordinated as provided in the indenture, in any event pursuant to a court order so providing and as to which (a) the rate of interest on such securities shall not exceed the effective rate of interest on the notes on the Issue Date, (b) such securities shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the notes on the Issue Date and (c) such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness (as modified by the plan of reorganization pursuant to which such securities are issued).

  "Permitted Liens" means any of the following:

    (i) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (ii) Liens Incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (iii) any interest or title of a lessor under any Capitalized Lease Obligation; provided, however, that such Liens do not extend to any property which is not leased property subject to such Capitalized Lease Obligation;

    (iv) purchase money Liens to finance property of AGY or a Restricted Subsidiary acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such property and shall not be secured by any property of AGY or any Restricted Subsidiary other than the property so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

    (v) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (vi) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (vii) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of AGY or a Restricted Subsidiary, including rights of offset and set-off;

    (viii) Liens securing Hedging Obligations that relate to Indebtedness that is Incurred in accordance with the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness" and that are secured by the same assets as secure such Hedging Obligations;

    (ix) Liens existing on the Issue Date and Liens to secure any Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the covenant described under "--Certain Covenants--Limitation on Liens" and which Indebtedness has been Incurred in accordance with the covenant described under "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness"; provided, however, that such new Liens (A) are not materially less favorable to the holders of notes and are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to any property or assets other than the property or assets securing the Indebtedness Refinanced by such Refinancing Indebtedness;

    (x) Liens securing Acquired Indebtedness Incurred in accordance with the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness;" provided, however, that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by AGY or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of such Acquired Indebtedness by AGY or a Restricted Subsidiary and (B) such Liens do not extend to or cover any property of AGY or any Restricted Subsidiary other than the property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of AGY or a Restricted Subsidiary and are no more favorable to the lienholders than the Liens securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by AGY or a Restricted Subsidiary; and

    (xi) Liens securing other Indebtedness not in excess of $5.0 million at any one time outstanding.

  "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

  "Post-Petition Interest" means all interest accrued or accruing after the commencement of any insolvency or liquidation proceeding (and interest that would accrue but for the commencement of any insolvency or liquidation proceeding) in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Public Equity Offering" has the meaning set forth under "Redemption."

  "Purchase Money Indebtedness" means Indebtedness of AGY or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price, or other cost of construction or improvement of any property; provided, however, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any Refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of Refinancing.

  "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

  "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Refinancing Indebtedness" means any Refinancing by AGY or any Restricted Subsidiary, to the extent that such Refinancing does not (i) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by AGY in connection with such Refinancing) or (ii) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided, however, that (x) if such Indebtedness being Refinanced is Indebtedness of AGY, then such Refinancing Indebtedness shall be Indebtedness of AGY, (y) if such Indebtedness being Refinanced is Indebtedness of a Note Guarantor, then such Indebtedness shall be Indebtedness of AGY and/or such Note Guarantor and (z) if such Indebtedness being Refinanced is subordinate or junior to the notes or any Note Guarantee, then such Refinancing Indebtedness shall be subordinate to the notes or such Note Guarantee at least to the same extent and in the same manner as the Indebtedness being Refinanced.

  "Replacement Assets" has the meaning set forth under "--Certain Covenants-- Limitation on Asset Sales."

  "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of AGY.

  "Restricted Payment" has the meaning set forth under "--Certain Covenants-- Limitation on Restricted Payments."

  "Restricted Subsidiary" of AGY means any Subsidiary of AGY which at the time of determination is not an Unrestricted Subsidiary.

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

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to AGY or a Restricted Subsidiary of any property, whether owned by AGY or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by AGY or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

  "Senior credit facility" means that certain Credit Agreement dated as of September 30, 1998, by and between AGY, the guarantors from time to time a party thereto, the lenders from time to time a party thereto and First Union National Bank, as agent, pursuant to which AGY may, as of the Issue Date, borrow up to $315.0 million in the aggregate at any one time outstanding together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including adding Subsidiaries of AGY as additional borrowers or guarantors thereunder or increasing the principal amount available thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

  "Senior Indebtedness" means, at any date, with respect to any Person (a) all Obligations of such Person under the senior credit facility; (b) all Hedging Obligations of such Person; (c) all Obligations of such Person under letters of credit; and (d) all other Indebtedness of such Person permitted under the indenture, including principal, premium, if any, and interest (including Post-Petition Interest) on such Indebtedness, unless the instrument under which such Indebtedness is Incurred expressly provides that such Indebtedness is not senior or superior in right of payment to the notes in the case of AGY or a Note Guarantee in the case of a Note Guarantor, and all renewals, extensions, modifications, amendments or refinancings thereof in whole or in part. Notwithstanding the foregoing, Senior Indebtedness shall not include (a) to the extent that it may constitute Indebtedness, any Obligation for Federal, state, local or other taxes; (b) any Indebtedness among or between AGY and any Subsidiary of AGY or any Affiliate of AGY or any of such Affiliate's Subsidiaries (other than Indebtedness created by AGY in connection with the guarantee of Indebtedness of a Subsidiary); unless and for so long as such Indebtedness has been pledged to secure obligations under or in respect of Senior Indebtedness; (c) to the extent that it may constitute Indebtedness, any Obligation in respect of any trade payable Incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business; (d) that portion of any Indebtedness that is Incurred in violation of the indenture; (e) Indebtedness evidenced by the notes or the Note Guarantees; (f) Indebtedness of AGY or a Note Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness of AGY or a Note Guarantor; (g) to the extent that it may constitute Indebtedness, any obligation owing under leases (other than Capitalized Lease Obligations) or management agreements; (h) any obligation that by operation of law is subordinate to any general unsecured obligations of such Person; and (i) Indebtedness of AGY to the extent such Indebtedness is owed to and held by any Federal, state, local or other governmental authority (excluding Indebtedness owing to state or local governmental authorities in the form of industrial revenue bonds or other state or local bond financings).

  "Senior Subordinated Indebtedness" means, with respect to AGY, the notes and, with respect to any Note Guarantor, such Note Guarantor's Note Guarantee and any other Indebtedness of AGY or such Note Guarantor that specifically provides that such Indebtedness is to rank pari passu in right of payment with the notes or such Note Guarantee, as the case may be, and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of AGY or such Note Guarantor which is not Senior Indebtedness.

  "Significant Subsidiary" shall have the meaning set forth in Rule 1-02(w) of Regulation S-X under the Securities Act.

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

  "Subordinated Indebtedness" means, with respect to AGY or any Note Guarantor, any Indebtedness of AGY or such Note Guarantor, as the case may be, which is expressly subordinated in right of payment to the notes or such Note Guarantor's Note Guarantee, as the case may be.

  "Subsidiary," with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Surviving Entity" has the meaning set forth under "--Certain Covenants-- Merger, Consolidation and Sale of Assets."

  "Unrestricted Subsidiary" means any Subsidiary of AGY (other than Capital) designated as such pursuant to "--Certain Covenants--Designation of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution of AGY, subject to the provisions of such covenant.

  "Voting Stock" with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness (including any Disqualified Capital Stock) at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by
(b) the then outstanding principal amount or liquidation preference, as applicable, of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of AGY means any Restricted Subsidiary of which all the outstanding Capital Stock (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by AGY or any Wholly Owned Restricted Subsidiary.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion describes the material federal income tax consequences expected to result to holders whose old notes are exchanged for exchange notes in the exchange offer. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought with respect to the exchange offer. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below.

  Each holder of old notes should consult its own tax advisor as to the particular tax consequences of exchanging old notes for exchange notes, including the applicability and effect of any state, local or foreign laws.

  The exchange of old notes for exchange notes pursuant to the exchange offer should not be considered a taxable exchange for United States federal income tax purposes because the exchange notes should not be considered to differ materially in kind or extent from the old notes. Exchange notes received by a holder of old notes should be treated as a continuation of the old notes. Accordingly, there should not be any United States federal income tax consequences to holders exchanging old notes for exchange notes in the exchange offer.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

  The old notes were originally sold by AGY to First Union Capital Markets and Warburg Dillon Read LLC (the "Initial Purchasers") pursuant to the note purchase agreement between AGY and the Initial Purchasers dated January 15, 1999. The Initial Purchasers subsequently placed the old notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. In accordance with a condition set forth in the purchase agreement, AGY and the Initial Purchasers entered into a registration rights agreement on the Issue Date pursuant to which AGY agreed, for the benefit of the holders of the old notes, that it will, at its cost

  . use its best efforts to file, within 60 days after the Issue Date, a registration statement (the "Exchange Offer Registration Statement") with the SEC with respect to the exchange offer; and

  . use its best efforts to cause the Exchange Offer Registration Statement to be declared effective within 150 days from the Issue Date.

  Promptly after the Exchange Offer Registration Statement has been declared effective, AGY will offer the exchange notes in exchange for surrender of the old notes. AGY will keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date on which notice of the exchange offer is mailed to the holders of the old notes. For each old note validly tendered to AGY pursuant to the exchange offer and not withdrawn by the holder thereof, the holder of such old note will receive an exchange note having a principal amount equal to the principal amount of such surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on such exchange note, from the Issue Date.

  Under existing SEC interpretations set forth in several no-action letters to third parties and unrelated to AGY and the exchange offer, AGY believes that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any such holder which is an "affiliate" of AGY within the meaning of Rule 405 under the Securities Act) without further compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such exchange notes. Any holder who is an affiliate of AGY or who intends to participate in the exchange offer for the purpose of distributing the exchange notes

  . will not be able to rely on the SEC's interpretation set forth in the above-mentioned no-action letters;

  . will not be able to tender its old notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer transaction unless such sale or transfer is made pursuant to an exemption from such requirements.

Failure to comply with such requirements may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by AGY.

  A participating broker-dealer holding old notes may participate in the exchange offer provided that it acquired the old notes for its own account as a result of market-making or other trading activities. In connection with any resales of exchange notes, any participating broker-dealer who receives exchange notes for old notes pursuant to the exchange offer may be an "underwriter" (within the meaning of the Securities Act) and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The accompanying letter of transmittal states that any acknowledgment by a participating broker-dealer that it will deliver a prospectus in connection with any resale of exchange notes, and any such delivery of a prospectus, shall not be deemed an admission by such participating broker-dealer that it is an underwriter. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus, as it may be amended or supplemented from time to time. Under the registration rights agreement, AGY is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such exchange notes for a period of 180 days.

  Each holder of old notes wishing to accept the exchange offer must represent to AGY

  . that any exchange notes to be received by it will be acquired in the ordinary course of such holder's business;

  . that it is not an "affiliate" of AGY within the meaning of Rule 405 under the Securities Act;

  . that it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes; and

  . if such holder is a participating broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

By executing the letter of transmittal or an agent's message, each holder will make the foregoing representations.

  In the event that:

  . applicable interpretations of the SEC do not permit AGY to effect the exchange offer;

  . for any other reason the exchange offer is not consummated within 30 business days of the date the Exchange Offer Registration Statement has become effective;

  . an Initial Purchaser so requests with respect to old notes it acquired directly from AGY on or prior to the 20th business day following the consummation of the exchange offer;

  . any holder notifies AGY on or prior to the 20th business day following the consummation of the exchange offer that such holder is not eligible to participate in the exchange offer or the exchange notes such holder would receive would not be freely tradable; or

  . an Initial Purchaser participates in the exchange offer and does not receive freely tradable exchange notes in exchange for old notes constituting any portion of an unsold allotment and such Initial Purchaser notifies AGY on or prior to the 20th business day following the consummation of the exchange offer,

  AGY will, at its expense:

  . on or prior to 75 days after such filing obligation arises, file a registration statement (a "Shelf Registration Statement") covering resales of the old notes or the exchange notes, as the case may be;

  . use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 135 days after such filing obligation arises; and

  . keep the Shelf Registration Statement effective until the earlier of (i) the time when the old notes or the exchange notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (ii) two years from the date on which the Shelf Registration Statement was filed and (iii) such date as of which all old notes and exchange notes covered by the Shelf Registration Statement have been sold.

AGY will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the exchange notes, as the case may be. A holder selling such old notes or exchange notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

  In the event that any of the following "registration defaults" shall have occurred:

  . AGY fails to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  . any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the
    "Effectiveness Target Date");

  . AGY fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement;

  . the Shelf Registration Statement or the Exchange Offer Registration
    Statement is declared effective but the SEC shall have issued a stop order suspending such effectiveness or proceedings have been initiated under Sections 8(d) or 8(e) of the Securities Act with respect to the Exchange Offer Registration Statement or Shelf Registration Statement;

  . the aggregate number of days in any such suspension period referred to in the preceding bullet point exceeds the number permitted in the registration rights agreement; or

  . the number of suspension periods referred to in the second preceding bullet point exceeds the number permitted in the registration rights agreement,

then AGY will pay liquidated damages to each holder of old notes, with respect to the first 90-day period immediately following the occurrence of such registration default in an amount equal to $0.05 per week per $1,000 principal amount of old notes held by such holder. The amount of the liquidated damages for such registration default will increase by an additional $0.05 per week per $1,000 principal amount of old notes for each subsequent 90-day period until such registration default has been cured, up to an aggregate maximum amount of liquidated damages of $0.30 per week per $1,000 principal amount of old notes for all registration defaults. All accrued liquidated damages will be paid by AGY on each date that interest must be paid on the old notes. Following the cure of all registration defaults, the accrual of liquidated damages will cease and all accrued and unpaid liquidated damages shall be paid promptly thereafter. At all other times, the old notes will bear interest at the original interest rate thereof.

  The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

  Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, AGY will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. AGY will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, tenders of old notes must be in a minimum principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

  The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except that:

  . the exchange notes will bear a different CUSIP number from the old notes;

  . the issuance of the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not bear legends restricting the transfer thereof; and

  . the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions thereof which provide for liquidated damages payable to the holders of the old notes in certain circumstances relating to the timing of the exchange offer, which rights will terminate when the exchange offer is consummated.

The exchange notes will evidence the same debt as the old notes (which they replace) and will be issued under and be entitled to the benefits of the indenture. See "Description of Exchange Notes."

  As of the date of this prospectus, $150,000,000 aggregate principal amount of old notes were outstanding. This prospectus and the letter of transmittal are being mailed to persons who were holders of old notes on the close of business on the date of this prospectus. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware Limited Liability Company Act or the Delaware General Corporation Law or the indenture in connection with the exchange offer. AGY intends to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

  AGY shall be deemed to have accepted validly tendered old notes when, as and if AGY has given written notice thereof to The Bank of New York, as exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from AGY.

  If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

  Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes for exchange notes pursuant to the exchange offer. AGY will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

  The term "expiration date" shall mean 5:00 p.m., New York City time, on
     , 1999, unless AGY in its sole discretion, extends the exchange offer, in which case the term "expiration date" means the latest date and time to which the exchange offer is extended.

  In order to extend the exchange offer, AGY will notify the exchange agent thereof by written notice and will make a public announcement of such extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  AGY reserves the right, in its sole discretion:

  . to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; or

  . to amend the terms of the exchange offer in any manner, whether before or after any tender of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on Exchange Notes

  Interest on each exchange note will accrue from the Issue Date, i.e., January 21, 1999, and be payable semiannually in arrears on January 15 and July 15 of each year, commencing July 15, 1999, at the rate of 9 7/8 percent per annum. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Procedures for Tendering Old Notes

  Only a holder of old notes may tender such old notes in the exchange offer. Each such holder wishing to accept the exchange offer must complete, sign and date the accompanying letter of transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver such letter of transmittal or such facsimile or agent's message, together with the old notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the old notes, the letter of transmittal or agent's message and all other required documents must be properly completed and received by the exchange agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the old notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

  The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the Exchange Agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the old notes that such participant has received and agrees: (i) to participate in the Automated Tender Option Program ("ATOP"); (ii) to be bound by the terms of the letter of transmittal; and (iii) that AGY may enforce such agreement against such participant.

  By executing the letter of transmittal or an agent's message, each holder will make the representations set forth above in the second paragraph under the heading "--Purpose and Effect of the Exchange Offer" to AGY. The tender by a holder and the acceptance thereof by AGY will constitute an agreement between such holder and AGY that such holder will participate in the exchange offer in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

  The method of delivery of the old notes and the letter of transmittal or an agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

  Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

  Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or is a savings institution, commercial bank or trust company having an office or correspondent in the United States, or is otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, and which is, in each case, a member of a recognized signature guarantee program (i.e., Securities Transfer Agents Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program) (an "Eligible Institution"), unless the old notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by an Eligible Institution.

  If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such old notes with the signature thereon guaranteed by an Eligible Institution.

  If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to AGY of their authority to so act must be submitted with the letter of transmittal.

  AGY understands that the exchange agent will make a request promptly after the date of this prospectus to establish an account through the facilities of The Depository Trust Company ("DTC") for receipt of the tender of old notes through book-entry delivery thereof. For the purpose of facilitating the exchange offer, any financial institution that is a DTC participant may participate in the exchange offer through book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account for the old notes. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address and in the manner set forth below under "--Exchange Agent" on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes will be determined by AGY in its sole discretion, which determination will be final and binding. AGY reserves the absolute right to reject any and all old notes not properly tendered or any old notes AGY's acceptance of which would, in the opinion of counsel for AGY, be unlawful. AGY also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular old notes. AGY's interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as AGY shall determine. Although AGY intends to notify holders of defects or irregularities with respect to tenders of old notes, neither AGY, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as promptly as practicable following the expiration date.

  No letter of transmittal, old notes, notice of guaranteed delivery or other documents should be sent to AGY or DTC. Delivery thereof to AGY or DTC will not constitute valid delivery.

Guaranteed Delivery Procedures

  Holders of old notes who wish to tender their old notes but who cannot, prior to 5:00 p.m., New York City time, on the expiration date (i) deliver their old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent or (ii) deliver a confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC and otherwise complete the procedures for book-entry transfer, may effect a tender of old notes if:

  . the tender is made through an Eligible Institution;

  . prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery (a form of which accompanies this prospectus) (by facsimile transmission, registered or certified mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal (or facsimile thereof) together with the certificate(s) representing the old notes (or a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC), and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  . such properly completed and duly executed letter of transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered old notes in proper form for transfer (or a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC), and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

  Upon request to the exchange agent, additional copies of the notice of guaranteed delivery will be sent to holders.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

  Upon satisfaction or waiver of all of the conditions to the exchange offer, AGY will accept, promptly after the expiration date, all old notes properly tendered and will issue the exchange notes promptly after acceptance of the old notes. For a description of certain conditions to the exchange offer, see "-- Conditions" below. For purposes of the exchange offer, AGY will be deemed to have accepted properly tendered old notes for exchange when, as and if AGY has given written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

  In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes (or a timely confirmation that such old notes have been transferred into the exchange agent's account at DTC), a properly completed and duly executed letter of transmittal and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal of Tenders

  Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

  To withdraw a tender of old notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  . specify the name of the person having deposited the old notes to be withdrawn (the "Depositor");

  . identify the old notes to be withdrawn (including the certificate number(s) and principal amount of such old notes, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the applicable book-entry procedures, the name and number of the account at DTC to be credited);

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

  . specify the name in which any such old notes are to be registered, if different from that of the Depositor.

  All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by AGY in its sole discretion, which determination shall be final and binding. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned, without expense, to the holder thereof as promptly as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering Old Notes" at any time prior to the expiration date.

Conditions

  Notwithstanding any other term of the exchange offer, AGY shall not be required to accept for exchange, or exchange exchange notes for, any old notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such old notes, if:

  . any action or proceeding is instituted or threatened in any court or by any governmental or quasi-governmental agency which might materially impair the ability of AGY to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to AGY;

  . the exchange offer violates applicable law or any applicable SEC interpretation; or

  . any governmental or quasi-governmental approval has not been obtained, which approval AGY shall deem necessary for the consummation of the exchange offer as contemplated hereby.

  If AGY determines in its sole discretion that any of the foregoing conditions are not satisfied, AGY may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes (see "--Withdrawal of Tenders"); or

  . waive such unsatisfied conditions and accept all properly tendered old notes which have not been withdrawn.

In addition, AGY has reserved the right, notwithstanding the satisfaction or failure of any or all of the foregoing conditions, to terminate or amend the exchange offer in any manner it shall determine in its sole discretion, which determination shall be binding.

  The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered or accepted for exchange.

Exchange Agent

  The Bank of New York, which also acts as trustee under the indenture, has been appointed as exchange agent for the exchange offer. Each holder wishing to accept the exchange offer must deliver (i) a letter of transmittal, such holder's tendered old notes and all other required documents or (ii) a notice of guaranteed delivery and all other documents described under "--Guaranteed Delivery Procedures," to the exchange agent as follows:

  By Mail or Hand Delivery: The Bank of New York
                            101 Barclay Street
                            New York, New York 10286
                            Attention: Reorganization Section 7-E

  Facsimile Transmission:   (212) 815-6339
  Confirm by Telephone:     (212) 815-

  Delivery to an address other than as set forth above will not constitute valid delivery.

  Questions and requests for assistance, and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery, should be directed to the exchange agent at the address and telephone number set forth in the letter of transmittal.

Fees and Expenses

  The expenses of soliciting tenders will be borne by AGY. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers, employees or agents of AGY and its affiliates. AGY has not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others to solicit acceptances of the exchange offer. AGY, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. All other expenses to be incurred in connection with the exchange offer will be paid by AGY. Such expenses include fees and expenses of the trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

  The exchange notes will be recorded at the same carrying value as the old notes, which is face value, as reflected in AGY's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by AGY in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Failure to Exchange

  The old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may not be reoffered, resold, pledged or otherwise transferred except in accordance with applicable state securities laws and

  . to a person whom the transferor reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  . in an offshore transaction meeting the requirements of Rule 903 or Rule
    904 of Regulation S;

  . to an institution that is an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act in a transaction exempt from the registration requirements of the Securities Act (if available);

  . pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

  . pursuant to an effective registration statement under the Securities Act.

  Following consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will generally not have any further registration rights under the registration rights agreement, and such old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected. See "Risk Factors--Old Notes Outstanding After the Exchange Offer Will Not Have Registration Rights and We Expect the Market for the Old Notes To Be Illiquid."

                              PLAN OF DISTRIBUTION

  Except as provided herein, this prospectus may not be used for an offer to resell, a resale or other transfer of exchange notes. Based on existing interpretations of the Securities Act by the SEC set forth in several no-action letters to third parties and unrelated to AGY and the exchange offer, AGY believes that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any such holder which is an "affiliate" of AGY within the meaning of Rule 405 under the Securities Act) without further compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such exchange notes. Any holder who is an affiliate of AGY or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  . will not be able to rely on the SEC interpretations set forth in the above-mentioned no-action letters;

  . will not be able to tender its old notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer transaction unless such sale or transfer is made pursuant to an exemption from such requirements.

  A participating broker-dealer holding old notes may participate in the exchange offer provided that it acquired the old notes for its own account as a result of market-making or other trading activities. In connection with any resales of exchange notes, any participating broker-dealer who receives exchange notes for old notes pursuant to the exchange offer may be an "underwriter" (within the meaning of the Securities Act) and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus, as it may be amended or supplemented from time to time. Under the registration rights agreement, AGY is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such exchange notes for a period of 180 days. Each participating broker-dealer wishing to accept the exchange offer must represent to AGY that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes.

  The exchange offer is intended to satisfy certain of AGY's obligations under the registration rights agreement. AGY will not receive any cash proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes as contemplated in this prospectus, AGY will receive a like principal amount of old notes. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except as described herein.

  Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, or at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any person that participates in the distribution of such exchange notes may be deemed an "underwriter" (within the meaning of the Securities Act) and any profit on any such resale of exchange notes and any commissions or concessions received by any such broker-dealers may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that any acknowledgment by a participating broker-dealer that it will deliver a prospectus in connection with any resale of exchange notes, and any such delivery of a prospectus, shall not be deemed an admission by such participating broker-dealer that it is an underwriter.

  For a period of 180 days after the expiration date, AGY will send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in such participating broker-dealer's letter of transmittal. By acceptance of the exchange offer, each broker-dealer that receives exchange notes for old notes pursuant thereto agrees that, upon receipt of notice from AGY of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements herein not materially misleading (which notice AGY has agreed to deliver to such broker-dealer), such broker-dealer will suspend the use of this prospectus until AGY has amended or supplemented this prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

  AGY has agreed, pursuant to the registration rights agreement, to pay all expenses incident to AGY's performance of and compliance with the exchange offer and the registration rights agreement (other than agency fees and commissions, underwriting discounts and commissions and the fees and disbursements of counsel and other advisors and experts retained by the holders). In addition, AGY has agreed to indemnify the holders of the exchange notes against certain liabilities, including liabilities under the Securities Act.

  The exchange notes are a new issuance of securities for which there is currently no trading market. The exchange notes will not be listed on any national securities exchange or Nasdaq. AGY has been advised by the Initial Purchasers that they intend to make a market in the exchange notes; however, the Initial Purchasers are not obligated to do so, and any such market making activities may be discontinued at any time without notice. Accordingly, there can be no assurance that an active trading market for the exchange notes will develop or as to the liquidity of any such market. In addition, if the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of AGY and other factors.

                                 LEGAL MATTERS

  The validity of the exchange notes offered hereby will be passed upon for AGY by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

  The audited statements of net assets of the Business as of December 31, 1997 and 1996 and the related statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1997 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................   F-2
Statements of Net Assets as of December 31, 1997 and 1996................   F-3
Statements of Operations for the Years Ended December 31, 1997, 1996 and
 1995....................................................................   F-4
Statements of Changes in Net Assets for the Years Ended December 31,
 1997, 1996 and 1995.....................................................   F-5
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................   F-6
Notes to Financial Statements............................................   F-7

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

Balance Sheets as of September 30, 1998 (unaudited) and December 31,
 1997....................................................................  F-17
Statements of Operations for the Nine Months Ended September 30, 1998 and
 1997 (unaudited)........................................................  F-18
Statements of Cash Flows for the Nine Months Ended September 30, 1998 and
 1997 (unaudited)........................................................  F-19
Notes to Condensed Financial Statements..................................  F-20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Owens Corning:

  We have audited the accompanying statements of net assets of the GLASS YARNS AND SPECIALTY MATERIALS BUSINESS (the "Business"), a business unit of OWENS CORNING, a Delaware corporation (the "Company") as described in Note 1, as of December 31, 1997 and 1996 and the related statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the GLASS YARNS AND SPECIALTY MATERIALS BUSINESS as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                Arthur Andersen LLP

Toledo, Ohio,
August 14, 1998.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                            STATEMENTS OF NET ASSETS
                        AS OF DECEMBER 31, 1997 and 1996
                                    (Note 1)
                                 (In Thousands)

                                                                1997     1996
                                                              -------- --------
CURRENT ASSETS:
  Receivables, less allowances of $1,419 in 1997 and $1,490
   in 1996................................................... $ 19,272 $ 23,308
  Inventories (Note 3).......................................   19,168   21,246
  Deferred income taxes (Note 9).............................    4,396    4,438
  Other current assets.......................................      291      --
                                                              -------- --------
    Total current assets.....................................   43,127   48,992
                                                              -------- --------
Deferred income taxes (Note 9)...............................    5,276    7,537
Net property, plant and equipment (Note 4)...................  105,558  107,310
                                                              -------- --------
    Total assets.............................................  153,961  163,839
                                                              -------- --------
CURRENT LIABILITIES:
  Accounts payable...........................................   11,288    7,914
  Accrued liabilities (Note 7)...............................    8,398    9,481
  Income taxes payable (Note 9)..............................   30,237   31,775
  Other current liabilities (Note 6).........................    5,076    4,766
                                                              -------- --------
    Total current liabilities................................   54,999   53,936
                                                              -------- --------
PENSION AND OTHER EMPLOYEE BENEFIT PLANS (Note 6)............   68,022   73,053
                                                              -------- --------
NET ASSETS................................................... $ 30,940 $ 36,850
                                                              ======== ========



        The accompanying notes are an integral part of these statements.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                    (Note 1)
                                 (In Thousands)

                                                     1997      1996      1995
                                                   --------  --------  --------
NET SALES......................................... $277,357  $274,979  $272,395
COST OF SALES.....................................  182,366   180,343   187,153
                                                   --------  --------  --------
  Gross margin....................................   94,991    94,636    85,242
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
 (Note 1).........................................   14,813    14,345    13,748
                                                   --------  --------  --------
  Income from operations..........................   80,178    80,291    71,494
OTHER INCOME, NET (Note 8)........................   (2,688)   (3,003)   (3,041)
                                                   --------  --------  --------
  Income before provision for income taxes........   82,866    83,294    74,535
PROVISION FOR INCOME TAXES (Note 9)...............   32,540    33,051    29,594
                                                   --------  --------  --------
NET INCOME........................................ $ 50,326  $ 50,243  $ 44,941
                                                   ========  ========  ========



        The accompanying notes are an integral part of these statements.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                      STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                    (Note 1)
                                 (In Thousands)

                                                     1997      1996      1995
                                                   --------  --------  --------
Net assets at beginning of year................... $ 36,850  $ 31,899  $ 25,439
Net income........................................   50,326    50,243    44,941
Net transfers to Owens Corning....................  (60,916)  (44,030)  (48,163)
Other net.........................................    4,680    (1,262)    9,682
                                                   --------  --------  --------
Net assets at end of year......................... $ 30,940  $ 36,850  $ 31,899
                                                   ========  ========  ========




        The accompanying notes are an integral part of these statements.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                    (Note 1)
                                 (In Thousands)

                                                    1997      1996      1995
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................... $ 50,326  $ 50,243  $ 44,941
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation...................................    8,305     8,233     8,604
  Deferred income tax provision..................    2,303     1,276     1,935
  Loss on disposal of property, plant and equip-
   ment..........................................      192       419       661
  Changes in current assets and liabilities:
    Receivables, net.............................    4,036     2,834    (3,757)
    Inventories..................................    2,078    (3,149)    3,010
    Other current assets.........................     (291)      --        --
    Accounts payable.............................    3,374    (1,378)      816
    Accrued liabilities..........................   (1,083)      866       411
                                                  --------  --------  --------
    Net cash provided by operating activities....   69,240    59,344    56,621
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment.....   (8,324)  (15,314)   (8,458)
                                                  --------  --------  --------
    Net cash used in investing activities........   (8,324)  (15,314)   (8,458)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net transfers to Owens Corning.................  (60,916)  (44,030)  (48,163)
                                                  --------  --------  --------
    Net cash used in financing activities........  (60,916)  (44,030)  (48,163)
                                                  --------  --------  --------
NET INCREASE (DECREASE) IN CASH..................      --        --        --
CASH, beginning of year..........................      --        --        --
                                                  --------  --------  --------
CASH, end of year................................ $    --   $    --   $    --
                                                  ========  ========  ========


        The accompanying notes are an integral part of these statements.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                         NOTES TO FINANCIAL STATEMENTS

(1) Basis of Presentation

  The accompanying financial statements of the Owens Corning (the "Company") Glass Yarns and Specialty Materials Business (the "Business") have been prepared in conjunction with the Company's sale of a 51% interest in the Business.

  The Business is an operating unit of the Company's Composites Systems Business and is operated from the following locations: Aiken, South Carolina; Huntingdon, Pennsylvania; Battice, Belgium and Guelph, Ontario. The Business is a global supplier of glass fiber yarns and specialty materials that are used in a variety of industrial and commercial applications, including laminates for printed circuit boards, reinforcing scrims, filtration and window screening and reinforcement for roofing and facade cladding. The fiberglass yarns products are typically sold to weavers who produce intermediary products known as fabrics for use in the manufacture of end-products.

  The Business employs approximately 1,500 hourly employees. The hourly employees are organized under the Teamsters Local Union Number 86 the Aiken plant and the Union of Needletrades, Industrial and Textiles Employees at the Huntingdon plant. The collective bargaining agreements for the Aiken and Huntingdon workforces expire in May of 1999 and October of 1999, respectively.

  The accompanying financial statements have been derived from the historical financial statements of the Company and do not reflect adjustments which may arise related to the transaction and events described in Note 11.

  The Business has been managed as an operating unit of the Composites Systems Business of the Company, which has provided it with certain administrative and operational support. The accompanying financial statements include the cost of the Business' employees and estimates of certain corporate services provided by the Company. Management, using its experience with the Business and its judgment, has estimated the cost of such corporate services and other support. Management believes that its methodology is reasonable and that the costs of the operational and administrative support included in the accompanying financial statements are comparable to those that the Business would have incurred had it operated as a separate entity. The financial information presented herein may not necessarily reflect the financial position and results of operations of the Business in the future.

  Two customers accounted for approximately 21% and 11% of the Business' net sales for the year ended December 31, 1997, 21% and 10% in 1996, and 19% and 12% in 1995. Two customers accounted for approximately 17% and 11% at December 31, 1997, and 3% and 15% at December 31, 1996 of gross accounts receivable.

(2) Accounting Policies

 Principles of Consolidation

  The Business is conducted through the Company and two wholly-owned subsidiaries of the Company. Significant intercompany accounts and transactions have been eliminated.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


(2) Accounting Policies--(Continued)

 Inventory Valuation

  Inventories are stated at cost, which is less than market value, and include material, labor and manufacturing overhead. Inventories are valued using the first-in, first-out (FIFO) method.

 Rebuild of Glass Melting Furnaces

  Glass melting furnaces periodically require substantial rebuilding. The time period between rebuilds varies depending upon the utilization of the furnace. The Company applies the capital method of accounting for the cost to rebuild glass melting furnaces. Under this method, costs are capitalized when incurred and depreciated over the estimated useful lives of the rebuilt furnaces.

 Depreciation

  For assets placed in service prior to January 1, 1992, the Business' plant and equipment is depreciated primarily using the double-declining balance method for the first half of an asset's estimated useful life and the straight-line method is used thereafter. For assets placed in service after December 31, 1991, the Business' plant and equipment is depreciated using the straight-line method.

 Revenue Recognition

  Revenues are recognized upon shipment of products.

 Foreign Currency Translation

  The assets and liabilities of the Business' non-U.S. operations are translated at the year-end exchange rates and income and expenses are translated at the average exchange rates prevailing during the period.

 Use of Estimates

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

  The fair value of financial instruments in the accompanying financial statements approximates the carrying value.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


(3) Inventories

  Inventories consist of the following at December 31 (in thousands):

                                                                  1997    1996
                                                                 ------- -------
   Finished goods............................................... $14,431 $17,597
   Materials and supplies.......................................   4,737   3,649
                                                                 ------- -------
      Total inventories......................................... $19,168 $21,246
                                                                 ======= =======

(4) Net Property, Plant and Equipment

  Net property, plant and equipment consisted of the following at December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land..................................................... $  1,057  $  1,057
   Building and leasehold improvements......................   28,918    28,209
   Machinery and equipment..................................  189,244   190,385
   Alloy metals.............................................   22,988    24,567
   Construction in progress.................................    6,330     2,538
                                                             --------  --------
     Gross property, plant and equipment....................  248,537   246,756
   Less--Accumulated depreciation........................... (142,979) (139,446)
                                                             --------  --------
       Net property, plant and equipment.................... $105,558  $107,310
                                                             ========  ========

(5) Transactions with Related Parties

  The Business engages in several transactions with other manufacturing facilities, divisions or legal entities of the Company that are not included in the Business. The following is a description of these transactions:

 Purchases of Materials

  The Business purchases glass marbles, which are used as an input material to the production of certain glass yarns, from another Company manufacturing facility. The transfer price of the glass marbles is based on the actual manufacturing cost of the producing facility. Glass marble purchases were $3,047,000, $2,889,000 and $3,064,000 in 1997, 1996 and 1995, respectively.

 Glass Forming Bushing Fabrication Services and Alloy Metal Loss

  The glass forming bushings used in the Business' glass melting furnaces require periodic refurbishing. Refurbishing and fabrication services are provided to the Business by the Company's central alloy operations. Such services and alloy metals physically consumed in the manufacturing process are charged to the Business at actual cost and were $3,200,000, $3,400,000 and $3,600,000 in 1997, 1996 and 1995, respectively.

 Lease Transactions

  The Company has entered into master lease arrangements, which are operating leases for accounting purposes, for manufacturing equipment used by the Business. The rental expense included in the accompanying statements of operations associated with these leases was $1,928,000 and $418,000 in 1997 and 1996, respectively.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The minimum future rental commitments associated with these leases are as follows (in thousands):

   1998.................................................................. $2,246
   1999..................................................................  2,263
   2000..................................................................  2,263
   2001..................................................................  1,776
   2002 through 2003.....................................................    549
                                                                          ------
                                                                          $9,097
                                                                          ======

 Cross Charges

  Certain employees of the Aiken glass yarns facility perform maintenance, administrative support, customer support, environmental, safety, warehousing and other services for the Aiken mat plant and for the Company's centralized production support organization. The cost of such services has been cross charged (removed from cost of sales in the accompanying statement of operations) to the plant or organization receiving the service. The amount of cost charged to other Owens Corning facilities was $2,900,000, $3,000,000 and $3,400,000 in 1997, 1996 and 1995, respectively.

(6) Employee Benefit Plans

 Pension Plans

   The hourly and salaried employees of the Business participate in Company wide defined benefit plans maintained by the Company. Under the plans, pension benefits are generally based on an employee's pay and number of years of service. Company contributions to these pension plans are based on the calculations of independent actuaries using the projected unit credit method. Plan assets consist primarily of equity securities with the balance in fixed income investments. The unrecognized cost of retroactive amendments and actuarial gains and losses are amortized over the average future service period of plan participants expected to receive benefits.

  Pension expense attributed to the Business from the Company's defined benefit pension plans includes the following (in thousands):

                                                   1997      1996      1995
                                                 --------  --------  --------
   Service cost................................. $  2,000  $  1,800  $  3,000
   Interest cost on projected benefit
    obligation..................................    7,777     7,833     8,133
   Actual return on plan assets.................  (20,374)  (13,152)  (16,071)
   Net amortization and deferral................   10,653     3,019     5,434
                                                 --------  --------  --------
   Net pension expense (credit)................. $     56  $   (500) $    496
                                                 ========  ========  ========

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The following table reconciles the funded status of the accrued pension benefit cost at October 31, 1997 and 1996, as reflected on the statements of net assets at December 31, 1997 and 1996 (in thousands):

                                                             1997      1996
                                                           --------  --------
   Vested benefit obligation.............................. $103,344  $ 89,510
                                                           ========  ========
   Accumulated benefit obligation......................... $112,199  $102,226
                                                           ========  ========
   Plan assets at fair value.............................. $110,924  $103,088
   Projected benefit obligation...........................  112,580   106,681
                                                           --------  --------
   Plan assets in excess of (less than) projected benefit
    obligation............................................   (1,656)   (3,593)
   Unrecognized loss......................................    5,467     8,746
   Unrecognized prior service cost........................   (8,201)   (9,315)
   Unrecognized transition amount.........................   (3,631)   (4,244)
                                                           --------  --------
   Net pension liability.................................. $ (8,021) $ (8,406)
                                                           ========  ========

  The 1997, 1996 and 1995 primary actuarial assumptions used for the pension plans were:

                                                               1997  1996  1997
                                                               ----  ----  ----
   Discount rate.............................................. 7.25% 7.75% 7.50%
   Expected long-term rate of return on plan assets........... 9.00% 9.00% 9.00%
   Rate of compensation increase.............................. 5.00% 5.10% 5.10%

 Postemployment and Postretirement Benefits Other Than Pensions

  The employees of the Business participate in Company wide health care and life insurance benefit plans for certain retired employees and their dependents. The health care plans in the U.S. are unfunded and pay either 1) stated percentages of covered medically necessary expenses, after subtracting payments by Medicare or other providers and after stated deductibles have been met, or, 2) fixed amounts of medical expense reimbursement.

  Employees become eligible to participate in the health care plans upon retirement under the Company's pension plans if they have accumulated 10 years of service after age 45. Some of the plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to change or eliminate these benefit plans subject to the terms of collective bargaining agreements.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The following table reconciles the status of the accrued postretirement benefits cost liability at October 31, 1997 and 1996, as reflected on the statements of net assets at December 31, 1997 and 1996 (in thousands):

                                                              1997      1996
                                                            --------  --------
   Accumulated Postretirement Benefits Obligation:
     Retirees.............................................. $(40,068) $(33,831)
     Fully eligible active plan participants...............   (7,560)   (5,292)
     Other active plan participants........................   (9,072)  (10,962)
                                                            --------  --------
       Funded status.......................................  (56,700)  (50,085)
   Unrecognized net (gain) loss............................    3,780    (2,079)
   Unrecognized net reduction in prior service cost........   (6,048)   (9,828)
   Benefit payments subsequent to the valuation date.......      756       --
                                                            --------  --------
   Accrued postretirement benefits cost liability
    (including current liabilities of $4,226 and $4,011 in
    1997 and 1996, respectively)........................... $(58,212) $(61,992)
                                                            ========  ========

  The amount of net postretirement benefits cost attributed to the Business for 1997, 1996 and 1995 included the following components (in thousands):

                                                     1997     1996     1995
                                                    -------  -------  -------
   Service cost.................................... $   900  $ 1,100  $   900
   Interest cost on accumulated Postretirement
    benefits Obligation............................   3,780    3,591    3,591
   Net amortization and deferral...................  (3,780)  (3,780)  (4,158)
                                                    -------  -------  -------
   Net postretirement benefits cost................ $   900  $   911  $   333
                                                    =======  =======  =======

  For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care claims was assumed for 1998. The rate was assumed to decrease to 7% for 1999, then decrease to 6% by 2000. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefits obligation as of October 31, 1997 by $7,779,000 and the aggregate of the service and interest cost components of net postretirement benefits cost for the year then ended by $867,000. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% in 1997, 7.75% in 1996 and 7.50% in 1995.

  Employees of the Business also participate in plans that provide benefits to former or inactive employees after employment but before retirement under certain conditions. These benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits (including workers' compensation), job training and counseling, and continuation of benefits such as health care and life insurance coverage. The accrued postemployment benefits cost liability attributed to the Business at October 31, 1997 and 1996, as reflected in the statement of net assets at December 31, 1997 and 1996 was $6,865,000 and $7,421,000,
respectively, including current liabilities of $850,000 and $755,000 at December 31, 1997 and 1996, respectively.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


(7) Accrued Liabilities

  Accrued liabilities consist of the following at December 31 (in thousands):

                                                                   1997   1996
                                                                  ------ ------
   Vacation...................................................... $3,180 $3,631
   Real and personal property taxes..............................  1,904  2,265
   Health benefits...............................................  1,205  1,127
   Other.........................................................  1,778  1,427
   Incentive compensation........................................    331  1,031
                                                                  ------ ------
                                                                  $8,398 $9,481
                                                                  ====== ======

(8) Other Income, Net

  Other income includes royalties and technical service fees earned in connection with a non-exclusive license granted to Taiwan Glass Industrial Corporation (TGIC) which entitles TGIC to make products using certain of the Business' technology. The Business also provides technical services to TGIC under a separate agreement. The financial statements include royalties attributable to the manufacture and sale of glass yarns products by TGIC.

  Also included in other income is the net revenue associated with sales of certain scrap materials generated in the manufacturing process.

  The components of other income are as follows (in thousands):

                                                         1997     1996    1995
                                                        -------  ------  ------
   Royalties and technical service fees................ $ 1,237  $2,100  $1,687
   Sales proceeds from scrap material..................   2,900   1,806   2,707
   Cost of scrap material sold.........................  (1,449)   (903) (1,353)
                                                        -------  ------  ------
                                                        $ 2,688  $3,003  $3,041
                                                        =======  ======  ======

(9) Income Taxes

  The provision for income taxes, income taxes payable and deferred income taxes included in the accompanying financial statements have been calculated as if the Business operated as a stand alone entity.

  Income before provision for income taxes (in thousands):

                                                          1997    1996    1995
                                                         ------- ------- -------
   U.S.................................................. $81,129 $77,079 $65,492
   Foreign..............................................   1,737   6,215   9,043
                                                         ------- ------- -------
   Total................................................ $82,866 $83,294 $74,535
                                                         ======= ======= =======

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The provision for income taxes consists of the following (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   Currently payable:
     U.S. state and federal............................ $29,539 $29,278 $24,026
     Foreign...........................................     698   2,497   3,633
   Deferred:
     U.S. state and federal............................   2,303   1,276   1,935
                                                        ------- ------- -------
     Total provision for income taxes.................. $32,540 $33,051 $29,594
                                                        ======= ======= =======

  The reconciliation between the U.S. Federal statutory rate and the Business' effective income tax rate is:

                                                                1997  1996  1995
                                                                ----  ----  ----
   U.S. Federal statutory rate.................................  35%   35%   35%
     State and local income taxes..............................   4     4     4
     Foreign tax rates greater than U.S. Federal statutory
      rate.....................................................  --     1     1
                                                                ---   ---   ---
                                                                 39%   40%   40%
                                                                ===   ===   ===

  Deferred income taxes are determined based on the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities, given the provisions of the enacted tax laws. Deferred tax consequences of significant temporary differences existing as of December 31, 1997 and 1996 are as follows (in thousands):

                                                              December 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
   Deferred tax assets:
     Pension and other employee benefit plans.............. $ 29,692  $ 31,543
     Other.................................................    1,668     1,853
                                                            --------  --------
                                                            $ 31,360  $ 33,396
                                                            ========  ========
   Deferred tax liabilities:
     Fixed Assets.......................................... $(21,688) $(21,421)
                                                            ========  ========

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


(10) Segment Information

  The Business operates in one business segment that manufactures glass fiber yarns and specialty materials that are used in a variety of industrial and commercial applications. The Business operates in various geographical locations, as indicated below (in thousands).

                                                     1997      1996      1995
                                                   --------  --------  --------
   Net Sales
     North America................................ $202,666  $196,440  $186,411
     Europe and other.............................   74,691    78,539    85,984
                                                   --------  --------  --------
                                                    277,357   274,979   272,395
                                                   --------  --------  --------
   Inter Segment Sales
     North America................................   38,714    39,341    32,262
     Eliminations.................................  (38,714)  (39,341)  (32,262)
                                                   --------  --------  --------
                                                   $277,357  $274,979  $272,395
                                                   ========  ========  ========
   Income from Operations
     North America................................ $ 78,441  $ 74,076  $ 62,451
     Europe and other.............................    1,737     6,215     9,043
                                                   --------  --------  --------
                                                   $ 80,178  $ 80,291  $ 71,494
                                                   ========  ========  ========

(11) Subsequent Event (Unaudited)

  On July 1, 1998, the Company contributed certain assets and liabilities of the Business to Advanced Glassfiber Yarns LLC (formerly known as Lincoln Yarns
LLC), a wholly owned Delaware limited liability company. On July 30, 1998, the Company transferred 49% of its interest in Advanced Glassfiber Yarns LLC to Jefferson Holdings, Inc., a wholly owned subsidiary of the Company. On July 31, 1998, the Company and Advanced Glassfiber Yarns LLC entered into an LLC Interest Sale and Purchase Agreement (the "Agreement") with Glass Holdings Corp., ("Glass Holdings") a U.S. subsidiary of Porcher Industries, S.A., of Badinieres, France. Pursuant to the Agreement, OC sold its 51% interest in Advanced Glassfiber Yarns LLC to a wholly owned subsidiary of Glass Holdings for approximately $336 million. In addition, the Company received a distribution of approximately $193 million at the time of the closing, which was on September 30, 1998. Porcher Industries, S.A. and affiliates represent 21%, 21%, and 19% of the Business' sales for the years ended December 31, 1997, 1996 and 1995, respectively. Certain assets and liabilities presented in the December 31, 1997 and 1996 statements of net assets were excluded from the contribution to Advanced Glassfiber Yarns LLC and the sale and will therefore be retained by the Company.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                       (a Business Unit of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


(12) Quarterly Financial Information (Unaudited)(in thousands)

                                                             Quarter
                                                 -------------------------------
                       1997                       First  Second   Third  Fourth
                       ----                      ------- ------- ------- -------
   Net sales.................................... $67,653 $70,152 $71,815 $67,737
   Cost of sales................................  46,275  43,825  48,122  44,144
                                                 ------- ------- ------- -------
      Gross margin.............................. $21,378 $26,327 $23,693 $23,593
                                                 ======= ======= ======= =======
   Net income................................... $11,152 $14,138 $12,549 $12,487
                                                 ======= ======= ======= =======
                                                             Quarter
                                                 -------------------------------
                       1996                       First  Second   Third  Fourth
                       ----                      ------- ------- ------- -------
   Net sales.................................... $66,484 $72,508 $65,089 $70,898
   Cost of sales................................  45,316  48,277  41,675  45,075
                                                 ------- ------- ------- -------
      Gross margin.............................. $21,168 $24,231 $23,414 $25,823
                                                 ======= ======= ======= =======
   Net income................................... $11,058 $12,905 $12,413 $13,867
                                                 ======= ======= ======= =======

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

                                 BALANCE SHEETS
                                 (In Thousands)
                              (See Notes 1 and 4)

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
                                                      (unaudited)
                        ASSETS
   CURRENT ASSETS:
     Receivables, net..............................    $ 33,393      $ 19,272
     Inventories (Note 2)..........................      24,378        19,168
     Deferred income taxes.........................         --          4,396
     Other current assets..........................       1,457           291
                                                       --------      --------
       Total current assets........................      59,228        43,127
                                                       --------      --------
     Deferred income taxes.........................         --          5,276
   NET PROPERTY, PLANT AND EQUIPMENT...............     149,458       105,558
                                                       --------      --------
   INTANGIBLE ASSETS...............................     227,678           --
   OTHER ASSETS....................................       9,112           --
                                                       --------      --------
       Total assets................................    $445,476      $153,961
                                                       ========      ========
          LIABILITIES AND MEMBERS' INTEREST
   CURRENT LIABILITIES:
     Current portion of long-term debt (Note 4)....    $ 12,750      $    --
     Accounts payable..............................         --         11,288
     Accrued liabilities (Note 3)..................       7,732         8,398
     Due to parent/affiliates......................       3,012           --
     Income taxes payable..........................         --         30,237
     Other current liabilities.....................         --          5,076
                                                       --------      --------
       Total current liabilities...................      23,494        54,999
                                                       --------      --------
   PENSION AND OTHER EMPLOYEE BENEFIT PLANS........      14,800        68,022
                                                       --------      --------
   LONG-TERM DEBT, less current portion above (Note
    4).............................................     391,250           --
                                                       --------      --------
       Total liabilities...........................     429,544       123,021
                                                       --------      --------
   MEMBERS' INTEREST...............................      15,932        30,940
                                                       --------      --------
       Total liabilities and members' interest.....    $445,476      $153,961
                                                       ========      ========

        The accompanying notes are an integral part of these statements.

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

                            STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                 (In Thousands)

                                                            1998        1997
                                                         ----------- -----------
                                                         (unaudited) (unaudited)
   NET SALES............................................  $205,248    $209,580
   COST OF SALES........................................   134,820     138,045
                                                          --------    --------
     Gross margin.......................................    70,428      71,535
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.........    11,487      11,110
   RESTRUCTURING COSTS (Note 5).........................     2,034         --
                                                          --------    --------
     Income from operations.............................    56,907      60,425
   OTHER INCOME, NET....................................    (2,328)     (2,026)
                                                          --------    --------
     Income before provision for income taxes...........    59,235      62,451
   PROVISION FOR INCOME TAXES (Note 6)..................    16,226      24,481
                                                          --------    --------
   NET INCOME...........................................  $ 43,009    $ 37,970
                                                          ========    ========


        The accompanying notes are an integral part of these statements.

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

                            STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                 (In Thousands)
                               (See Notes 1 & 4)

                                                              1998        1997
                                                           ----------- -----------
                                                           (unaudited) (unaudited)
   CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income...........................................  $ 43,009     $37,970
     Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation........................................     6,394       6,128
      Deferred income tax (credit) provision..............      (841)      1,443
      Changes in current assets and liabilities:
       Receivables, net...................................   (14,121)    (11,075)
       Inventories........................................    (3,786)     (2,892)
       Other current assets...............................      (278)       (200)
       Accounts payable...................................      (468)        304
       Accrued liabilities................................     1,052      (1,731)
                                                            --------     -------
       Net cash provided by operating activities..........    30,961      29,947
                                                            --------     -------
   CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property, plant and equipment...........   (13,509)     (5,744)
                                                            --------     -------
       Net cash used in investing activities..............   (13,509)     (5,744)
                                                            --------     -------
   CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from revolving loan.........................    14,000         --
     Proceeds from bridge facility........................   150,000         --
     Proceeds from term loans.............................   240,000         --
     Distribution to Porcher Industries (Note 1)..........  (203,624)        --
     Distribution to Owens Corning........................  (193,388)        --
     Net transfers to Owens Corning.......................   (17,452)    (24,203)
     Payment of financing costs...........................    (6,988)        --
                                                            --------     -------
       Net cash used in financing activities..............   (17,452)    (24,203)
                                                            --------     -------
   NET INCREASE (DECREASE) IN CASH........................       --          --
   CASH, beginning of period..............................       --          --
                                                            --------     -------
   CASH, end of period....................................  $    --      $   --
                                                            ========     =======


        The accompanying notes are an integral part of these statements.

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
(1) Basis of Presentation

  The interim financial statements are unaudited and reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the interim periods. The results of operations for the current interim period are not necessarily indicative of results to be expected for the current year or any other period.

  These financial statements should be read in conjunction with the Business' financial statements for the year ended December 31, 1997.

  Advanced Glassfiber Yarns LLC ("AGY") was formed by Owens Corning to own and operate Owens Corning's glass yarns and specialty materials business (the "Business"), which was contributed to AGY on July 1, 1998 then, a wholly-owned subsidiary of Owens Corning (the "Contribution"). On September 30, 1998, Owens Corning sold a 51% interest in AGY to a wholly owned subsidiary of Porcher Industries, S.A. ("Porcher Industries") for aggregate consideration of $336.2 million (the "Majority Purchase"). In addition, Porcher Industries paid fees and expenses of approximately $3.2 million in connection with the Majority Purchase. Subsequent to September 30, Owens Corning and Porcher Industries reached agreement on the amount of a purchase price adjustment to be made pursuant to the purchase contract. Porcher Industries agreed to pay an additional $2.7 million to Owens Corning in connection with the purchase contract. Owens Corning retained a 49% interest in AGY.

  Concurrently with the Majority Purchase, AGY was recapitalized. AGY borrowed an aggregate of $404.0 million through a combination of $254.0 million under a Senior Credit Facility (see Note 4) and the issuance of $150.0 million principal amount of senior subordinated bridge notes under a Senior Subordinated Credit Facility (the "Subordinated Facility") (see Note 4). AGY used the proceeds from the initial borrowing under the Senior Credit Facility and the Subordinated Facility to pay (i) an aggregate cash distribution of $397.0 million (the "Distribution") to Owens Corning and Porcher Industries in the amounts of $193.4 million and $203.6 million, respectively, and
(ii) approximately $7.0 million in fees and expenses. The initial borrowings under the Senior Credit Facility and the Subordinated Facility, and the application of the net proceeds therefrom are collectively referred to as the "Financings." The Financings, together with the Contribution and the Majority Purchase are collectively referred to as the "Formation Transactions."

  In connection with the Formation Transactions, the net cash outlay by Porcher Industries was $135.8 million, represented by the $336.2 million paid for the Majority Purchase plus fees and expenses of $3.2 million less the $203.6 million cash distribution Porcher Industries received from AGY. The total cash consideration received by Owens Corning before the additional purchase price of $2.7 million referred to above was $529.6 million, comprised of the $336.2 million paid by Porcher Industries and the $193.4 million cash distribution received from AGY.

  The acquisition of the 51% interest in AGY by a wholly owned subsidiary of Porcher Industries was accounted for as a partial purchase business combination in accordance with the provisions of APB No. 16 "Business Combinations" and EITF Issue No. 88-16, "Basis in Leveraged Buyout Transactions." The final allocation of the purchase price is subject to further review by management and is therefore subject to change. However, that allocation is not expected to differ materially from the initial allocation.

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


  Porcher Industries, S.A. and affiliates represent approximately 21%, 21% and 19% of AGY's net sales for the years ended December 31, 1997, 1996 and 1995, respectively, and approximately 19% of AGY's sales for the nine months ended September 30, 1998.

  Certain assets and liabilities presented in the December 31, 1997 and 1996 statements of net assets were excluded from the Contribution to AGY and will be retained by Owens Corning. Thus, the accompanying balance sheet as of September 30, 1998 reflects only those assets and liabilities contributed to AGY. The following table reconciles the September 30, 1998 historical balance sheet of the Business including those assets and liabilities not part of the Contribution to the balance sheet of AGY included herein. The adjustments include (a) the elimination of certain assets and liabilities not contributed or assumed (b) the allocation of the purchase price and (c) the effect of the Distributions and the Financings.

                          Glass Yarns  Elimination of
                         and Specialty     amounts     Allocation of Distribution
                           Materials   not contributed   purchase    and Financing
                           Business      or assumed        price     Transactions    AGY
                         ------------- --------------- ------------- ------------- --------
Current Assets:
 Cash and cash
  equivalents...........   $    --                                      404,000    $    --
                                                                       (399,262)
                                                                          2,250
                                                                         (6,988)
 Account receivables,
  net...................     33,393                                                  33,393
 Inventories............     22,954           (130)         1,554                    24,378
 Deferred income taxes..      4,865         (4,865)                                     --
 Other current assets...        569                                         888       1,457
                           --------                                                --------
   Total Current
    Assets..............     61,781                                                  59,228
                           --------                                                --------
Net property, plant and
 equipment..............    115,697                        33,761                   149,458
                           --------                                                --------
Intangible assets.......        --                        227,678                   227,678
Deferred income taxes...      5,648         (5,648)                                     --
Other assets............        --                                        9,112       9,112
                           --------                                                --------
   Total Assets.........   $183,126                                                $445,476
                           ========                                                ========
Current Liabilities:
 Accounts payable.......   $ 10,820        (10,820)                                $    --
 Income taxes payable...     23,125        (23,125)                                     --
 Accrued Liabilities....      9,450         (1,718)                                   7,732
 Current portion of long
  term debt.............        --                                       12,750      12,750
 Due to affiliate.......        --                                        3,012       3,012
 Other current
  liabilities...........      5,635         (5,635)                                     --
                           --------                                                --------
   Total Current
    Liabilities.........     49,030                                                  23,494
Pension and Other
 Employee Benefits......     69,025        (54,225)                                  14,800
Long term debt..........        --                                      391,250     391,250
                           --------                                                --------
   Total Liabilities....    118,055                                                 429,544
                           --------                                                --------
Member's interest.......     65,071         84,880        262,993      (397,012)     15,932
                           --------                                                --------
   Total Liabilities &
    Members' Interest...   $183,126                                                $445,476
                           ========                                                ========

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

Membership Interest and Put Rights

  The following table sets forth each member's membership interest (deficit) in AGY at September 30, 1998:

   Owens Corning (held by Jefferson Holdings, Inc. a
    wholly owned subsidiary)......................................... $(119,912)
   Porcher Industries (held by Glass Holdings Corp. a
    wholly owned subsidiary).........................................   135,844
                                                                      ---------
       Total Membership Interest..................................... $  15,932
                                                                      =========

  At any time beginning on September 30, 2003, each of Owens Corning and Porcher Industries (the "Members") have the right to sell not less than all of their ownership interest to AGY (a "Put Right") in the event certain conditions described below are satisfied. If either of the Members exercises its Put Right, the value of the ownership interest will be determined by a third party according to the procedures set forth in the operating agreement. AGY's obligation to purchase a member's ownership interest is conditioned upon AGY financing the purchase with a third party lender while maintaining or obtaining not less than a B rating on its then outstanding unsecured debt after giving effect to the purchase. In addition, AGY's ability to fund the Put Right will be conditioned upon maintaining compliance with the covenants under the Senior Credit Facility and the Senior Subordinated Credit Facility.

  As of September 30, 1998, AGY could not finance the purchase of all or any portion of either Members' ownership interest and maintain a credit rating of at least B on its existing unsecured debt.

  In the event that AGY is unable to purchase all of a member's ownership interest upon the exercise of the Put Right, the member may request that AGY file and use its reasonable best efforts to cause to become effective a registration statement under the Securities Act of 1933 covering the registration of its ownership interest (or a portion thereof).

  Management's estimate of the aggregate value of the Members' ownership interests using the measurement procedures specified in the Operating Agreement is approximately $250 million.

(2) Inventories

  Inventories consist of the following at (in thousands):

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
   Finished goods....................................    $20,074      $14,431
   Materials and supplies............................      4,304        4,737
                                                         -------      -------
     Total inventories...............................    $24,378      $19,168
                                                         =======      =======

(3) Accrued Liabilities
  Accrued liabilities consist of the following at (in thousands):

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
   Vacation..........................................    $3,180        $3,180
   Real and personal property taxes..................     2,689         1,904
   Health benefits (Note 1)..........................       --          1,205
   Incentive Compensation............................     1,537           331
   Other.............................................       326         1,778
                                                         ------        ------
                                                         $7,732        $8,398
                                                         ======        ======

                         ADVANCED GLASSFIBER YARNS LLC
                        (a Subsidiary of Owens Corning)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


(4) Long-Term Debt

  Long-term debt consisted of the following as of September 30, 1998:

   Senior Credit Facility
    Five year revolving credit facility............................... $ 14,000
    Term loans........................................................  240,000
   Senior Subordinated Credit Facility................................  150,000
                                                                       --------
                                                                        404,000
    Less current portion..............................................   12,750
                                                                       --------
     Long-term debt................................................... $391,250
                                                                       ========

Senior Credit Facility

  In connection with the Formation Transactions, AGY entered into a senior secured credit agreement, pursuant to which the lenders committed to lend to AGY up to $315.0 million (the "Senior Credit Facility"), such amount to be allocated among: (i) a five-year revolving credit facility in an aggregate principal amount of up to $75.0 million (the "Revolver"); (ii) a six-year term loan in an aggregate principal amount of $115.0 million ("Term Loan A"); (iii) a seven-year term loan in an aggregate principal amount of $125.0 million ("Term Loan B" and together with Term Loan A, the "Term Loans").


  The Term Loans will be amortized on a quarterly basis commencing December 31, 1998 based on the following schedule:

      Twelve Months Ending
         September 30,               Term Loan A  Term Loan B
      --------------------           ------------ ------------
            1999                     $ 11,500,000 $  1,250,000
            2000                       17,250,000    1,250,000
            2001                       17,250,000    1,250,000
            2002                       23,000,000    1,250,000
            2003                       23,000,000    1,250,000
            2004                       23,000,000  118,750,000
                                     ------------ ------------
                                     $115,000,000 $125,000,000
                                     ============ ============

  The Senior Credit Facility is secured by a first priority lien in substantially all of the properties and assets of AGY and its respective domestic subsidiaries, now owned or acquired thereafter and a pledge of Porcher Industries' membership interest in AGY. The Senior Credit Facility will be guaranteed by all of AGY's future domestic subsidiaries.

  At AGY's option, the interest rates per annum applicable to the Revolver and the Term Loan A is a fluctuating rate of interest measured by reference either to: (i) LIBOR plus a borrowing margin or (ii) the bank's base rate, which is the greater of the published prime rate or the overnight federal funds rate plus 0.5% (the "ABR") plus a borrowing margin. The applicable borrowing margin for the Revolver and Term Loan A ranges from 1.75% to 3.0% for LIBOR based borrowings and 1.50% to 1.75% for ABR based borrowings. The applicable borrowing margin for the Term Loan B ranges from 3.50% to 3.75% for LIBOR based borrowings and 2.25% to 2.5% for ABR based borrowings.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                         (a Business of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The Company has entered into interest rate swap agreements which convert the rates of interest on Term Loan A and Term Loan B to 4.92% and 5.04% per annum, respectively, plus the applicable borrowing margin. These swap agreements remain in effect through the six-year and seven-year terms of Term Loan A and Term Loan B, respectively. The notional amount of these swaps is the entire balance of the outstanding loans on a declining basis over the term of the debt. The interest rate on borrowings outstanding under the Revolver, Term Loan A and Term Loan B as of September 30, 1998 was 8.1%, 7.7% and 8.5%, respectively.

  The Senior Credit Facility contains affirmative and negative covenants for agreements of this type, including, among others, covenants restricting AGY and its subsidiaries with respect to the incurrence of debt (including guarantees); the creation of liens; substantially changing the nature of AGY's or its subsidiaries' businesses; the consummation of certain transactions such as dispositions of substantial assets, mergers, acquisitions, reorganizations and recapitalizations; the making of certain investments and loans, non-ordinary course asset sales and capital expenditures; the making of dividends and other distributions; transactions with affiliates and AGY's ability to prepay certain debt. AGY also is required to comply with certain financial tests and maintain certain financial ratios. Certain of these financial tests and ratios include:
(i) maintaining a maximum Leverage Ratio; (ii) maintaining a minimum Consolidated Net Worth (as defined in the Senior Credit Facility);
(iii) maintaining a minimum Interest Coverage Ratio (as defined in the Senior Credit Facility); and (iv) maintaining a minimum Fixed Charge Coverage Ratio (as defined in the Senior Credit Facility).

  The Senior Credit Facility also contains customary Events of Default. An Event of Default under the Senior Credit Facility will allow the lenders thereunder to accelerate or, in certain cases, will automatically cause the acceleration of, the maturity of the debt under the Senior Credit Facility.

Senior Subordinated Credit Facility

  In connection with the Formation Transactions, AGY entered into an unsecured senior subordinated credit facility (the "Facility"). This Facility, which matures on September 30, 2008, provided for aggregate borrowings in an amount of $150 million and was fully drawn by AGY as of September 30, 1998.

  Amounts outstanding under this Facility accrue interest at a rate equal to the sum (a) of the greater of (i) the three month LIBOR rate or (ii) a Treasury based rate (based on a Treasury securities of the same principle amount as the Facility), plus (b) a margin of 4.25%. The 4.25% margin increases by .25% per annum at the end of each three-month period during the term of the Facility. The maximum annual interest rate on the Facility is 18%. The rate of interest on the amounts outstanding under this Facility was 9.56% at September 30, 1998.

  In the event that the Facility has not been repaid in full immediately prior to the first anniversary of its issuance, an extension fee equal to 3% of the amount outstanding immediately prior to the first anniversary of the Facility is due and payable.

                  GLASS YARNS AND SPECIALTY MATERIALS BUSINESS
                         (a Business of Owens Corning)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


Keepwell Agreement


  In connection with the Formation Transactions, Owens Corning entered into a Keepwell Agreement to support the liquidity of AGY. In the event that AGY does not have the liquidity to pay the interest on the Senior Credit Facility or the Subordinated Facility when due, Owens Corning will loan AGY an amount equal to the aggregate deficiency. Owens Corning's obligations to make such loans is limited to a maximum aggregate amount of $65 million, and a maximum annual amount of $20 million. The annual amount is reduced by $5 million after each interest payment date with respect to the Subordinated Facility. This Agreement terminates in January 2002.

(5) Restructuring Costs

  During the first quarter of 1998, the Business recorded a $2 million restructuring charge relating to personnel reductions at the Aiken and Huntingdon plant locations. The charge represents severance costs associated with the elimination of approximately 100 positions.

(6) Income Taxes

  AGY was established as a limited liability company on July 1, 1998, and is not subject to income tax, and therefore the statement of operations included herein does not reflect income tax expense for any period subsequent to July 1, 1998. Income tax expense reflected in the statement of operations for the nine months ended September 30, 1998 represents the estimated income tax expense attributable to the results of operations of the Business through June 30, 1998. Income tax for the periods subsequent to the Contribution is the responsibility of the members based on their respective interest in AGY.

(7) Segment Information

  The Business operates in one business segment that manufactures glass fiber yarns and specialty materials that are used in a variety of industrial and commercial applications. The Business operates in various geographical locations, as indicated below (in thousands).

                                           September 30, 1998 September 30, 1997
                                           ------------------ ------------------
   Net Sales
     North America........................      $149,801           $153,167
     Europe and other.....................        55,447             56,413
                                                --------           --------
                                                 205,248            209,580
                                                ========           ========
   Inter Segment Sales
     North America........................        30,527             28,694
     Eliminations.........................       (30,527)           (28,694)
                                                --------           --------
                                                $205,248           $209,580
                                                ========           ========
   Income from Operations
     North America........................      $ 54,811           $ 59,119
     Europe and other.....................         2,096              1,306
                                                --------           --------
                                                $ 56,907           $ 60,425
                                                ========           ========

                                  $150,000,000

                         ADVANCED GLASSFIBER YARNS LLC
                               AGY CAPITAL CORP.

   Offer to Exchange their 9 7/8% Series B Senior Subordinated Notes due 2009 which have been registered under the Securities Act
               for up to $150,000,000 aggregate principal amount
         of their outstanding 9 7/8% Senior Subordinated Notes due 2009


                                       , 1999

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  (a) Advanced Glassfiber Yarns LLC

  Section 18-108 of the Delaware Limited Liability Company Act (the "Act") empowers a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever; subject to such standards and restrictions, if any, set forth in the operating agreement.

  Section 11 of the operating agreement of Advanced Glassfiber Yarns LLC (the "Company") provides in pertinent part as follows:

    (a) Except as otherwise prohibited by the Act, the Company shall indemnify and hold each owner and its affiliates and its officers, employees, directors, members, stockholders, managers, agents and representatives, and their successors and assigns, and each of the members of the Board of Directors and each officer (collectively, the "Indemnitees"), harmless from and against any and all losses, claims, damages, costs, liabilities and expenses (including without limitation costs of investigation and reasonable attorneys' fees) ("Losses") suffered or incurred by any and/or all of the Indemnitees (or to which any and/or all of the Indemnitees may become subject) arising out of, resulting from, based upon or in connection with the management or conduct of the business or affairs of the Company or the activities of each such Indemnitee with respect thereto, other than those which are the result of willful misconduct or gross negligence by such Indemnitee (the "Indemnified Damages").

    (b) Any payment by the Company to an Indemnitee hereunder shall be increased by an additional amount sufficient to pay all applicable income taxes (if any) of any jurisdiction with respect to the total amount (including both the initial amount and such additional amount) paid to such Indemnitee hereunder.

    (c) To the extent that insurance form third parties has been obtained and is available in respect of any Indemnified Damages, the amount of any Indemnified Damages shall be reduced by any amount actually recovered by the Indemnitee from such third parties (to the extent such reimbursement was not taken into account in assessing the amount of Indemnified Damages incurred by the Indemnitee) rather than having the Company make any payments pursuant to the indemnification obligations contained herein; provided that if such proceeds are not readily available, the Board of Directors will cause the Company to pay such Indemnified Damages, in which event the Company shall be entitled to reimbursement therefor out of the proceeds of insurance when and if obtained. The Board of Directors may (but shall not be obligated to) obtain, at the expense of the Company, insurance against any Indemnified Damages whether or not the Company would, pursuant to this Section 11.1, be required to indemnify any Indemnitee in respect thereof.

    (d) The Company shall, at its sole cost and expense, (i) maintain, with insurers or underwriters of national standing, in the name of the Company,
  (x) liability insurance to protect members of the Board of Directors and the officers, and (y) employee fidelity and other insurance consistent with industry practice, in the case of (x) and (y), in at least such amounts as are sufficient to cover reasonable risks of loss and are consistent with industry practice, and (ii) pay all premiums and other sums payable in respect of maintaining such insurance.

  (b) AGY Capital Corp.

  Under Section 145 of the General Corporation Law of the State of Delaware, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Delaware law does not permit indemnification of any action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter involving a present or former director or officer has been successfully defended.

  AGY Capital Corp.'s certificate of incorporation and bylaws provide, under certain circumstances, for the indemnification of AGY Capital Corp.'s present or former directors, officers, employees, agents and persons who, at the request of AGY Capital Corp., are or were serving in a similar capacity for another corporation or entity. These provisions also allow the Board of Directors to purchase and maintain insurance on behalf of AGY Capital Corp.'s present or former directors, officers or persons who are or were serving at the request of AGY Capital Corp. as a director or officer of another corporation or entity.

Item 21. Exhibits and Financial Statement Schedules

  (a) The following exhibits are filed as part of this Registration Statement:

 Ex.  Description
 ---  -----------
 2.1  Amended and Restated Asset Contribution Agreement dated as of July 31,
      1998 between Owens Corning and Lincoln Yarns LLC
 2.2  LLC Interest Sale and Purchase Agreement dated as of July 31, 1998 among
      Owens Corning, Lincoln Yarns LLC and Glass Holdings Corp.
 2.3  Amendment No. 1 to LLC Interest Sale and Purchase Agreement dated as of
      September 30, 1998 among Owens Corning, Advanced Glassfiber Yarns LLC and
      AGY Holdings, Inc.
 3.1  Certificate of Formation of Advanced Glassfiber Yarns LLC
 3.2  Advanced Glassfiber Yarns LLC Amended and Restated Limited Liability
      Company Operating Agreement between Jefferson Holdings, Inc. and AGY
      Holdings, Inc. dated as of September 30, 1998
 3.3  Certificate of Incorporation of AGY Capital Corp.
 3.4  Bylaws of AGY Capital Corp.
 4.1  Indenture, dated as of January 21, 1999, among Advanced Glassfiber Yarns
      LLC, AGY Capital Corp., the Guarantors and Bank of New York, as trustee, relating to $150 million principal amount of 9 7/8% Senior Subordinated
      Notes due 2009.
 4.2  Form of 9 7/8% Series A and Series B Senior Subordinated Notes due 2009
      (included in Exhibit 4.1)
 4.3  Registration Rights Agreement dated as of January 21, 1999 among Advanced
      Glassfiber Yarns LLC, AGY Capital Corp. and the Initial Purchasers
 5    Opinion of Alston & Bird LLP re legality*
 10.1 Patent and Know How License Agreement dated as of September 30, 1998 among Owens Corning Fiberglas Technology, Inc., Owens Corning and
      Advanced Glassfiber Yarns LLC
 10.2 Glass Marbles Supply Agreement dated as of September 30, 1998 between
      Owens Corning and Advanced Glassfiber Yarns LLC

  Ex.  Description
  ---  -----------
 10.3  Alloy Services Agreement dated as of September 30, 1998 between Advanced
       Glassfiber Yarns LLC and Owens Corning
 10.4  Non-Compete Agreement dated as of September 30, 1998 among Owens
       Corning, AGY Holdings Corp., Porcher Industries, S.A. and Advanced
       Glassfiber Yarns LLC
 10.5  Manufacturing Services Agreement dated as of September 30, 1998 between
       Owens Corning and Advanced Glassfiber Yarns LLC
 10.6  Trademark Assignment Agreement dated as of September 30, 1998 by Owens
       Corning Fiberglas Technology, Inc. and Owens Corning in favor of
       Advanced Glassfiber Yarns LLC
 10.7  Master Patent and Know How Assignment Agreement dated as of September
       30, 1998 by Owens Corning Fiberglas Technology, Inc., Owens Corning and
       Advanced Glassfiber Yarns LLC
 10.8  Borates Supply Agreement dated as of September 30, 1998 between Owens
       Corning and Advanced Glassfiber Yarns LLC**
 10.9  Transitional Services Agreement dated as of September 30, 1998 by and among Owens Corning and Advanced Glassfiber Yarns LLC
 10.10 Support Services Agreement dated as of September 30, 1998 between
       Advanced Glassfiber Yarns LLC and Owens Corning
 10.11 Software License Agreement dated as of September 30, 1998 between Owens
       Corning and Advanced Glassfiber Yarns LLC
 10.12 Keep-Well Agreement dated as of September 30, 1998 between Owens Corning and Advanced Glassfiber Yarns LLC
 10.13 Senior Credit Agreement dated as of September 30, 1998 among Advanced
       Glassfiber Yarns LLC, the Guarantors, First Union National Bank, as
       agent and lender, and certain other lenders
 10.14 Senior Subordinated Credit Agreement dated as of September 30, 1998 among Advanced Glassfiber Yarns LLC, the Guarantors, First Union
       Investors, Inc., as co-agent and lender, and Warburg Dillon Read LLC, as co-agent and lender
 10.15 Note Purchase Agreement dated January 15, 1999 among Advanced Glassfiber
       Yarns LLC, AGY Capital Corp. and the Initial Purchasers
 12    Statement re Computation of Ratios
 21    Subsidiaries of the Registrant
 23.1  Consent of Alston & Bird LLP (included in Exhibit 5)*
 23.2  Consent of Arthur Andersen LLP
 24    Power of Attorney (included on signature page)
 25    Statement of Eligibility (Form T-1) of The Bank of New York, as Trustee
 27    Financial Data Schedule
 99    Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer

--------
*  To be filed by amendment
** Portions of exhibit have been omitted pursuant to a request for confidential treatment
(b) Financial Statement Schedules--None

Item 22. Undertakings

  (a) Each of the undersigned Registrants hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, each of the Registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) Each of the undersigned Registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (d) Each of the undersigned Registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aiken, State of South Carolina, on February 12, 1999.

                               Advanced Glassfiber Yarns LLC

                                        /s/ Robert B. Fisher
                               By: ____________________________________________
                                          Robert B. Fisher President

  KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Advanced Glassfiber Yarns LLC hereby severally constitute Robert
B. Fisher and Catherine Cuisson, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any registration statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Advanced Glassfiber Yarns LLC to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                         Title                Date

      /s/ Robert Porcher                Chairman of the          February 12,
-------------------------------------    Board of Directors          1999
           Robert Porcher

       /s/ Heinz J. Otto                Director                 February 12,
-------------------------------------                                1999
            Heinz J. Otto

       /s/ Serge Piolat                 Director                 February 12,
-------------------------------------                                1999
            Serge Piolat

     /s/ Philippe Porcher               Director                 February 12,
-------------------------------------                                1999
          Philippe Porcher

      /s/ Thurston Roach                Director                 February 12,
-------------------------------------                                1999
           Thurston Roach

     /s/ Robert B. Fisher               President                February 12,
-------------------------------------                                1999
          Robert B. Fisher

     /s/ Catherine Cuisson              Chief Financial          February 12,
-------------------------------------    Officer (Principal          1999
          Catherine Cuisson              Accounting Officer)

                                  SIGNATURES

  Pursuant to Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aiken, State of South Carolina, on February 12, 1999.

                                          Agy Capital Corp.

                                                   /s/ Robert B. Fisher
                                          By: _________________________________
                                                     Robert B. Fisher
                                                         President

  KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of AGY Capital Corp. hereby severally constitute Robert B. Fisher and Catherine Cuisson, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any registration statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable AGY Capital Corp. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                Name                           Title                 Date

      /s/ Robert Porcher               Chairman of the           February 12,
-------------------------------------   Board of Directors           1999
           Robert Porcher

       /s/ Heinz J. Otto               Director                  February 12,
-------------------------------------                                1999
            Heinz J. Otto

       /s/ Serge Piolat                Director                  February 12,
-------------------------------------                                1999
            Serge Piolat

     /s/ Philippe Porcher              Director                  February 12,
-------------------------------------                                1999
          Philippe Porcher

      /s/ Thurston Roach               Director                  February 12,
-------------------------------------                                1999
           Thurston Roach

     /s/ Robert B. Fisher              President                 February 12,
-------------------------------------                                1999
          Robert B. Fisher

     /s/ Catherine Cuisson             Chief Financial           February 12,
-------------------------------------   Officer (Principal           1999
          Catherine Cuisson             Accounting Officer)

                                 EXHIBIT INDEX

 Ex.   Description
 ---   -----------
 2.1   Amended and Restated Asset Contribution Agreement dated as of July 31,
       1998 between Owens Corning and Lincoln Yarns LLC
 2.2   LLC Interest Sale and Purchase Agreement dated as of July 31, 1998 among
       Owens Corning, Lincoln Yarns LLC and Glass Holdings Corp.
 2.3   Amendment No. 1 to LLC Interest Sale and Purchase Agreement dated as of
       September 30, 1998 among Owens Corning, Advanced Glassfiber Yarns LLC and AGY Holdings, Inc.
 3.1   Certificate of Formation of Advanced Glassfiber Yarns LLC
 3.2   Advanced Glassfiber Yarns LLC Amended and Restated Limited Liability
       Company Operating Agreement between Jefferson Holdings, Inc. and AGY
       Holdings, Inc. dated as of September 30, 1998
 3.3   Certificate of Incorporation of AGY Capital Corp.
 3.4   Bylaws of AGY Capital Corp.
 4.1   Indenture, dated as of January 21, 1999, among Advanced Glassfiber Yarns
       LLC, AGY Capital Corp., the Guarantors and Bank of New York, as trustee, relating to $150 million principal amount of 9 7/8% Senior Subordinated
       Notes due 2009.
 4.2   Form of 9 7/8% Series A and Series B Senior Subordinated Notes due 2009
       (included in Exhibit 4.1)
 4.3   Registration Rights Agreement dated as of January 21, 1999 among
       Advanced Glassfiber Yarns LLC, AGY Capital Corp. and the Initial
       Purchasers
 5     Opinion of Alston & Bird LLP re legality*
 10.1  Patent and Know How License Agreement dated as of September 30, 1998 among Owens Corning Fiberglas Technology, Inc., Owens Corning and
       Advanced Glassfiber Yarns LLC
 10.2  Glass Marbles Supply Agreement dated as of September 30, 1998 between
       Owens Corning and Advanced Glassfiber Yarns LLC
 10.3  Alloy Services Agreement dated as of September 30, 1998 between Advanced
       Glassfiber Yarns LLC and Owens Corning
 10.4  Non-Compete Agreement dated as of September 30, 1998 among Owens
       Corning, AGY Holdings Corp., Porcher Industries, S.A. and Advanced
       Glassfiber Yarns LLC
 10.5  Manufacturing Services Agreement dated as of September 30, 1998 between
       Owens Corning and Advanced Glassfiber Yarns LLC
 10.6  Trademark Assignment Agreement dated as of September 30, 1998 by Owens
       Corning Fiberglas Technology, Inc. and Owens Corning in favor of
       Advanced Glassfiber Yarns LLC
 10.7  Master Patent and Know How Assignment Agreement dated as of September
       30, 1998 by Owens Corning Fiberglas Technology, Inc., Owens Corning and
       Advanced Glassfiber Yarns LLC
 10.8  Borates Supply Agreement dated as of September 30, 1998 between Owens
       Corning and Advanced Glassfiber Yarns LLC**
 10.9  Transitional Services Agreement dated as of September 30, 1998 by and among Owens Corning and Advanced Glassfiber Yarns LLC
 10.10 Support Services Agreement dated as of September 30, 1998 between
       Advanced Glassfiber Yarns LLC and Owens Corning
 10.11 Software License Agreement dated as of September 30, 1998 between Owens
       Corning and Advanced Glassfiber Yarns LLC
 10.12 Keep-Well Agreement dated as of September 30, 1998 between Owens Corning and Advanced Glassfiber Yarns LLC
 10.13 Senior Credit Agreement dated as of September 30, 1998 among Advanced
       Glassfiber Yarns LLC, the Guarantors, First Union National Bank, as
       agent and lender, and certain other lenders
 10.14 Senior Subordinated Credit Agreement dated as of September 30, 1998 among Advanced Glassfiber Yarns LLC, the Guarantors, First Union
       Investors, Inc., as co-agent and lender, and Warburg Dillon Read LLC, as co-agent and lender

 Ex.   Description
 ---   -----------
 10.15 Note Purchase Agreement dated January 15, 1999 among Advanced Glassfiber
       Yarns LLC, AGY Capital Corp. and the Initial Purchasers
 12    Statement re Computation of Ratios
 21    Subsidiaries of the Registrant
 23.1  Consent of Alston & Bird LLP (included in Exhibit 5)*
 23.2  Consent of Arthur Andersen LLP
 24    Power of Attorney (included on signature page)
 25    Statement of Eligibility (Form T-1) of The Bank of New York, as Trustee
 27    Financial Data Schedule
 99    Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer

--------
*  To be filed by amendment
** Portions of exhibit have been omitted pursuant to a request for confidential treatment